Morgan Stanley

Notice of 2024 Annual Meeting and Proxy Statement

Morgan Stanley

April 5, 2024

Dear fellow shareholders,

I cordially invite you to attend Morgan Stanley's 2024 annual meeting of shareholders on Thursday, May 23, 2024, which will be conducted virtually. I hope that you will be able to attend, and if not, I encourage you to vote by proxy. Your vote is very important.



James P. Gorman

It was a privilege to lead Morgan Stanley for 14 years and I am honored to have been part of its tremendous history. Over this period, we articulated a new strategy and completely transformed the Firm's business model. Today, Morgan Stanley has a leading global investment bank combined with a top wealth and asset manager. Together, these scaled businesses provide stability and durability of performance for investors. We are a balanced financial institution with a long-term sustainable business model. Importantly, our experienced and cohesive leadership team is well-positioned to drive long-term growth.

An intentional, multi-year, and methodical succession process led by the Board of Directors resulted in the appointment of Ted Pick as Chief Executive Officer, effective on January 1, 2024. Ted is an outstanding choice, demonstrating the strength and depth of Morgan Stanley's leadership talent. In addition to being an excellent executive and leader, he understands how important our culture and values are to driving success. Ted is a strategic leader who has the character and resilience to run a global financial institution.

The Board's decision was incredibly well-informed, based on the deep experience it had with all the candidates. Leadership transitions are very important to a well-functioning, curious, innovative organization. We are fortunate to have Andy Saperstein and Dan Simkowitz serve as Co-Presidents in elevated roles. Having them both alongside Ted ensures we maintain stability and cohesion at the executive level. I have agreed to stay on as Chairman this year to provide counsel and ensure the smooth transition of leadership. I will therefore chair this year's annual meeting of shareholders, and I expect that it will be my last.

I would like to thank the Board of Directors for their extraordinary support and guidance during my tenure as CEO. I am grateful to all of them for helping position this Firm for long-term success. We were deeply saddened by the passing of Lord Alistair Darling on November 30, 2023. Alistair served on our Board from 2016 to 2023 and was a member of both the Audit Committee and Risk Committee. The Board acknowledges Lord Darling's distinguished service and many contributions to Morgan Stanley.

Please also read Ted's letter to shareholders where he discusses our achievements and his expectations for the future. We look forward to hearing from you at the annual meeting next month.

Thank you for your continued support of Morgan Stanley.

Very truly yours,

James P. Gorman

JAMES P. GORMAN
Chairman of the Board

Table of Contents

Morgan Stanley

1585 Broadway
New York, NY 10036

Notice of 2024 Annual Meeting of Shareholders

TIME AND DATE
9:00 a.m. (EDT) on May 23, 2024

LOCATION
In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually this year at www.virtualshareholdermeeting.com/MS2024. As always, we encourage you to vote your shares prior to the annual meeting.

ITEMS OF BUSINESS
- Elect the Board of Directors for a one-year term
- Ratify the appointment of Deloitte & Touche LLP as independent auditor
- Approve the compensation of executives as disclosed in the proxy statement (non-binding advisory vote)
- Approve the Non-U.S. Nonqualified Employee Stock Purchase Plan
- Consider three shareholder proposals, if properly presented at the meeting
- Transact such other business as may properly come before the meeting or any postponement or adjournment thereof

RECORD DATE
The close of business on March 25, 2024, is the date of determination of shareholders entitled to notice of, and to vote at, the annual meeting of shareholders.

ACCESS
Record or beneficial owners of Morgan Stanley's common stock as of the record date, the close of business on March 25, 2024, may attend, vote and submit questions at our annual meeting from any location via the Internet by logging in at www.virtualshareholdermeeting.com/MS2024 and entering the control number provided on your proxy card, voting instruction form or Notice. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate. See "Information About the Annual Meeting."

By Order of the Board of Directors,

[signature]

MARTIN M. COHEN
Corporate Secretary
April 5, 2024

VOTING
It is important that all of your shares are voted. You may submit your proxy to have your shares voted over the Internet or by telephone or by returning your proxy card or voting instruction form, if you receive one in the mail.

  

BY MOBILE DEVICE
You can vote by scanning the QR Barcode on your proxy materials.

BY INTERNET
You can vote online at www.proxyvote.com.

BY TELEPHONE
You can vote by calling the number on your proxy materials.

BY MAIL
You can vote by mail by completing, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

WEBCAST
If you are unable to participate in the meeting, a replay of the meeting will be available at www.morganstanley.com/about-us-ir after the meeting. Please go to our website for details.

NOTICE
We are distributing to certain shareholders a Notice of Internet Availability of Proxy Materials (Notice) on or about April 5, 2024. The Notice informs those shareholders how to access this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2023 (2023 Form 10-K), through the Internet and how to submit a proxy online.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 23, 2024: Our Letter to Shareholders, Proxy Statement and 2023 Form 10-K, are available free of charge on our website at www.morganstanley.com/2024ams.

CAUTIONARY INFORMATION AND FORWARD-LOOKING STATEMENTS

This proxy statement includes statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including the attainment of certain financial and other targets, objectives and goals. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in the 2023 Form 10-K. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements to reflect the impact of circumstances or events that arise after the dates they are made, whether as a result of new information, future events or otherwise, except as required by applicable law.

In addition, references throughout this proxy statement to webpages, policies or reports (including hyperlinks) are provided for our shareholders' reference. None of the webpages, policies or reports referenced or discussed herein (including content accessible via hyperlinks) are deemed part of, or incorporated by reference in, this proxy statement or any other filing with the Securities and Exchange Commission (SEC).

Overview of Voting Items

This overview of voting items presents certain information that you should consider before voting on the items presented at this year's annual meeting; however, you should read the entire proxy statement carefully before voting. In this proxy statement, we refer to Morgan Stanley as the "Company," the "Firm," "we," "our" or "us" and the Board of Directors as the "Board."

Item 1

Election of Directors

Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

See page 14 for Corporate Governance Matters and additional information, including qualifications of all director nominees.

DIRECTOR NOMINEES

Name, Age, Independence	Occupation highlights	Director since	Other current U.S.-listed public boards	Morgan Stanley Committees: A	CMDS	G&S	O&T	R
Megan Butler, 59 Independent	Former Executive Director at the U.K. Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA)	—	None	M*				
Thomas H. Glocer, 64 Independent Lead Director	Former Chief Executive Officer (CEO) of Thomson Reuters Corporation (Thomson Reuters)	2013	- Merck & Co., Inc.		M	M		
James P. Gorman, 65	Chairman of the Board (Chairman)	2010	- The Walt Disney Company					
Robert H. Herz, 70 Independent	Former Partner of PricewaterhouseCoopers LLP (PwC); Former Chair of Financial Accounting Standards Board	2012	- Federal National Mortgage Association (Fannie Mae) - Workiva Inc.	C		M		
Erika H. James, 54 Independent	Dean of the Wharton School at the University of Pennsylvania	2022	None		M	M		
Hironori Kamezawa, 62 Non-Management	President and Group CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG)	2021	- MUFG					M
Shelley B. Leibowitz, 63 Independent	Former Group Chief Information Officer (CIO) for the World Bank and CIO of several financial services firms	2020	- Elastic NV (Elastic)	M			M	
Stephen J. Luczo, 67 Independent	Former CEO and Chair of Seagate Technology plc (Seagate)	2019	- AT&T Inc. (AT&T)		M		M	
Jami Miscik, 65 Independent	CEO of Global Strategic Insights; Former CEO and Vice Chair of Kissinger; Former Deputy Director for Intelligence at the Central Intelligence Agency	2014	- General Motors Company - HP Inc.				C	M
Masato Miyachi, 63 Non-Management	Advisor of MUFG Bank, Ltd. (MUFG Bank) and Mitsubishi UFJ Securities Holdings Co., Ltd.	2022	None				M	
Dennis M. Nally, 71 Independent	Former Chair of PricewaterhouseCoopers International Ltd.	2016	- Cencora, Inc. (Cencora)	M	C			
Edward Pick, 55	CEO of Morgan Stanley	2024	None					
Mary L. Schapiro, 68 Independent	Vice Chair for Global Public Policy and Special Advisor to Founder and Chair of Bloomberg, L.P.; Former Chair of the SEC	2018	- CVS Health Corporation			M		M
Perry M. Traquina, 68 Independent	Former CEO and Managing Partner of Wellington Management Company LLP	2015	- eBay Inc. - The Allstate Corporation				M	C
Rayford Wilkins, Jr., 72 Independent	Former CEO of Diversified Businesses of AT&T	2013	- Caterpillar Inc. - Valero Energy Corporation		M	C		

Note: Director ages are as of the date of the annual meeting.

* Effective upon her election by shareholders, Ms. Butler will join the Audit Committee.

A: Audit Committee

CMDS: Compensation, Management Development and Succession Committee

G&S: Governance and Sustainability Committee

O&T: Operations and Technology Committee

R: Risk Committee

C: Chair

M: Member

THE MORGAN STANLEY BOARD OF DIRECTORS

Board Tenure Balance

Average Tenure : 6 years



10 years +
4

5-10 years
4

Less than 5 years
7

Board Independence

All members of all committees are non-management, and the Board benefits from an **engaged Independent Lead Director** with expansive responsibilities



Management
2

Non-Management
13

Diverse and International Board*

33% of the Board is **female**	**27%** of the Board is **ethnically diverse**	**53%** of the Board is **gender and/or ethnically diverse**
5 directors **born outside of the U.S.**	**64** years **average age** of Board upon election at annual meeting	**5** **new directors** in the last three years (since beginning of 2021)

Nominees' Skills Align with Company Business Model and Strategy



Skill	Count
Leadership	15
Global / International Perspective	13
Human Capital Management	13
Public Company Governance	13
Financial Services	12
Risk Management	12
Academia / Government / Public Policy / Regulatory Affairs	11
Accounting / Financial Reporting	11
Current or Former CEO	10
ESG / Sustainability	8
Strategic Planning	8
Cybersecurity / Technology / Information Security	7

• Data and metrics are as of the annual meeting and are based on information self-identified by each director nominee.

KEY CORPORATE GOVERNANCE PRACTICES

ROBUST BOARD OVERSIGHT

- The Firm's strategy, including an annual offsite with management
- Annual business plans
- Enterprise Risk Management (ERM) framework
- Environmental, social and governance (ESG) matters, including diversity and climate
- Culture, values and conduct
- Succession plans for CEO and senior executives

ANNUAL BOARD EVALUATION

- One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
  - Duties and responsibilities, including individual director performance
  - Board and committee structure, including board and ethnic diversity
  - Culture, process and execution
- Policies and practices are revised as appropriate

SHAREHOLDER RIGHTS AND ACCOUNTABILITY

- Adopted proxy access
- Shareholders who own at least 25% of common stock may call a special meeting of shareholders
- All directors elected annually by majority vote
- No "poison pill" in effect

COMMITTED TO SUSTAINABILITY

- ESG Report informed by Sustainability Accounting Standards Board's (SASB) guidance and Task Force on Climate-Related Financial Disclosures (TCFD) recommendations
- Pledged to reach net-zero financed emissions by 2050
- Interim 2030 emissions targets for the most emissions-intensive sectors within our corporate lending portfolio

VALUE AND RESPOND TO SHAREHOLDER FEEDBACK

- Investor input in recent years has led to:
  - Enhanced proxy disclosure of alignment of pay for performance
  - Inclusion of Board skills and gender/race matrix
  - Reporting on talent, including diversity and inclusion
  - Amendments to the Board's "overboarding" policy

Item 2

Ratification of Appointment of Morgan Stanley's Independent Auditor

☑ Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

🔍 See page 53 for Audit Matters and additional information, including the Audit Committee Report and fees paid to Deloitte & Touche.

Item 3

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

🔍 See page 60 for the "Compensation Discussion and Analysis" (CD&A) and additional information relating to the metrics and certain non-GAAP measures referenced below in Section 5 "Explanatory Notes" of the CD&A.

PERFORMANCE-BASED APPROACH TO COMPENSATION

As in prior years, the CMDS Committee used a well-defined framework to determine CEO compensation for 2023, including establishing financial and non-financial performance priorities based on the Firm's strategic objectives and a target compensation range for the CEO at the beginning of the year, assessing Firm and CEO performance after the end of the year against the pre-determined performance priorities and strategic objectives, and determining compensation with shareholder aligned features based on that performance assessment.

The CMDS Committee assessed Mr. Gorman's 2023 performance as outstanding, including setting the Firm up for success through:

- Visionary leadership and strong execution of strategy that transformed the Firm into a stronger, more resilient, and more balanced institution
- Intentional talent management culminating in the successful CEO succession and leadership transition
- The Firm's solid, resilient performance in 2023, with the business model performing as intended in a challenging market and macro environment, positioning the Firm well for future growth

Consistent with our pay-for-performance compensation framework and based on this performance assessment, Mr. Gorman's total pay for 2023 was set at $37 million, with shareholder-aligned features.

EXEMPLARY CEO SUCCESSION

Mr. Gorman's exemplary executive talent development led to the successful execution of an orderly, multi-year CEO succession planning process that is uncommon in financial services. As announced by the Board on October 25, 2023, Edward (Ted) Pick became the Firm's CEO and was elected to the Board, effective January 1, 2024. At such time, Mr. Gorman stepped down as CEO and became Executive Chairman. In addition, Co-President and Head of Wealth Management, Andrew Saperstein, also became the Head of Investment Management; and Daniel Simkowitz became Co-President of the Firm and the Head of Institutional Securities.

Succession planning is one of the most important responsibilities of the CEO and the Board. After 14 years of success under Mr. Gorman's leadership, it was imperative to the Firm and our shareholders that the Firm achieve a seamless transition that built upon the strength of the franchise that Mr. Gorman and the leadership team had created.

Before the CEO successor was announced, many shareholders expressed concern that the then current business leaders and CEO candidates, who had been so successful in execution of the Firm's strategy and the growth of the Firm, would not be retained during the transition. After deliberation over multiple meetings, and in response to shareholder concerns about leadership continuity, the CMDS Committee granted a $20 million Staking Award to each of Messrs. Pick, Saperstein and Simkowitz. The CMDS Committee believes it was important to stake these three leaders as a team and chose to grant the same amount for each executive to reinforce the message of collaboration in leadership through the transition. The strategy was to maintain the leaders of the three business segments, and the CMDS Committee believes that the Staking Awards are appropriate to help ensure the success of this strategy, the continued success of the Firm and its long-term strategy, and the interests of shareholders. The Firm does not have a practice of granting one-off awards to incumbents and the CMDS Committee views the Staking Awards as an intentional approach to addressing shareholder concerns in an effort to achieve an atypical outcome within the financial industry and to ensure leadership continuity, and to galvanize this team and focus them on working together for the future creation of shareholder value.

For a discussion of Mr. Gorman's strategic talent management that led to the seamless CEO transition, see the CD&A Section 1.3 "Performance Highlights—CEO Succession Based on Multi-Year Intentional Talent Development Process."

For a discussion of the decision process, objectives, and design of the Staking Awards, see the CD&A Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

For a discussion of the topics discussed during engagement with shareholders before and after the CEO succession was announced and our responses, see the CD&A Section 1.5 "Ongoing Shareholder Engagement and 'Say on Pay' Vote."

STRATEGIC TRANSFORMATION AND FINANCIAL PERFORMANCE

Over his tenure as CEO and during 2023, Mr. Gorman reshaped the Firm into a stronger, more resilient, and more balanced institution positioned for long-term growth. As a result, against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges in 2023, including uncertainty regarding the future path of interest rates and concerns related to heightened geopolitical risks that pressured deposits, strategic activity and capital raising.

Under Mr. Gorman's leadership, 2023 results reflected the strategic transformation of the Firm poised for future growth:

- The Firm achieved total shareholder return of 14% and premium valuation relative to core banking peers (since 2010, when Mr. Gorman became CEO, the stock price has more than tripled and market capitalization has increased from $40 billion to $153 billion).
- Over 60% of the Firm's Pre-Tax Profit came from the Firm's Wealth and Investment Management businesses (up from approximately 30% in 2010 and net revenues from both businesses have more than doubled since 2010), providing durability to the franchise.
- Institutional Securities continued to show the benefits of the integrated investment bank with top-tier wallet share positions in Equities (~20%), Investment Banking (~15%) and Fixed Income (~10%).
- The Firm reported full-year ROTCE of 12.8% against a mixed backdrop and a number of headwinds.
- The standardized CET 1 Ratio at December 31, 2023 was 15.2%, 230bps above our risk-based capital regulatory requirement inclusive of buffers and evidence of our prudent capital management.
- The Firm continued to increase returns to shareholders. The quarterly dividend was increased to $0.85 (up from $0.05 in 2010), with total dividends paid of $5.4 billion (up from $0.3 billion in 2010), and the Firm repurchased $5.3 billion of outstanding common stock.
- A significant legal and regulatory matter was resolved.

15 Years of Transformation

Mr. Gorman's visionary leadership and strong execution of strategy over his tenure has transformed the Firm into a more resilient and more balanced institution with a clear strategy that is well-positioned for long-term growth.



	2009–2014	2015–2019	2020–2022	2023
Revenue Mix	$31Bn (52% / 48%)	$38Bn (50% / 50%)	$54Bn (49% / 51%)	$54Bn (42% / 58%)
Profitability Mix	$6Bn (61% / 39%)	$10Bn (53% / 47%)	$16Bn (57% / 43%)	$12Bn (38% / 62%)
Client Assets	$2.0Tn	$2.8Tn	$5.6Tn	$6.6Tn
ROTCE	4%	11%	17%	13%
Acquisitions	Smith Barney	Solium	E*TRADE	Eaton Vance

☐ Institutional Securities   ■ Wealth and Investment Management

Resilient and Balanced Business Model Across Businesses

Overall, the Firm's balanced business model demonstrated resilience under stress and performed as intended.



WM & IM

>$6 Trillion in Total Client Assets

Client Assets ($Tn)

- 2010: 1.9
- 2018: 2.8
- 2023: 6.6

3.5x

#1 Industry Leader

Net Revenue ($Bn)

- 2010: 15
- 2018: 20
- 2023: 32

2.1x

ISG

Strategy for Leading Wallet Share Across the Integrated Investment Bank

~20% Equity

~15% Investment Banking

~10% Fixed Income

CEO Performance and Long-Term Vision

2023 results reflect the transformation of the Firm into a stronger, more resilient, and more balanced institution. Against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth. Despite the market headwinds in 2023, the Firm is well positioned for future growth.

Tenure as CEO and 2023 Performance

2010–2014	2015–2022		2023+
Business stabilization and strategy reset	**Business investments and transformation**		**Well-positioned for long-term growth**
285% Total Shareholder Return 2010 - 2023	**~300%** WM & IM PBT Growth 2010 - 2023	**Top 3** ISG Wallet Share	**$6.6Tn** Total client assets
$.05 - $.085 Quarterly DPS Growth 2010 - 2023	Multiple expansion by **over 20%** since 2010	**15.3%** ROTCE 5-year average	**$54.1Bn** Firm Net Revenues
+$113Bn Market Capitalization 2010 - 2023	**~500** external CEO engagements per year	**+10** years focused on succession planning	**92%** of employees are "proud to work" at the Firm

2023 Results and Headwinds

Under Mr. Gorman's leadership, the Firm delivered solid results in 2023 despite headwinds and reaffirmed the long-term value proposition.

	2023 Results	Long-Term Goals
Client Assets	$6.6Tn	$10Tn+
WM Pre-Tax Margin	25%	30%
Efficiency Ratio	77%	70%
ROTCE	13%	20%

Against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges

Headwinds	Impacts
• Sticky inflation and continued central bank tightening	• Pressured deposit activity and higher funding costs
• Unexpected geopolitical tension	• Muted strategic activity and capital raising
• Commercial real estate price declines	• Pressured operating leverage

For more detail regarding the Committee's assessment of 2023 Firm and CEO performance, see the CD&A Section 1.3 "Performance Highlights" and Section 3.2 "Evaluating Firm and Individual Performance for Alignment with Executive Compensation."

FRAMEWORK FOR CEO COMPENSATION DECISION

The CMDS Committee uses a disciplined pay-for-performance framework to determine CEO compensation so that compensation is commensurate with the overall performance of the Firm and individual performance. This approach enables the CMDS Committee to make a balanced and informed pay decision that is aligned with performance.

The CMDS Committee's CEO compensation framework supports and reinforces the Firm's pay-for-performance philosophy and incorporates four key steps.



Set Financial and Non-Financial Performance Priorities
Establish Target Compensation Range
Assess Performance Against Performance Priorities and Strategic Objectives
Determine Compensation Based on Performance Assessment
Annual Performance Priorities
MS CEO Pay Range and Decision
Quantitative
· Firm financial performance
· Capital and liquidity strength
· Business segment performance
· Efficiency ratio and ROTCE
· Total shareholder return
Qualitative
· Effective risk and control framework
· Culture, leadership, strategy, resilience, reputation and deepening of MUFG alliance
· Global regulatory standing
· Workforce resilience (attraction, retention, engagement) and diversity
· Credit rating
$40 Million or More
· CEO performance exceeds expectations
· Strong Firm performance and shareholder returns
$37 million
· Firm performance and shareholder returns generally in line with peers with room for continued progress
· CEO performance meets expectations
· CEO performance below expectations
· Firm performance and shareholder returns are below expectations
$20 Million or Less

CEO COMPENSATION DETERMINATION

The 2023 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of the Firm's solid and resilient financial performance in 2023 and its assessment that the Firm's business model, as envisioned by Mr. Gorman, performed as intended and showed durability and growth against a mixed backdrop and despite the challenges in 2023. The CMDS Committee also based its 2023 CEO pay decision on its assessment of Mr. Gorman's outstanding performance in executing the CEO succession, the transition of leadership, and the resolution of a significant legal and regulatory matter. The CMDS Committee determined that a 2023 pay decision for Mr. Gorman of $37 million, with shareholder-aligned features, was appropriate.

Consistent with previous years' compensation and shareholder feedback over the years, 60% of Mr. Gorman's incentive compensation is delivered in future performance-vested equity subject to clawback, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests.

Key Features	CEO Compensation Elements ($MM)

Key Features

75% of incentive compensation awarded in equity	**100%** of deferred compensation awarded in equity
60% of incentive compensation is performance-vested	Multi-year vesting over **3 years**

Share Ownership Requirement
75% first 5 years; **50%** thereafter

Best Practices
Prohibitions on pledging, hedging, selling short or trading derivatives, and no excise tax protection upon change-in-control

CEO Compensation Elements ($MM)

	2024	2025	2026	2027
75%* Equity — 60% Performance-Vested	21.3 At-Risk		0-1.5x of target Performance-Vested Units vest in Year 3	
15% Time-Vested	5.3		50% of Time-Vested RSUs vest in each of Years 2 & 3	
25%* Cash Bonus	8.9			
Base Salary	1.5			
Total Compensation	$37MM**			

*% of Incentive Compensation

** *This is the amount the CMDS Committee awarded to the CEO in early 2024 for 2023 performance. This amount differs from the SEC required disclosure in the "2023 Summary Compensation Table."*

SHAREHOLDER ENGAGEMENT

In addition to the Firm's annual engagement with shareholders in the post-proxy statement off-season, representatives of the Firm, including the CMDS Committee Chair and the Board's Independent Lead Director (who is also a member of the CMDS Committee), engaged with shareholders to discuss the succession planning process and Staking Awards.

At our 2023 annual meeting of shareholders, approximately 96% of the votes cast were in favor of our annual "Say on Pay" proposal. In anticipation of the 2024 "Say on Pay" vote, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management, and environmental and social goals. Shareholders who provided feedback during our engagement program generally praised the quality of the Firm's disclosure and reported that the CMDS Committee's use of discretion in the administration of the executive compensation program is reasonable and that executive compensation at Morgan Stanley is viewed as well-aligned with performance. Shareholders also generally emphasized their support for the Firm's leadership team, the Firm's strategy and long-term performance, and the Firm's annual compensation program for executives.

The CMDS Committee also factored shareholder feedback, including the "Say on Pay" vote results, into its consideration of the executive compensation structure and determination of 2023 NEO pay levels. After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2023.

In addition to Firm's annual engagement with shareholders in the post-proxy statement off-season, representatives of the Firm, including the CMDS Committee Chair and the Board's Independent Lead Director (who is also a member of the CMDS Committee), engaged with shareholders to discuss the succession planning process and Staking Awards.

For a discussion of the topics discussed during engagement with shareholders and our responses, see the CD&A Section 1.5 "Ongoing Shareholder Engagement and 'Say on Pay' Vote."

Item 4

Company Proposal to Approve Non-U.S. Nonqualified Employee Stock Purchase Plan

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

See page 112 for the proposal to approve the Non-U.S. Nonqualified Employee Stock Purchase Plan

PROPOSAL

- Morgan Stanley has an employee stock purchase plan that is qualified under Section 423 of the Internal Revenue Code (Qualified ESPP) for employees of eligible U.S. subsidiaries, which was approved by shareholders in 1994
- Due to tax, administrative and other hurdles to implementing the Qualified ESPP for employees of certain non-U.S. subsidiaries, the Board recommends that shareholders approve the Nonqualified Employee Stock Purchase Plan (NQ ESPP) for employees of eligible non-U.S. subsidiaries. The NQ ESPP is not tax-qualified
- The NQ ESPP facilitates Morgan Stanley share ownership for eligible employees by providing for the purchase of shares of Morgan Stanley common stock at a discount through payroll deductions

IMPACT

- The NQ ESPP provides for the purchase of up to an aggregate of 5 million shares, which shares will be reallocated and deducted from the share reserve of the Qualified ESPP that was previously approved by shareholders
- Because we are not requesting additional shares for the NQ ESPP, and are instead reallocating shares from the Qualified ESPP, the NQ ESPP will not result in incremental dilution to shareholders

MATERIAL TERMS

- The discount at which shares may be purchased under the NQ ESPP may not exceed 15% of the fair market value of Firm common stock on the purchase date
- Payroll contributions to the NQ ESPP are limited to 25% of an eligible employee's eligible compensation
- Share purchases under the NQ ESPP are limited per eligible employee to 1,000 shares per offering period and to shares with an aggregate fair market value of $25,000 per calendar year in which the option is outstanding
- Shares purchased under the NQ ESPP are generally subject to a 12-month holding period, securities laws, and the Firm's trading policies

Items 5-7

Shareholder Proposals

☒ Our Board unanimously recommends that you vote **"AGAINST"** each of the following shareholder proposals.

See pages 117-127 for the shareholder proposals and our Board's opposition statements.

- Report on Risks of Politicized De-Banking
- Transparency in Lobbying
- Clean Energy Supply Financing Ratio

Corporate Governance Matters

Item 1

Election of Directors

☑ Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

Director Succession and Nomination Process

KEY STATISTICS ON BOARD SUCCESSION

6 years	64 years	5
Average tenure of Board upon election at annual meeting	Average age of Board upon election at annual meeting	New directors in the last three years (since the beginning of 2021)

The Governance and Sustainability Committee's charter provides that the committee will actively seek and identify nominees for recommendation to the Board consistent with the criteria in the Morgan Stanley Board of Directors Corporate Governance Policies (Corporate Governance Policies), which provide that the Board values members who:

- Combine a broad spectrum of experience and expertise with a reputation for integrity.
- Have experience in positions with a high degree of responsibility.
- Are leaders in the companies or institutions with which they are affiliated.
- Can make contributions to the Board and management.
- Represent the interests of shareholders.
- Possess a willingness to appropriately challenge management in a constructive manner.

While the Board has not adopted a formal written policy regarding director diversity, the Corporate Governance Policies provide that the Board will take into account the diversity of a director candidate's perspectives, background, work experience and other demographics, including race, gender, ethnicity and nationality. In considering potential candidates for the Board, the Governance and Sustainability Committee considers the extent to which a candidate contributes to the diversity of the Board. The Governance and Sustainability Committee and the Board may also determine specific experience, qualifications, attributes and skills they are seeking in director candidates based on the needs of the Firm in light of the Firm's long-term strategy. In considering candidates for the Board, the Governance and Sustainability Committee considers the entirety of each candidate's credentials in the context of these criteria.

The Board is committed to the ongoing review of Board composition and director succession planning. The Governance and Sustainability Committee continuously reviews the experience, qualifications, attributes, skills, race, gender, ethnicity, nationality and tenure of the members of the Board and maintains a list of potential director candidates that is reviewed and refreshed regularly throughout the course of the year.

The Governance and Sustainability Committee may retain and terminate, in its sole discretion, a third party to assist in identifying director candidates or gathering information regarding a director candidate's background and experience. The Governance and Sustainability Committee may also consider director candidates proposed by shareholders, as provided for in the Corporate Governance Policies. Members of the Governance and Sustainability Committee, the Independent Lead Director and other members of the Board interview potential director candidates as part of the selection process when evaluating new director candidates.

The Corporate Governance Policies provide that Board members may serve on three other public company boards (in addition to the Board), unless they are an active CEO of another public company, in which case they may serve on one other public company board (in addition to the Board). In accordance with the Corporate Governance Policies, the Board expects a director to advise the Chairman and Corporate Secretary if he or she plans to join the board of directors or similar governing body of another public or private company or advisory board, or experiences other changed circumstances that could diminish his or her effectiveness as a director or otherwise be detrimental to the Firm. In addition, the Corporate Governance Policies provide that the Board expects a director to advise and to offer to tender his or her resignation for consideration by the Board if his or her principal occupation or employer changes. They also provide that a director candidate should not be nominated for election if the candidate would be 75 years old or older at the time of election.

Our Board currently includes two directors (Messrs. Kamezawa and Miyachi) who are designated in accordance with the terms of the Investor Agreement between Morgan Stanley and MUFG, dated October 13, 2008, as amended and restated (Investor Agreement), pursuant to which Morgan Stanley agreed to take all lawful action to cause two of MUFG's senior officers or directors to become members of Morgan Stanley's Board.

As previously disclosed, Lord Alistair Darling, who served on our Board from 2016 to 2023 and was a member of both the Audit Committee and Risk Committee of the Board, passed away on November 30, 2023. The Board acknowledges Lord Darling's distinguished service and many contributions to Morgan Stanley.

As part of the Board's ongoing review of Board composition and succession planning, management recommended Megan Butler to the Governance and Sustainability Committee as a potential candidate for election to the Board in light of her extensive background in legal and regulatory matters, including her leadership roles at the PRA and FCA, and financial services as well as her service as an independent non-executive director on the boards of Firm subsidiaries Morgan Stanley & Co. International plc (MSIP), Morgan Stanley Bank International Limited (MSBIL), and Morgan Stanley International Limited (MSIL). Based on the recommendation of the Governance and Sustainability Committee, the Board unanimously recommends that Ms. Butler be elected as a director at the 2024 annual meeting of shareholders.

Director Experience, Qualifications, Attributes and Skills

When the Board nominates directors for election at an annual meeting, it evaluates the experience, qualifications, attributes and skills that an individual director candidate contributes to the tapestry of the Board as a whole to assist the Board in discharging its duties and overseeing the Firm's strategy. This evaluation is part of the Governance and Sustainability Committee's ongoing Board succession planning processes as well as the Board's annual self-evaluation.

OUR DIRECTORS' EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND SKILLS ARE ALIGNED WITH FIRM STRATEGY

The Firm believes that an effective board consists of a diverse group of individuals who possess a variety of complementary skills and a range of tenures. The Governance and Sustainability Committee and the Board regularly consider these skills in the broader context of the Board's overall composition, with a view toward constituting a board that has the best skill set and experience to oversee the Firm's business and the broad set of challenges that it faces and reflects the diversity of the Firm's workforce, communities it serves, its customers and other key stakeholders. The following chart depicts the experience, qualifications, attributes and skills that the director nominees bring individually and in the aggregate to the Board. Additional detail for each director nominee is also included in the director's biography and the board matrix.

DIVERSE AND INTERNATIONAL BOARD*



33%
of the Board is **female**

27%
of the Board is **ethnically diverse**

53%
of board is **gender and/or ethnically diverse**

5
directors **born outside of the U.S.**

64 years
average age of Board upon election at annual meeting

5
new directors in the last three years (since beginning of 2021)

* Data and metrics are as of the date of the annual meeting and are based on information self-identified by each director nominee.

Director Nominees

The Board has nominated the following 15 director nominees for election at the 2024 annual meeting of shareholders. The Board believes that, in totality, the mix of experience and qualifications and the diversity of attributes and skills among the nominees enhances our Board's effectiveness and is aligned with the Firm's long-term strategy. Our directors have a combined wealth of leadership experience derived from extensive service guiding large, complex organizations as executive leaders or board members and in government, academia and public policy, and possess a diversity of qualifications, attributes and skills applicable to our business and long-term strategy. The Board stands for election at each annual meeting of shareholders. Each director holds office until his or her successor has been duly elected and qualified or the director's earlier resignation, death or removal.

Each nominee has indicated that he or she will serve if elected. We do not anticipate that any nominee will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce the number of directors to be elected. In the biographical information for each director nominee that follows, the ages indicated are as of the date of the annual meeting and all other information is current as of the date of the filing of this proxy statement.

Experience, Qualifications, Attributes and Skills	BUTLER	GLOCER	GORMAN	HERZ	JAMES	KAMEZAWA	LEIBOWITZ	LUCZO	MISCIK	MIYACHI	NALLY	PICK	SCHAPIRO	TRAQUINA	WILKINS	TOTAL
Leadership	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	**15**
Global / International Perspective	●	●	●	●		●	●	●	●	●	●	●		●	●	**13**
Human Capital Management		●	●		●	●	●	●	●	●	●	●	●	●	●	**13**
Public Company Governance		●	●	●	●	●	●	●	●	●	●		●	●	●	**13**
Financial Services	●		●	●		●	●	●	●	●	●	●	●	●		**12**
Risk Management	●		●	●		●	●		●	●	●	●	●	●	●	**12**
Academia / Government / Public Policy / Regulatory Affairs	●		●		●	●		●	●	●	●		●	●	●	**11**
Accounting / Financial Reporting	●	●	●	●		●				●	●	●	●	●	●	**11**
Current or Former CEO		●	●			●		●	●		●	●	●	●	●	**10**
ESG / Sustainability			●	●	●	●				●			●	●	●	**8**
Strategic Planning		●	●			●		●	●	●		●		●		**8**
Cybersecurity / Technology / Information Security		●				●	●	●	●		●				●	**7**

Board Tenure and Diversity	BUTLER	GLOCER	GORMAN	HERZ	JAMES	KAMEZAWA	LEIBOWITZ	LUCZO	MISCIK	MIYACHI	NALLY	PICK	SCHAPIRO	TRAQUINA	WILKINS	TOTAL
Years on the Board (from date first elected)	**0**	**11**	**14**	**12**	**2**	**3**	**4**	**5**	**10**	**2**	**8**	**0**	**6**	**9**	**11**	
Age at 2024 Annual Meeting	**59**	**64**	**65**	**70**	**54**	**62**	**63**	**67**	**65**	**63**	**71**	**55**	**68**	**68**	**72**	
Number of Other Public Company Boards	**0**	1	1	2	0	1	1	1	2	0	1	0	1	2	2	
Gender	**F**	M	M	M	F	M	F	M	F	M	M	M	F	M	M	
African American / Black					●										●	**2**
Asian / South Asian						●				●						**2**
White / Caucasian	●	●	●	●			●	●	●		●	●	●	●		**11**
Born Outside of the U.S.	●		●		●	●				●						**5**

Notes:

- Total years on the Board and Age at 2024 Annual Meeting are averages.
- Diversity characteristics are based on information self-identified by each director nominee.
- Mr. Pick was elected to the Board effective January 1, 2024.
- Effective upon her election by shareholders, Ms. Butler will join the Board.



Megan Butler, 59
Independent Director

Director Nominee

Morgan Stanley Committees:
• Audit*



Thomas H. Glocer, 64
Independent Lead Director

Director Since: 2013

Morgan Stanley Committees:
• CMDS
• Governance and
  Sustainability

Qualifications, Attributes and Skills:

Ms. Butler's extensive background in legal and regulatory matters, including her leadership roles at the PRA and FCA, brings to the Board a global perspective on the financial services industry and global regulatory framework as well as legal and risk management experience.

Qualifications, Attributes and Skills:

Mr. Glocer's leadership positions, including in his capacity as Independent Lead Director appointed by our independent directors and as CEO of Thomson Reuters, bring to the Board extensive management experience as well as finance, operational and technology experience and an international perspective.

Professional Experience:

- Former Executive Director of the FCA from 2020 to 2022. Previously the Executive Director of Supervision, Investment Wholesale and Specialists Division of FCA from 2015 to 2020.
- Former Executive Director of International Banks Directorate of the PRA from 2013 to 2015.
- Former Head of Investment Banks Supervision, from 2012 to 2013, and Director in the International Banks Division, from 2008 to 2012, of the Financial Services Authority.
- Member of the Jersey Financial Services Board of Commissioners since June 2023.
- Member of the Board of Directors of MSIL and member of its Audit Committee, Risk Committee and Nomination and Governance Committee each since October 2022, and chair of its Audit Committee since May 2023.
- Member of the Board of Directors of MSIP and MSBIL, each since October 2022.
- Qualified lawyer admitted to the Bar of England and Wales.

Educational Experience:

- University of Sheffield, Bachelor of Laws

* Effective upon her election by shareholders, Ms. Butler will join the Audit Committee.

Professional Experience:

- Founder of Angelic Ventures, LP (Angelic), a family office focusing on early-stage investments in financial technology, cyber defense and media, and Managing Partner of Angelic since 2012.
- Served as CEO of Thomson Reuters, a news and information provider for businesses and professionals, from April 2008 through December 2011 and as CEO of Reuters Group PLC from July 2001 to April 2008. Joined Reuters Group PLC in 1993 and served in a variety of executive roles before being named CEO.
- Mergers and acquisitions lawyer at the law firm of Davis Polk & Wardwell LLP from 1984 to 1993.

Educational Experience:

- Columbia University, Bachelor's Degree
- Yale Law School, Juris Doctor

Other U.S. Listed Public Company Boards:

- Merck & Co., Inc.



James P. Gorman, 65
Chairman of the Board

Director Since: 2010



Robert H. Herz, 70
Independent Director

Director Since: 2012

Morgan Stanley Committees:
- Audit (Chair)
- Governance and Sustainability

Qualifications, Attributes and Skills:

As the Firm's former CEO and current Chairman, Mr. Gorman is a proven leader with an established record as a strategic thinker backed by strong operating, business development, succession planning and execution skills who brings to the Board an extensive understanding of Morgan Stanley's businesses and decades of financial services and risk management experience.

Qualifications, Attributes and Skills:

Mr. Herz brings to the Board extensive and global regulatory, public accounting, financial reporting, risk management, sustainability and financial services experience through his private and public roles, including as Chair of the Financial Accounting Standards Board.

Professional Experience:
- Chairman of the Board since January 2012.
- CEO of Morgan Stanley from January 2012 to December 2023. President from January 2010 through December 2011.
- Co-President of Morgan Stanley from December 2007 to December 2009, Co-Head of Strategic Planning from October 2007 to December 2009 and President and Chief Operating Officer of Wealth Management from February 2006 to April 2008.
- Joined Merrill Lynch & Co., Inc. (Merrill Lynch) in 1999 and served in various positions, including Chief Marketing Officer, Head of Corporate Acquisitions Strategy and Research in 2005 and President of the Global Private Client business from 2002 to 2005.
- Prior to joining Merrill Lynch, was a senior partner at McKinsey & Co., serving in the firm's financial services practice. Earlier in his career, was an attorney in Australia.

Educational Experience:
- University of Melbourne, Bachelor of Arts and Bachelor of Laws
- Columbia University, Master of Business Administration

Other U.S. Listed Public Company Boards:
- The Walt Disney Company

Professional Experience:
- President of Robert H. Herz LLC, providing consulting services on financial reporting and other matters, since September 2010.
- Director of the International Foundation for Valuing Impacts since June 2022.
- Member of the Transition Advisory Group, advising the International Financial Reporting Standards Foundation Trustees and the International Sustainability Standards Board (ISSB) since August 2022.
- Member of the Integrated Reporting and Connectivity Council, advising the ISSB and International Accounting Standards Board, each since August 2022.
- Director of the Value Reporting Foundation Board from June 2021 to August 2022, and the Sustainability Accounting Standards Foundation Board from October 2014 to June 2021.
- Chair of the Financial Accounting Standards Board from July 2002 to September 2010, and a part-time member of the International Accounting Standards Board from January 2001 to June 2002.
- Member of the Standing Advisory Group of the Public Company Accounting Oversight Board from 2012 to 2020, and served on the Accounting Standards Oversight Council of Canada from 2011 to March 2017.
- Partner of PwC, an accounting firm, from 1985 to 2002.

Educational Experience:
- The University of Manchester, Bachelor's Degree

Other U.S. Listed Public Company Boards:
- Federal National Mortgage Association (Fannie Mae)
- Workiva Inc.



Erika H. James, 54
Independent Director

Director Since: 2022

Morgan Stanley Committees:
- CMDS
- Governance and Sustainability



Hironori Kamezawa, 62
Non-Management Director

Director Since: 2021

Morgan Stanley Committees:
- Risk

Qualifications, Attributes and Skills:

As the Dean of the Wharton School at the University of Pennsylvania, Ms. James brings to the Board strong management and strategy experience as a leading expert in crisis leadership and workplace diversity.

Qualifications, Attributes and Skills:

Mr. Kamezawa brings to the Board global leadership as well as over 35 years of international banking experience and financial services, risk management, digital transformation and information technology expertise, including as President and Group CEO at MUFG and its associated companies.

Professional Experience:

- Dean of the Wharton School at the University of Pennsylvania since July 2020.
- Dean of Emory University's Goizueta Business School from July 2014 to May 2020.
- Senior Associate Dean for Executive Education at Darden School of Business, University of Virginia from January 2012 to July 2014.
- President of the Institute for Crisis Management, a consulting and research organization for crisis preparedness and response, from November 2012 to June 2014.

Educational Experience:

- Pomona College of the Claremont Colleges, Bachelor's Degree
- University of Michigan, Master's Degree and Doctor of Philosophy

Other U.S. Listed Public Company Boards in the Past Five Years:

- Momentive Global Inc.

Professional Experience:

- President and Group CEO of MUFG since April 2020, and Director of MUFG since June 2019. Director of MUFG Bank since June 2017.
- Deputy President of MUFG from April 2019 to March 2020, and Deputy President of MUFG Bank from April 2019 to March 2020.
- Chief Digital Transformation Officer from May 2017 to March 2020, Chief Operating Officer from April 2019 to March 2020, Chief Information Officer from May 2017 to March 2019, and Chief Data Officer of MUFG from May 2016 to May 2017.
- Deputy CEO of MUFG Americas and Chief Risk Officer for the Americas, based in New York, from May 2014 to May 2016.
- Numerous senior-level positions in Japan since joining The Mitsubishi Bank, Limited (now MUFG Bank) in April 1986, including the Global Markets Planning Division and Credit Policy and Planning Division.

Educational Experience:

- University of Tokyo, Bachelor's Degree
- University of Tokyo Graduate School of Mathematical Sciences, Master's Degree

Other U.S. Listed Public Company Boards:

- MUFG



Shelley B. Leibowitz, 63
Independent Director

Director Since: 2020

Morgan Stanley Committees:
• Audit
• Operations and Technology



Stephen J. Luczo, 67
Independent Director

Director Since: 2019

Morgan Stanley Committees:
• CMDS
• Operations and Technology

Qualifications, Attributes and Skills:

Ms. Leibowitz brings to the Board extensive leadership in technology and financial services, with expertise in digital transformation, innovation programs, information technology portfolio and risk management, and information security as well as international perspective.

Qualifications, Attributes and Skills:

As the former CEO and Chair of Seagate, Mr. Luczo brings to the Board extensive global strategic leadership experience with expertise in information technology and technology disruption.

Professional Experience:

- President of SL Advisory since 2016, which provides advice and insights in innovation and digital transformation, information technology portfolio and risk management, digital trust, performance metrics, and effective governance.
- Served as director of E*TRADE Financial Corporation (E*TRADE) from December 2014 until its acquisition by Morgan Stanley in October 2020.
- Served as Group Chief Information Officer for the World Bank from 2009 to 2012.
- Previously held Chief Information Officer positions at Morgan Stanley, Greenwich Capital Markets, Barclays Capital, and Investment Risk Management.
- Member of the Council on Foreign Relations, the New York Board of the National Association of Corporate Directors, and serves on the Visiting Committee of the Center for Development Economics at Williams College.

Educational Experience:

- Williams College, Bachelor's Degree

Other U.S. Listed Public Company Boards:

- Elastic

Other U.S. Listed Public Company Boards in the Past Five Years:

- AllianceBernstein Holding L.P.
- E*TRADE (prior to its acquisition by Morgan Stanley)

Professional Experience:

- Managing Partner at Crosspoint Capital Partners, L.P., a private equity investment firm focused on the cybersecurity and privacy sectors, since February 2020.
- Director of Seagate, a California-based leading provider of data storage technology and solutions, from 2002 to October 2021. Chair of the Board from 2002 to July 2020, and Executive Chair from October 2017 to October 2018.
- Served as CEO of Seagate from January 2009 to October 2017 and from July 1998 to July 2004.
- Also served as President and Chief Operating Officer of Seagate from September 1997 to July 1998. First joined Seagate in October 1993 as Senior Vice President of Corporate Development.
- Senior Managing Director of Global Technology Group of Bear, Stearns & Co. Inc., from February 1992 to October 1993.
- Investment Banker at Salomon Brothers from 1984 to 1992.

Educational Experience:

- Stanford University, Bachelor's Degree
- Stanford University Graduate School of Business, Master of Business Administration

Other U.S. Listed Public Company Boards:

- AT&T

Other U.S. Listed Public Company Boards in the Past Five Years:

- Seagate



Jami Miscik, 65
Independent Director

Director Since: 2014

Morgan Stanley Committees:
- Operations and Technology (Chair)
- Risk

Qualifications, Attributes and Skills:

Ms. Miscik brings to the Board extensive leadership in navigating geopolitical, macroeconomic and technology risks through her private and public roles, including her experience as CEO and Vice Chair of Kissinger and her service with the Central Intelligence Agency, as well as financial services experience.

Professional Experience:

- CEO of Global Strategic Insights, a private consulting firm focused on advising on geopolitical issues, since July 2022.
- CEO and Vice Chair of Kissinger, a New York-based strategic international consulting firm that assesses and navigates emerging market geopolitical and macroeconomic risks for its clients, from March 2017 to June 2022.
- Co-CEO and Vice Chair of Kissinger from 2015 to 2017 and President and Vice Chair of Kissinger from 2009 to 2015.
- Global Head of Sovereign Risk at Lehman Brothers from 2005 to 2008.
- Served at the Central Intelligence Agency from 1983 to 2005, including as Deputy Director for Intelligence from 2002 to 2005.
- Co-Chair of the President's Intelligence Advisory Board from 2014 to 2017 and served as Senior Advisor for Geopolitical Risk at Barclays Capital.

Educational Experience:

- Pepperdine University, Bachelor's Degree
- University of Denver's Josef Korbel School of International Studies, Master's Degree

Other U.S. Listed Public Company Boards:

- General Motors Company
- HP Inc.



Masato Miyachi, 63
Non-Management Director

Director Since: 2022

Morgan Stanley Committees:
- Operations and Technology

Qualifications, Attributes and Skills:

Mr. Miyachi brings to the Board over 35 years of international banking experience and financial services, risk management and sustainability expertise, including in his various senior roles across MUFG Bank and its associated companies.

Professional Experience:

- Advisor of MUFG Bank and Mitsubishi UFJ Securities Holdings since June 2022.
- Deputy President of MUFG Bank from April 2019 to June 2022. Director of MUFG Bank from June 2018 to June 2022. Chief Executive of Global Corporate and Investment Banking Group from April 2018 to March 2022.
- Chairman of MUFG Americas Holdings Corporation from May 2017 to April 2020.
- Co-Chief Executive of the Global Business Unit for MUFG Bank Americas and Europe, the Middle East and Africa (EMEA) from May 2017 to April 2018.
- Deputy Regional Executive for the MUFG Bank Americas from May 2016 to May 2017 and Regional Executive for MUFG Bank EMEA from May 2014 to May 2016.
- Numerous senior-level positions since joining The Bank of Tokyo, Ltd. (now MUFG Bank) in April 1984, including in Mergers and Acquisitions Advisory, Structured Finance, Corporate Strategy and Investment Banking.

Educational Experience:

- University of Tokyo, Bachelor's Degree
- Stanford University School of Business, Master's Degree
- Waseda University School of Asia-Pacific Studies, Doctor of Philosophy



Dennis M. Nally, 71

Independent Director

Director Since: 2016

Morgan Stanley Committees:
• Audit
• CMDS (Chair)



Edward (Ted) Pick, 55

Chief Executive Officer

Director Since: 2024

Qualifications, Attributes and Skills:

Mr. Nally brings to the Board over 40 years of global regulatory, public accounting and financial reporting experience, including through his role as Chair of PricewaterhouseCoopers International Ltd., as well as extensive technology, and risk management experience.

Qualifications, Attributes and Skills:

As CEO, Mr. Pick's over 30 years of experience with the Firm, including as Head of Institutional Securities and Co-Head of Corporate Strategy, brings to the Board the perspective of a strategic leader with deep knowledge of the Firm's businesses and risk management expertise.

Professional Experience:

• Chair of PricewaterhouseCoopers International Ltd., the coordinating and governance entity of the PwC network, from 2009 to July 2016.
• Chair and Senior Partner of the U.S. firm of PwC from May 2002 to June 2009.
• Joined PwC in 1974 and became a partner in 1985, serving in numerous leadership positions within PwC, including National Director of Strategic Planning, Audit and Business Advisory Services Leader and Managing Partner.

Educational Experience:

• Western Michigan University, Bachelor's Degree

Other U.S. Listed Public Company Boards:

• Cencora (f/k/a AmerisourceBergen Corporation)

Professional Experience:

• CEO of Morgan Stanley since January 2024.
• Co-President and Co-Head of Corporate Strategy of Morgan Stanley from June 2021 to December 2023. Head of Institutional Securities from July 2018 to December 2023.
• Global Head of Sales and Trading of Morgan Stanley from October 2015 to July 2018. Head of Global Equities from March 2011 to October 2015. Co-Head of Global Equities from April 2009 to March 2011. Co-Head of Global Capital Markets from July 2008 to April 2009. Co-Head of Global Equity Capital Markets from December 2005 to July 2008.

Educational Experience:

• Middlebury College, Bachelor's Degree
• Harvard Business School, Masters in Business Administration



Mary L. Schapiro, 68
Independent Director

Director Since: 2018

Morgan Stanley Committees:
• Governance and Sustainability
• Risk



Perry M. Traquina, 68
Independent Director

Director Since: 2015

Morgan Stanley Committees:
• Operations and Technology
• Risk (Chair)

Qualifications, Attributes and Skills:

Ms. Schapiro's leadership experience, including at the SEC, FINRA and the CFTC, brings to the Board extensive legal and regulatory compliance, finance, risk management, and public policy and government affairs experience as well as markets, financial services and ESG perspective.

Qualifications, Attributes and Skills:

Mr. Traquina brings to the Board extensive senior executive, financial services, regulatory and risk management experience, as well as investor perspective, sustainability and market knowledge from his over 30 years at the global investment management firm Wellington.

Professional Experience:
• Vice Chair for Global Public Policy and Special Advisor to the Founder and Chair of Bloomberg L.P. since October 2018.
• Vice Chair of the Advisory Board of Promontory Financial Group LLC (Promontory), a leading strategy, risk management and regulatory compliance firm, from January 2014 through 2018. Managing Director of Promontory from April 2013 to January 2014.
• Vice Chair of the Value Reporting Foundation Board from June 2021 to August 2022, and the Sustainability Accounting Standards Board from May 2014 to June 2021.
• Chair of the SEC from January 2009 to December 2012.
• Chair and CEO of the Financial Industry Regulatory Authority (FINRA), from 2006 to 2008, and served in numerous other key executive positions at FINRA and its predecessor from 1996 to 2006, including Vice Chair and President of NASD Regulation.
• Chair of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996.

Educational Experience:
• Franklin & Marshall College, Bachelor's Degree
• The George Washington University Law School, Juris Doctor

Other U.S. Listed Public Company Boards:
• CVS Health Corporation

Professional Experience:
• Chair, CEO and Managing Partner of Wellington Management Company LLP (Wellington), a global, multi-asset investment management firm, serving from 2004 through June 2014 as CEO and Managing Partner and from 2004 through December 2014 as Chair.
• Partner, Senior Vice President and Director of Global Research at Wellington from 1998 to 2002 and President from 2002 to 2004.
• Joined Wellington in 1980 and served in a number of executive roles.

Educational Experience:
• Brandeis University, Bachelor's Degree
• Harvard Business School, Master of Business Administration

Other U.S. Listed Public Company Boards:
• eBay Inc.
• The Allstate Corporation



Rayford Wilkins, Jr., 72

Independent Director

Director Since: 2013

Morgan Stanley Committees:
- CMDS
- Governance and Sustainability (Chair)

Qualifications, Attributes and Skills:

Mr. Wilkins brings to the Board extensive leadership, risk management, technology and operational experience, as well as international perspective, through the various management positions he held at AT&T, as well as an ESG perspective.

Professional Experience:

- CEO of Diversified Businesses of AT&T, the telecommunications company, responsible for international investments, AT&T Interactive, AT&T Advertising Solutions and Customer Information Services from October 2008 to March 2012.
- During his career, served in numerous other management roles at AT&T, including as Group President and CEO of SBC Enterprise Business Services, Group President of SBC Marketing and Sales, and President and CEO of Pacific Bell Telephone Company and Nevada Bell Telephone Company.
- Began career at Southwestern Bell Telephone in 1974.

Educational Experience:

- The University of Texas at Austin, Bachelor's Degree

Other U.S. Listed Public Company Boards:

- Caterpillar Inc.
- Valero Energy Corporation

Our Board unanimously recommends that you vote "FOR" the election of all of the director nominees. Proxies solicited by the Board will be voted "FOR" each nominee unless otherwise instructed.

Corporate Governance Practices

Morgan Stanley is committed to best-in-class governance practices, which are embodied in our Corporate Governance Policies available at www.morganstanley.com/about-us-governance. The Board initially adopted the Corporate Governance Policies in 1995 and reviews and approves them, and the Board committee charters, at least annually to ensure they reflect evolving best practices and regulatory requirements, including the New York Stock Exchange (NYSE) corporate governance listing standards. The governance practices highlighted below are reflected in the Corporate Governance Policies, our bylaws and the Board committee charters, as applicable.

Board Structure and Independence

Our Board represents a tapestry of complementary skills, attributes and perspectives and includes individuals with financial services experience and a diverse international background.

- Directors may not stand for election if they will be 75 years old or older at the time of election.
- Our Board conducts an ongoing review of Board composition and succession planning, resulting in substantial refreshment of the Board and a diversity of skills, attributes and perspectives on the Board.
- Upon election at the annual meeting, the average tenure of the members of the Board will be approximately 6 years.
- Our Board has a substantial majority of independent directors.
- Our Independent Lead Director is selected from and appointed by the independent directors annually and has expansive duties set forth in our Corporate Governance Policies. The Independent Lead Director chairs regularly scheduled executive sessions without the Chairman and the CEO present. See "Board Leadership Structure and Role in Risk Oversight."

Rotation of Board Leadership and Committee Appointments

It is expected that the Independent Lead Director and committee chairs will serve for approximately three to five years to provide for rotation of Board leadership and committee chairs while maintaining experienced leadership.

In accordance with the Board's policy regarding the periodic rotation of committee appointments, the Board has approved the following committee appointments since the beginning of 2023:


Ms. James
was appointed to the **CMDS Committee**


Ms. Schapiro
was appointed to the **Risk Committee**


Ms. Butler
will be appointed to the **Audit Committee** effective upon her election by shareholders

Board Oversight

STRATEGIC, CAPITAL AND ANNUAL BUSINESS PLANS

The Board oversees the Firm's strategic, capital and annual business plans. The Board:

- Conducts an annual strategy offsite with the CEO and senior management to review the Firm's long-term strategy.
- Receives regular reporting regarding strategy at Board meetings as well as by the CEO and Operating Committee outside of regularly scheduled meetings.
- Reviews the Firm's annual strategic presentation to shareholders, which summarizes the Firm's progress on its strategic objectives, provides an overview of long-term strategic priorities and includes specific financial and non-financial goals for the future. The Firm's 2024 strategic presentation to investors is available at www.morganstanley.com/about-us-ir.

CULTURE, RISK MANAGEMENT AND SUSTAINABILITY

The Board also oversees the Firm's practices and procedures relating to culture, values and conduct. The Board oversees the Firm's global ERM framework and is responsible for helping to ensure that the Firm's risks, including reputational risks, are managed in a sound manner. The Board regularly reviews the Firm's financial and non-financial risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight, including the risks related to sustainability matters. The Board oversees the Firm's strategy, targets and public commitments relating to sustainability matters. The Board also has a separate committee responsible for operations and technology, including cybersecurity risk, and the Board receives briefings on cybersecurity.

See "Sustainability at Morgan Stanley," "Board Leadership Structure and Role in Risk Oversight — Board Oversight of Cybersecurity Risk," and "Board Meetings and Committees — Committees — Operations and Technology Committee."

ACCESS TO THE FIRM'S REGULATORS, EMPLOYEES AND INDEPENDENT ADVISORS

Independent directors, including the Chairs of the Audit, Risk, and Operations and Technology committees, meet with our primary regulator, the Board of Governors of the Federal Reserve System (Federal Reserve), and other global regulators as requested. Directors also have complete and open access to senior members of management and other employees of the Firm. For instance:

- Board members have met with local management and independent control functions throughout the world and have visited several of our global offices.
- The Independent Lead Director and committee chairs meet with management between regularly scheduled meetings to discuss key items, develop Board and committee agendas, and provide feedback regarding information reported to the Board and on other topics to be reviewed.
- The Firm's Chief Audit Officer, Chief Financial Officer (CFO), Chief Legal Officer (CLO) and Chief Administrative Officer (CAO), and Chief Risk Officer (CRO) and business unit heads regularly attend Board meetings and maintain an ongoing dialogue with Board members between Board meetings.
- The CMDS Committee, in conjunction with the entire Board, reviews succession and development plans for the CEO and senior executives on a recurring basis.
- The Board, the Independent Lead Director and each committee have the right at any time to retain independent financial, legal or other advisors at the Firm's expense.

ALIGNMENT WITH SHAREHOLDER INTERESTS

The director equity ownership requirement helps to align director and shareholder interests. Directors also may not enter into hedging transactions in respect of Morgan Stanley common stock or pledge Morgan Stanley common stock in connection with a margin or other loan transaction. See "Director Equity Ownership Requirement."

Director Orientation and Continuing Education

Director education about Morgan Stanley, our strategy, control framework, regulatory environment and our industry begins when a director is elected to our Board and continues throughout his or her tenure on the Board. The Governance and Sustainability Committee oversees an orientation program for new directors, which includes an overview of director duties, our Corporate Governance Policies, Code of Ethics and Business Conduct and other applicable policies. New directors also receive presentations by senior management on the Firm's strategy and regulatory framework, its primary business lines, and risk and control framework, and have a one-on-one session with the CEO.

As directors are appointed to new committees or assume a leadership role, such as committee chair, they receive additional orientation sessions specific to such responsibilities. We also conduct ongoing educational briefings on ESG, regulatory and control matters, as well as "deep dive" presentations on certain businesses, emerging risks and focus areas identified by the Board. In addition, we provide directors a listing of educational resources and reimburse directors for reasonable costs incurred attending educational sessions on subjects that would assist them in discharging their duties.

Senior Management Succession and Development Planning

The CMDS Committee oversees CEO and senior management succession and development planning, which covers unexpected as well as planned events and is formally reviewed, in conjunction with the entire Board, at least annually. Our CEO and our Chief Human Resources Officer review recommendations and evaluations of potential internal CEO and senior management successors, and their qualifications, skills, accomplishments and developmental areas.

Potential internal CEO and senior management successors regularly attend Board meetings and engage with Board members periodically between Board meetings, including during preparatory meetings, client-related events and visits to our offices around the world. These interactions provide the Board with the opportunities to become familiar with the Firm's executive talent in different settings, which is critical to the Firm's succession planning. The goal of succession planning deeper into the organization is to ensure that the Firm has a bench of well-rounded and capable talent. Career development is purposeful and intended to set the Firm up for long-term future success.

CEO and senior leadership succession planning has been a long-standing priority of the Board. For many years James Gorman, as Chairman, has worked closely with the other members of the Board to ensure an orderly CEO succession process and leadership transition. As CEO, Mr. Gorman was critical in identifying the right time to step down and for the Board to appoint a new CEO and in developing and retaining a world-class executive team with the outstanding intellect and values required to assume the expanded leadership roles to manage the Firm. The goal of the succession plan was to maintain the stability of the Firm's outstanding executive team at a critical transition point and to achieve the leadership continuity that is uncommon in CEO transitions in the financial industry.

On October 25, 2023, following an intentional and transparent succession planning process, the Board announced that, effective January 1, 2024, Edward (Ted) Pick would succeed Mr. Gorman as the Firm's CEO and that Andrew Saperstein and Daniel Simkowitz would become Co-Presidents. The Board believes its succession planning process has demonstrated the world-class quality and depth of Morgan Stanley's leadership talent and has resulted in the appointment of an outstanding CEO and two strong executives as the Firm's Co-Presidents who will be invaluable leaders in helping the new CEO to manage the Firm.

In 2023, various other senior leadership appointments were made to continue developing our senior leaders. Michael Pizzi, Head of Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association (collectively, the U.S. Banks), assumed additional responsibility overseeing our global Technology organization; Charles Smith assumed the role of CRO; Jed Finn was named Head of Wealth Management; Clare Woodman,

Head of EMEA, assumed additional responsibility overseeing Operations; Mandell Crawley, Chief Human Resources Officer, assumed additional responsibility overseeing Corporate Services and the Global Centers; and Jacques Chappuis and Ben Huneke were named Co-Heads of Investment Management.

Annual Evaluation of Board, Committees and Independent Lead Director

OVERVIEW OF EVALUATION PROCESS

The Board believes that establishing and maintaining a constructive evaluation process is essential to maintaining Board effectiveness and best corporate governance practices. Accordingly, the Governance and Sustainability Committee reviews and approves the evaluation process annually so that the evaluation process continues to be effective in identifying areas to enhance the performance and effectiveness of the Board, the Independent Lead Director and the Board committees.

MULTI-STEP EVALUATION PROCESS



1 **Based upon G&S Committee's recommendation,** Board approves annual evaluation process

Candid One-On-One Discussions Held Between

2
Independent Lead Director and each Board member to assess Board performance and, as necessary, individual director performance

G&S Committee Chair and each Board member to assess Independent Lead Director performance

Committee Chairs and each committee member to assess committee performance

Executive Sessions

3 Board and committee Closed Door Executive Sessions

Communicate and Implement Feedback

4 Results Reported to full Board

5 Board and committee policies and practices are revised as appropriate and results of assessment are considered in establishing future Board and committee agendas

This process is aided by written discussion guides used to facilitate the evaluations. These guidelines are reviewed and updated annually to reflect significant new developments and areas of focus as the Governance and Sustainability Committee determines appropriate and encompass many factors, including:



| Board Structure | Board Composition and Diversity | Board Succession Planning | Culture |
| Duties and Responsibilities | Processes, Information and Resources | Key Strengths | Areas of Focus |

ADDRESSING FEEDBACK

Upon conclusion of such evaluations, Board and committee policies and practices are revised as appropriate. The Board evaluation process has led to:

- Adjustments to the frequency and format of Board meetings, including the use of virtual meeting technology.
- Enhancements to executive succession planning.
- The prioritization of Board and committee meeting agendas in order to allow sufficient time for discussion of our strategy, regulatory matters, ESG and key risks.
- Enhanced management reporting to the Board to highlight the most important information, including key risks.
- "Deep dives" on certain Firm businesses, control areas and emerging risks.
- Enhanced coordination among Board committees, including joint committee meetings and increased coordination among committee chairs.
- Focus on particular qualifications, attributes (including ethnic and gender diversity), and skills of potential Board candidates.

Shareholder Rights and Accountability

- Our Corporate Governance Policies are consistent with the Investor Stewardship Group Corporate Governance Principles for U.S. listed companies.
- All directors are elected annually and, in uncontested director elections, directors are elected by a majority of votes cast.
- Our Board meets regularly in executive session.
- Proxy access permits up to 20 shareholders owning 3% or more of our stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
- Our Board has an Independent Lead Director with expansive duties. See "Board Leadership Structure and Role in Risk Oversight — Independent Lead Director."
- Shareholders who own at least 25% of common stock have the ability to call a special meeting of shareholders.
- There are no supermajority vote requirements in our charter or bylaws.
- We do not have a "poison pill" in effect.
- Shareholders and other interested parties may contact any of our Firm's directors.

Shareholders may submit recommendations for director candidates for consideration by the Governance and Sustainability Committee at any time by sending the information set forth under "Director Candidates Recommended by Shareholders" in the Corporate Governance Policies to the Governance and Sustainability

Committee, Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Under the policy, the Governance and Sustainability Committee evaluates director candidates recommended by shareholders in the same manner as other director candidates. In order for director candidate recommendations to be considered for the 2025 annual meeting of shareholders, recommendations must be submitted in accordance with the policy by December 6, 2024.

Shareholder Engagement

Our Board and management value the views of our shareholders and engage with them year-round on a broad range of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management, including diversity and inclusion, and environmental and social goals. Recently, shareholders have also focused on executive leadership succession and retention. Our Board receives reporting on feedback from investors and shareholder voting results. In addition, management routinely engages with investors at conferences and other forums. We also speak with proxy advisors to discuss, and receive feedback on, our governance practices and executive compensation programs. Feedback from investors informs the Board's ongoing review of governance and compensation matters.

Responsive to such feedback, in recent years, we have enhanced our proxy disclosure of:

- Alignment of compensation and performance
- Board evaluations
- Director orientation and education
- Board succession planning
- Sustainability matters, including climate

After discussion with shareholders, we have also made the following changes:

- Amended our bylaws to implement proxy access
- Provided a board matrix identifying the gender, race/ethnicity, qualifications, attributes and skills of each director nominee
- Published enhanced reporting on human capital (including diversity and inclusion and EEO-1 data) and sustainability (including climate)
- Amended our Corporate Governance Policies to reduce the number of public boards that non-CEO Board members may serve on from five to four

Corporate Political Activities Policy Statement

Our Corporate Political Activities Policy Statement aims to ensure transparency of the Firm's practices and procedures regarding political activities and oversight by senior management and the Board. Our Corporate Political Activities Policy Statement:

- Provides that Morgan Stanley does not make U.S. political contributions.
- Provides that Morgan Stanley informs its principal U.S. trade associations not to use payments made by Morgan Stanley for election-related activity at the U.S. federal, state or local levels.
- Provides that Morgan Stanley does not generally engage in grassroots lobbying or participate in any tax-exempt organization in the U.S. that is primarily organized to write, endorse or promote model legislation.
- Provides that principal U.S. trade association memberships and expenditures relating to such memberships are reviewed annually with the Government Relations Department and the Governance and Sustainability Committee.
- Discloses Morgan Stanley's principal U.S. trade associations and the aggregate dues attributable to lobbying by U.S. trade associations that the Firm belongs to.

- Confirms that Morgan Stanley discloses publicly all U.S. federal lobbying costs as required by law, inclusive of dues attributable to lobbying by U.S. trade associations.
- Discloses compliance with Morgan Stanley's prohibition on corporate political contributions and average lobbying expenditures, including grassroots lobbying.
- Addresses oversight of Morgan Stanley's legislative and regulatory priorities and its participation in the public policy arena, as well as lobbying activities and expenditures related thereto, by the CLO and CAO of the Firm, who is a member of the Operating Committee and reports to the CEO, and oversight of significant lobbying priorities and expenditures by the Governance and Sustainability Committee.
- Provides that the Governance and Sustainability Committee oversees the Corporate Political Activities Policy Statement and the activities addressed by it.

Sustainability at Morgan Stanley

SUSTAINABILITY GOVERNANCE

Morgan Stanley seeks to integrate sustainability considerations into corporate policies, business activities, operations and culture.

- ESG matters are overseen by our management-level **Firm ESG Committee**, which provides regular reporting to the **Governance and Sustainability Committee**, and, as applicable, the Board.
- The **Audit Committee** oversees the Firm's voluntary public sustainability and climate disclosures.
- The **CMDS Committee** assists the Board in its oversight of strategies, policies, practices, and disclosures related to human capital management, including those related to diversity and inclusion.
- In addition, our Environmental and Social Policy Statement outlines our approach to environmental and social risk management. Our due diligence and risk management processes are designed to identify, analyze and address potentially significant environmental and social issues that may impact us, our clients and other stakeholders.



GLOBAL SUSTAINABILITY OFFICE
A center of thought leadership and innovation driving the Firm's sustainability strategy

Global Sustainable Finance

Capitalizes on our integrated "One Firm" approach to provide innovative ESG advice, products and solutions to clients across all business units.

Firmwide Sustainability

Takes a responsible and proactive approach to integrating sustainability considerations across our business practices, operations and culture.

Institute for Sustainable Investing

Accelerates the adoption of sustainable investing and finance by fostering innovation and developing the next generation of leaders in the field.

| Institutional Securities | Investment Management | Wealth Management |

Corporate Policies, Activities and Operations

Governance and Risk Management

PRIORITIES ACROSS GSO PILLARS

 **Global Sustainable Finance**

- Partner with Institutional Securities, Wealth Management and Investment Management to **provide innovative ESG advice, products and solutions** for our clients
- Innovate in new areas to remain a **leader in sustainable finance**
- **Serve as an ESG** data hub for the Firm, catalyzing data-driven solutions and quantitative analyses on sustainability topics

 **Firmwide Sustainability**

- Drive the Firm's **climate change strategy**
- Publish investor-focused sustainability disclosures, informed by SASB standards and TCFD
- **Engage shareholders and stakeholders on sustainability topics** including but not limited to climate change and diversity inclusion
- Integrate sustainability considerations into global operations **to reduce our environmental impact and minimize the Firm's carbon footprint**
- Facilitate engagement, education and **networking opportunities for employees** across sustainability topics

 **Institute for Sustainable Investing**

- Foster innovation by leveraging the Firm's experience and market perspective to **advance the field of sustainable investing**
- Deliver actionable analysis and thought leadership to **inform and empower investors and companies**
- **Develop the next generation of sustainable investing leaders** through strategic partnerships and programs

Climate Change

CLIMATE GOVERNANCE

Morgan Stanley considers climate change throughout our business, operational and risk management activities. Our management-level **Firm ESG Committee** has oversight of Firm climate commitments, and reports to the **Board Governance and Sustainability Committee**. Climate risk is overseen by the management-level **Climate Risk Committee**, with reporting to the Firm Risk Committee and subsequently the **Risk Committee,** which oversees climate risk as part of the ERM Framework at the Board level.

INTEGRATING CLIMATE ACROSS THE FIRM'S BUSINESSES, RISK MANAGEMENT AND OPERATIONS

1

TRANSITION TO A LOW-CARBON ECONOMY

- Commitment to mobilize $750Bn to support low-carbon and green solutions by 2030
- Launched Climate Strategy Assessment Framework (CSAF) to understand our clients' transition plans and commitments
- Goal of achieving net-zero financed emissions by 2050, including 2030 interim sector targets for our most carbon-intensive sectors in our corporate lending portfolio: Auto Manufacturing (-35%), Power (-58%), and Energy (-29%)

2

CLIMATE RISK

- Climate change considerations integrated into the Firm's risk management and governance processes under the CRO
- Climate risks overseen by the Risk Committee of the Board

3

OPERATIONAL RESILIENCE

- Bennington Wind Farm accounts for approximately 50% of Morgan Stanley's global energy consumption
- Renewable electricity attributes account for 100% of global operational electricity in 2022
- Achieved carbon neutrality* across global operations in 2022

4

TRANSPARENCY

- Publish climate-related disclosure in ESG Report
- Member of the Partnership for Carbon Accounting Financials (PCAF) and the only major U.S. headquartered global financial services firm on PCAF Board

*For more information, please see page 45 in our 2022 ESG Report

For more detailed information on our sustainability and climate initiatives, see our 2022 ESG Report which is located on our sustainability webpage at www.morganstanley.com/about-us/sustainability-at-morgan-stanley.

Community Development

Morgan Stanley aims to create investment opportunities that attract both philanthropic and private capital to create lasting positive changes in communities across the U.S. Our U.S. Banks have consistently received "Outstanding" ratings from the Office of the Comptroller of the Currency for their track records in meeting community needs. We made over $3 billion in Community Reinvestment Act (CRA) qualified community development loans and investments in 2023. The CRA program seeks to transform communities' quality of life through a focus on:

Quality Multi-family Affordable Housing	-	New Construction and Rehabilitation
	-	Preservation and Extension of Affordability
	-	Resident Services
	-	Homelessness Prevention
	-	Capital for Public Housing
Healthy Communities	-	Primary Care Clinics
	-	Healthy Foods
	-	Equitable Transit-Oriented Developments
Economic Development	-	Quality Jobs
	-	Entrepreneurs

Giving Back to the Community

Morgan Stanley is committed to creating significant and meaningful impact for the communities where we live and work through long-lasting partnerships and engaging our best asset — our employees. Our Firm and employees continue to support children's physical and mental health, volunteer for local organizations in our communities, deliver strategic pro bono work, and more. The impact of our philanthropic initiatives includes:

Giving/Initiatives

In 2023, the Firm, its charitable foundations and employees collectively donated over $160 million.

The Morgan Stanley Foundation and the Morgan Stanley International Foundation granted $9.6 million in 2023 to charities focused on the fundamentals of children's health, including wellness, nutrition, mental health and play. We focus on longstanding partnerships with nonprofit organizations to fund innovative programs that drive deep impact in the communities where we live and work.

The Morgan Stanley Alliance for Children's Mental Health continued to drive thought leadership, fund transformative solutions and support nonprofit programs, reaching over 37 million children, caregivers and educators globally since February 2020.

Morgan Stanley's Institute for Inclusion and the Morgan Stanley Foundation collaborated to launch the Equity in Education and Career Consortium, which is helping address systemic inequities in education and career outcomes for young adults from low-to-moderate income backgrounds, with a focus on ethnically diverse students. With an initial commitment of $20 million, the consortium has reached an estimated 32,000 students so far with its group of partner organizations.

Employee Engagement and Volunteering



During our annual Global Volunteer Month in 2023, over 60,000 employees—nearly 75% of our Firm—in 34 countries devoted over 295,000 hours to volunteer projects that supported local organizations addressing hunger relief, environmental conservation, education and much more. Since the program's inception in 2006, Morgan Stanley employees have provided 2.8 million hours to our communities through Global Volunteer Month projects—and that doesn't include the many ways we give back year-round.



Morgan Stanley again ran our annual Strategy Challenge pro bono program where teams of employees help nonprofit organizations address key strategic questions that are critical to their missions. Since the program's inception in 2009, employees have delivered 145,000 hours of pro bono service to 183 nonprofits, valued at $28.7 million. Team recommendations have led to more effective business models, expanded services, productivity improvements, and more—all in service of the nonprofit's mission.



Employees continued to volunteer throughout the year to give back to the communities where we live and work. Over $2.1 million was provided in support to hundreds of nonprofit organizations where thousands of employees are dedicated volunteers or governing board members.

Human Capital Management

Our employees are our most important asset. To facilitate talent attraction and retention, we strive to make Morgan Stanley a diverse and inclusive workplace, with a strong culture and opportunities for our employees to grow and develop in their careers. We also offer competitive compensation, benefits and health and wellbeing programs. In 2023, we continued to drive strong organizational culture and enhanced our programs to further support our employees globally. Highlights included: launching a comprehensive HR Modernization effort that includes tech-enabled solutions to support the retention and development of all employees at every stage in their career; and deepening investments in the health and wellbeing of our employees, including additional mental health and family support resources.

Diversity and Inclusion

- Deliver against a comprehensive diversity and inclusion strategy focused on our workforce, the marketplace and societal issues

- Through the Institute for Inclusion, continue to catalyze our internal efforts and contribute to external efforts, leveraging the Firm's intellectual and economic capabilities

- Scale investments to recruit, advance and retain diverse talent through a holistic approach, focused on professional development, health and wellbeing benefits, and culture

- Scale investments that help close the racial wealth gap by investing in diverse-led businesses and engaging with organizations focused on access and opportunity in our sector

- Contribute to societal change through targeted philanthropic investments in underserved communities

- Continue our commitment to transparency through regular reporting on our diversity and inclusion efforts

Leadership and Development

- Offer employees at all levels professional development programs to enhance key skills and build networks

- Recognize employees as they progress through their careers with mobility opportunities and promotions

- Scale investments across technology platforms to modernize our approach to talent development, workforce planning and internal mobility

- Offer 70+ differentiated leadership programs to support employees as they progress in their careers at the Firm

- Give all employees access to more than 15,000 pieces of content through a learning portal

- Increase support for managers and employees, including ongoing training and curated content focused on managing and working in a flexible environment

- Scale global leadership programs to reach a broader employee population, and offer such programs in a hybrid format in response to the changing work environment

Employee Benefits and Incentives

- Offer a comprehensive suite of benefits, including retirement and employee stock purchase plans, an array of health care and insurance benefits, mental health support, flexible spending and health savings accounts, fitness and wellbeing programs, paid parental and family caregiver leave, family support resources and tuition assistance, among many others

- Scale mental health awareness training and WorkWell campaign for employees and managers firmwide

- Ensure benefits support our diverse workforce and offer specific programs for certain groups where needed, such as family building, gender-affirming care and access to reproductive health

- Continue to grow our Wellbeing Influencer Network with over 250 employee culture carriers trained to champion a culture of health among their colleagues

- Ensure organization-wide attention to, and leadership of, wellbeing initiatives through the Global Wellbeing Board comprised of senior leaders across the Firm's business and geographies

For more detailed information on our human capital programs and initiatives, see the "People and Culture" and "Diversity & Inclusion" sections in our 2022 ESG Report which are located on our webpage, www.morganstanley.com, and "Human Capital" in Part 1, Item 1 of the 2023 Form 10-K.

Communication by Shareholders and Other Interested Parties with the Board of Directors

As set forth under "Communications with the Board" in the Corporate Governance Policies, shareholders and other interested parties may contact the Board, the non-management or independent directors, an individual director (including the Independent Lead Director or Chairman) or a committee of the Board, by writing to them at Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Such communications will be handled in accordance with the procedures approved by the independent directors of the Board.

Additional Corporate Governance Information Available on Corporate Governance Webpage

In addition to the Corporate Governance Policies and other policies and reports described above, our corporate governance webpage (www.morganstanley.com/about-us-governance), includes the following:

- Bylaws and Certificate of Incorporation
- Code of Ethics and Business Conduct
- Corporate Political Activities Policy Statement
- Equity Ownership Commitment
- Charters for Board Committees

- Information Regarding the Integrity Hotline
- Policy Regarding Shareholder Rights Plan
- Environmental and Social Policies
- Supplier Code of Conduct

Hard copies of the materials described above are available without charge to any shareholder who requests them by writing to Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036 or calling our Investor Relations Department at 212-762-8131.

Director Independence

The Board has adopted Director Independence Standards, which are more stringent than the independence requirements outlined in the NYSE rules in certain respects, and delineate relationships that are deemed to impair independence and categories of relationships that are not deemed material for purposes of director independence (Director Independence Standards). The Director Independence Standards, which are part of our Corporate Governance Policies available at www.morganstanley.com/about-us-governance, provide that, for a director to be considered independent, a director must meet the following categorical standards:

1. Employment and commercial relationships affecting independence

A. Current Relationships	A director will not be independent if: (i) the director is a current partner or current employee of Morgan Stanley's internal or external auditor; (ii) an immediate family member of the director is a current partner of Morgan Stanley's internal or external auditor; (iii) an immediate family member of the director (a) is a current employee of Morgan Stanley's internal or external auditor and (b) personally works on Morgan Stanley's audit; (iv) the director is a current employee, or an immediate family member of the director is a current executive officer, of an entity that has made payments to, or received payments from, Morgan Stanley for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or (v) the director's spouse, parent, sibling or child is currently employed by Morgan Stanley.
B. Relationships within Preceding Three Years	A director will not be independent if, within the preceding three years: (i) the director is or was an employee of Morgan Stanley; (ii) an immediate family member of the director is or was an executive officer of Morgan Stanley; (iii) the director or an immediate family member of the director (a) was a partner or employee of Morgan Stanley's internal or external auditor and (b) personally worked on Morgan Stanley's audit within that time; (iv) the director or an immediate family member of the director received more than $120,000 in direct compensation in any 12-month period from Morgan Stanley, other than (a) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (b) compensation paid to an immediate family member of the director who is an employee (other than an executive officer) of Morgan Stanley; or (v) a present Morgan Stanley executive officer is or was on the compensation committee of the board of directors of a company that concurrently employed the Morgan Stanley director or an immediate family member of the director as an executive officer.

2. Relationships not deemed material for purposes of director independence

In addition to the provisions above, each of which must be fully satisfied with respect to each independent director, the Board must affirmatively determine that the director has no material relationship with Morgan Stanley. To assist the Board in this determination, it has adopted the following categorical standards of relationships that are not considered material for purposes of determining a director's independence. Any determination of independence for a director that does not meet these categorical standards will be based upon all relevant facts and circumstances and the Board shall disclose the basis for such determination in the Firm's proxy statement.

A. Equity Ownership	A relationship arising solely from a director's ownership of an equity or limited partnership interest in a party that engages in a transaction with Morgan Stanley, so long as such director's ownership interest does not exceed 5% of the total equity or partnership interests in that other party.
B. Other Directorships	A relationship arising solely from a director's position as (i) director or advisory director (or similar position) of another company or for-profit corporation or organization or (ii) director or trustee (or similar position) of a tax-exempt organization.
C. Ordinary Course Business	A relationship arising solely from transactions, including financial services transactions such as underwriting, banking, lending or trading in securities, commodities or derivatives, or from other transactions for products or services, between Morgan Stanley and a company of which a director is an executive officer, employee or owner of 5% or more of the equity of that company, if such transactions are made in the ordinary course of business and on terms and conditions and under circumstances (including, if applicable, credit or underwriting standards) that are substantially similar to those prevailing at the time for comparable transactions, products or services for or with unaffiliated third parties.
D. Contributions	A relationship arising solely from a director's status as an executive officer of a tax-exempt organization, and the contributions by Morgan Stanley (directly or through the Morgan Stanley Foundation or any similar organization established by Morgan Stanley) to the organization are less than the greater of $1 million or 2% of the organization's consolidated gross revenues during the organization's preceding fiscal year (matching of employee charitable contributions is not included in Morgan Stanley's contributions for this purpose).
E. Products and Services	A relationship arising solely from a director utilizing products or services of Morgan Stanley in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.
F. Professional, Social and Religious Organizations and Educational Institutions	A relationship arising solely from a director's membership in the same professional, social, fraternal or religious association or organization, or attendance at the same educational institution, as an executive officer or director.
G. Family Members	Any relationship or transaction between an immediate family member of a director and Morgan Stanley shall not be deemed a material relationship or transaction that would cause the director not to be independent if the standards in this Section 2 would permit the relationship or transaction to occur between the director and Morgan Stanley.

The Board has determined that 11 of our 15 director nominees (Ms. Butler, Messrs. Glocer and Herz, Mss. James and Leibowitz, Mr. Luczo, Ms. Miscik, Mr. Nally, Ms. Schapiro and Messrs. Traquina and Wilkins) are independent in accordance with the Director Independence Standards. The Board has determined that Mr. Darling was independent during the time he served on the Board in 2023.

To assess independence, the Board was provided with information about relationships between the independent directors (and their immediate family members and affiliated entities) and Morgan Stanley and its affiliates, including information about the directors' professional experience and affiliations. In making its determination as to the independent directors, the Board reviewed the categories of relationships between Morgan Stanley and the directors described above and the following specific relationships under those Director Independence Standards:

- Commercial relationships (such as financial services offered by the Firm to clients in the ordinary course of the Firm's business) in the last three years between Morgan Stanley and entities where the directors are employees or executive officers, or their immediate family members are executive officers (Mss. James and Schapiro). In each case the fees the Firm received were in compliance with the Director Independence Standards and the NYSE rules, and did not exceed the greater of $1 million or 2% of such other entity's consolidated gross revenues in any of the last three years and were considered immaterial to director independence.
- Director's utilization of Morgan Stanley products and services offered by the Firm as a client of the Firm (such as Wealth Management brokerage accounts and investments in funds sponsored by the Firm) in the ordinary course of the Firm's business on terms and conditions substantially similar to those provided to unaffiliated third parties (Messrs. Glocer and Herz, Mss. James and Leibowitz, Mr. Luczo, Ms. Miscik, Mr. Nally, Ms. Schapiro and Messrs. Traquina and Wilkins). In each case the provision of such products and services was in compliance with the Director Independence Standards and the NYSE rules and was considered immaterial to director independence.

Director Attendance at Annual Meeting

The Corporate Governance Policies state that directors are expected to attend our annual meetings of shareholders. All directors who were on the Board at the time attended the 2023 annual meeting of shareholders.

Board Meetings and Committees

BOARD MEETINGS

Our Board met 16 times during 2023. Each current director attended at least 75% of the total number of meetings of the Board and committees on which such director served that were held during 2023 while the director was a member. In addition to Board and committee meetings, our directors also engaged in less formal communications between meetings, including discussions, briefings and educational sessions, with the Independent Lead Director, Chairman, CEO, committee chairs, members of senior management and others as appropriate regarding matters of interest.

The Board's standing committees have oversight over risk management and risk assessment guidelines and policies related to each committee's duties and responsibilities. Each committee coordinates with management and the other committees of the Board to help ensure that it has received the information necessary to permit it to fulfill its duties and responsibilities with respect to oversight of risk management.

COMMITTEES

The Board's standing committees, their membership and the number of meetings in 2023 are set forth below. Charters for each of our standing committees are available at our corporate governance webpage at www.morganstanley.com/about-us-governance. The Board has determined that:

- Each member of the Audit Committee, the CMDS Committee and the Governance and Sustainability Committee satisfies the standards of independence applicable to members of such committees, including NYSE listing standards.
- Each member of the CMDS Committee is a "non-employee director" as defined in Section 16 of the Securities Exchange Act of 1934, as amended.
- Each member of the Audit Committee is independent and "financially literate" within the meaning of the NYSE listing standards and each of Robert H. Herz, the Audit Committee Chair, and Dennis M. Nally is an "audit committee financial expert" within the meaning of the SEC rules.
- All members of the Risk Committee and the Operations and Technology Committee are non-employee directors and a majority of the members of such committees satisfy the independence requirements of the Firm and the NYSE, and the Risk Committee members satisfy other applicable legal and regulatory criteria.

AUDIT COMMITTEE[1][2]	
Current Members Robert H. Herz (Chair) Shelley B. Leibowitz Dennis M. Nally **11 Meetings Held in 2023**	**Primary Responsibilities** • Oversees the integrity of the Firm's consolidated financial statements, compliance with legal and regulatory requirements, and effectiveness of the Firm's system of internal controls. • Reviews the Firm's voluntary public sustainability and climate disclosures. • Oversees risk management and risk assessment guidelines and policies related to the Audit Committee's duties and responsibilities in coordination with management and other Board committees. • Reviews the major legal, financial crimes and compliance risk exposures of the Firm and the steps management has taken to monitor and control such exposures. • Selects, determines the compensation of, evaluates and, when appropriate, replaces the independent auditor. • Reviews and assesses the qualifications, independence and performance of the independent auditor, and pre-approves audit and permitted non-audit services. • Oversees the appointment, compensation and performance of the Chief Audit Officer, who reports functionally to the Audit Committee, and the scope of work of the internal audit function. • After review, recommends to the Board the acceptance and inclusion of the annual audited consolidated financial statements in the Firm's Annual Report on Form 10-K. • See also "Audit Matters."

COMPENSATION, MANAGEMENT DEVELOPMENT AND SUCCESSION (CMDS) COMMITTEE[3]

Current Members

Dennis M. Nally (Chair)

Thomas H. Glocer

Erika H. James

Stephen J. Luczo

Rayford Wilkins, Jr.

10 Meetings Held in 2023

Primary Responsibilities

- Annually reviews and approves corporate goals and objectives relevant to the compensation of the CEO and evaluates his performance in light of these goals and objectives.
- Determines the compensation of executive officers and other employees, as appropriate.
- Administers equity-based compensation plans and cash-based nonqualified deferred compensation plans.
- Oversees plans for management development and succession and assists the Board in its oversight of Firm strategies, policies and practices related to human capital management, including diversity and inclusion.
- Reviews and discusses the Compensation Discussion and Analysis with management and provides a recommendation to the Board regarding its inclusion in the proxy statement.
- Oversees incentive compensation practices and arrangements to help ensure that such practices and arrangements appropriately balance risk and financial results in a manner that does not encourage employees to expose the Firm to imprudent financial or non-financial risk and are consistent with applicable related regulatory rules and guidance.
- Reviews and approves equity retention and ownership policies for executive officers and other employees, as appropriate.
- Oversees cancellation and clawback policies and procedures for incentive compensation awards.
- Reviews voluntary public disclosures and shareholder proposals relating to human capital, executive compensation and other matters subject to Committee oversight, and oversees actions to seek shareholder approval of executive compensation matters.
- Receives relevant reports from management, including reports regarding employee discipline matters, adjustments to compensation, risk management performance of employees, and performance management and incentive compensation outcomes.
- See also "Compensation Governance and Risk Management."

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Current Members

Rayford Wilkins, Jr. (Chair)

Thomas H. Glocer

Robert H. Herz

Erika H. James

Mary L. Schapiro

4 Meetings Held in 2023

Primary Responsibilities

- Oversees succession planning for the Board and Board leadership appointments.
- Reviews the overall size and composition of the Board and its committees.
- Identifies and recommends qualified individuals for election to the Board.
- Oversees the orientation program for newly elected directors.
- Reviews annually the adequacy of the Board's Corporate Governance Policies.
- Oversees and approves the process and guidelines for the annual evaluation of performance and effectiveness of the Independent Lead Director, the Board and its committees.
- Reviews and approves related person transactions in accordance with the Firm's Related Person Transactions Policy.
- Reviews and approves directors' service on other public or private company boards and committees and changes in director circumstances.
- Reviews the director compensation program.
- Reviews the Firm's Corporate Political Activities Policy Statement and oversees political activities, the Firm's significant lobbying priorities and expenditures attributable to lobbying in the U.S., and the Firm's membership in, and expenditures to, its principal U.S. trade associations.
- Oversees ESG matters, as appropriate, and the Firm's philanthropic programs.
- Reviews shareholder proposals relating to ESG matters and management's proposed response to such proposals.

OPERATIONS AND TECHNOLOGY COMMITTEE

Current Members

Jami Miscik (Chair)

Shelley B. Leibowitz

Stephen J. Luczo

Masato Miyachi

Perry M. Traquina

4 Meetings Held in 2023

Primary Responsibilities

- Oversees the Firm's operations and technology strategy, including trends that may affect such strategy.
- Reviews the operations and technology budget and associated significant expenditures and investments.
- Reviews at least quarterly the significant operational risk exposures of the Firm and its business units, including information technology, information security, fraud, third-party oversight, business disruption and resilience and cybersecurity risks, and the steps management has taken to monitor and control such exposures.
- Oversees the Firm's process and significant policies for determining operational risk tolerance and, as appropriate, confirms operational risk tolerance levels as set forth in the Firm's Risk Appetite Statement.
- See also "Board Leadership Structure and Role in Risk Oversight — Board Oversight of Cybersecurity Risk."

RISK COMMITTEE[1][4]	
Current Members	**Primary Responsibilities**
Perry M. Traquina (Chair) Hironori Kamezawa Jami Miscik Mary L. Schapiro **8 Meetings Held in 2023**	• Oversees the Firm's global ERM framework. • Oversees the Firm's Risk Appetite Statement, including risk tolerance levels and limits, and the ongoing alignment of the Risk Appetite Statement with the Firm's strategy and capital plans. • Oversees the Firm's capital, liquidity and funding planning and strategy. • Oversees the significant financial risk exposures of the Firm, including market, credit, model and liquidity risk, against established risk measurement methodologies and the steps management has taken to monitor and control such exposures. • Reviews reports regarding significant new product risk, emerging risks, climate risk and regulatory matters. • Oversees the risk identification framework. • Reviews the contingency funding plan, effectiveness of the Firm's Basel III advanced systems, capital planning process and the Firm's Title I Resolution Plan and Recovery Plan, as necessary. • Oversees the performance of the CRO (who reports to the Risk Committee and the CEO) and the risk management function. • See also "Board Leadership Structure and Role in Risk Oversight — Board Role in Risk Oversight."

[1] Mr. Darling, who served on the Audit and Risk committees, passed away on November 30, 2023.

[2] Effective on her election by shareholders, Ms. Butler will join the Audit Committee.

[3] Effective February 1, 2024, Ms. James joined the CMDS Committee.

[4] Effective February 1, 2024, Ms. Schapiro joined the Risk Committee.

Board Leadership Structure and Role in Risk Oversight

BOARD LEADERSHIP STRUCTURE

The Board is responsible for reviewing the Firm's leadership structure. As set forth in the Corporate Governance Policies, the Board believes that the Firm and its shareholders are best served by maintaining the flexibility to have any director serve as Chairman based on what is in the best interests of the Firm at a given point in time, taking into consideration, among other things:

• The composition of the Board.
• The role of the Firm's Independent Lead Director.
• The Firm's strong corporate governance practices.
• The CEO's working relationship with the Board.
• The challenges specific to the Firm.

Historically, the positions of CEO and Chairman were held by the same individual. As a result of the Board's multi-year succession plan, the Board elected Mr. Pick as the Firm's CEO, effective January 1, 2024, and Mr. Gorman as Chairman, to facilitate a seamless leadership transition between Mr. Gorman and Mr. Pick. In assessing the Board's leadership structure and Mr. Gorman's appointment as Chairman, the Board considered the strong role of our Independent Lead Director and other corporate governance practices providing independent oversight of management, as set forth below, to conclude that having the Board's current leadership structure serves the best interests of the Firm and its shareholders at the present time.

INDEPENDENT LEAD DIRECTOR

The Corporate Governance Policies provide for an independent and active Independent Lead Director who is appointed and reviewed annually by the independent directors with clearly defined leadership authority and responsibilities.

Our Independent Lead Director, Thomas H. Glocer, was appointed by our other independent directors and as part of his formal duties and responsibilities shall:

 **Board Governance and Leadership**

- Preside at all meetings of the Board at which the Chairman is not present
- Have the authority to call, and lead, non-management director sessions and independent director sessions
- Help facilitate communication among the Chairman and CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors
- Approve the types and forms of information sent to the Board
- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board
- Be available, if requested, to meet with the Company's primary regulators
- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies

 **Advising the Chairman and CEO**

- Communicate with the Chairman and CEO between meetings and act as a "sounding board" and advisor
- Consult with the non-management and independent directors and advise the Chairman and CEO of the Board's informational needs
- Collaborate with the Chairman and CEO in developing the agenda for meetings of the Board
- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
- Have authority to request inclusion of additional agenda items
- Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings

 **Board Effectiveness and Succession Planning**

- Lead the annual evaluation of the performance and effectiveness of the Board including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance
- Help facilitate the efficient and effective functioning and performance of the Board
- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings
- Consult with the Chair of the Governance and Sustainability Committee on Board succession planning and Board Committee appointments
- Coordinate with the Chair of the Governance and Sustainability Committee on recruiting and interviewing candidates for the Board
- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO

INDEPENDENT OVERSIGHT OF MANAGEMENT

The Firm's corporate governance practices and policies ensure substantial independent oversight of management. For instance:

- **The Board has a majority of independent and non-management directors.** Eleven of the 15 director nominees are independent as defined by the NYSE listing standards and the Firm's more stringent Director Independence Standards. Thirteen of the 15 director nominees are non-management directors. All of the Firm's directors are elected annually.

- **The Board's key standing committees are composed solely of non-management directors.** The Audit Committee, the CMDS Committee and the Governance and Sustainability Committee are each composed solely of independent directors. The Operations and Technology Committee and the Risk Committee are chaired by independent directors, consist of a majority of independent directors and are comprised of only non-management directors. All of the committees meet regularly in executive session without management present and provide independent oversight of management.

- **The Board's non-management directors meet regularly in executive session.** The non-management directors meet regularly in executive session without management present and, consistent with the NYSE listing standards, the independent directors also meet in executive session. These sessions are chaired by the Independent Lead Director.

BOARD ROLE IN RISK OVERSIGHT

Effective risk management is vital to the success of Morgan Stanley. The Board has oversight for the Firm's global ERM framework, which integrates the roles of the Firm's risk management functions into a holistic enterprise to facilitate the incorporation of risk assessment into decision-making processes across the Firm, and is responsible for helping to ensure that the Firm's risks are managed in a sound manner. The Board regularly reviews the Firm's risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight. The Board committees assist the Board in oversight of the risks set forth below, coordinating as appropriate. In addition, the entire Board receives reporting on a quarterly basis regarding cross-enterprise risks, including strategic, reputational, franchise and conduct risk, and culture and values. The committees report to the entire Board on a regular basis and have overlapping directors, invite chairs of other committees and other directors to attend meetings, as appropriate given topics of discussion, and hold joint meetings as necessary to discharge their duties.

COORDINATION AMONG BOARD COMMITTEES REGARDING RISK OVERSIGHT



BOARD OF DIRECTORS

- Culture, Values and Conduct Risk
- ESG Risk
- Reputational Risk
- Strategic Risk

AUDIT

- Legal Risk
- Compliance Risk (including conduct risk)
- Financial Crimes Risk
- Performance and compensation of Chief Audit Officer

OPERATIONS AND TECHNOLOGY

- Operational Risk, including information technology, information security fraud, third-party oversight, business disruption and resilience and cybersecurity risks (which is also reviewed with full Board)

RISK

- Global ERM framework
- Risk Appetite Statement
- Market / Credit / Model / Liquidity Risk
- Climate Risk
- Performance and compensation of CRO

COMPENSATION

- Performance assessment and compensation of CEO and other executive officers
- Management development and succession planning
- Human capital, including diversity and inclusion
- Incorporation of financial and non-financial risk management performance into incentive compensation outcomes
- Risk review of incentive compensation arrangements

GOVERNANCE AND SUSTAINABILITY

- Governance Risk
- ESG matters
- Board succession planning

The Board has also authorized the Firm Risk Committee, a management committee appointed and co-chaired by the CEO and CRO that includes the most senior officers of the Firm, including the CLO and CAO, Head of Non-Financial Risk, CFO and business heads, to oversee the Firm's global ERM framework. The Firm Risk Committee's responsibilities include oversight of the Firm's risk management principles, procedures and limits and the monitoring of capital levels and material market, credit, operational, model, liquidity, legal, compliance, financial crimes and reputational risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The Firm's risk management is further discussed in Part II, Item 7A of the Firm's 2023 Form 10-K.

BOARD OVERSIGHT OF CYBERSECURITY RISK

Cybersecurity risk is overseen by management-level committees, which report to the Firm Risk Committee and subsequently to the Operations and Technology Committee as well as the Board. The Operations and Technology Committee has primary responsibility for assisting the Board in its oversight of significant operational risk exposures of the Firm and its business units, including information technology, information security, fraud, third-party oversight, business disruption and resilience, and cybersecurity risks (including review of cybersecurity risks against established risk management methodologies). In accordance with its charter, the Operations and Technology Committee receives regular reporting at each quarterly meeting from senior officers in the Technology Department (Technology), Operations Department (Operations) and the Non-Financial Risk Management Department. Such reporting includes updates on the Firm's cybersecurity program, the external threat environment, and the Firm's programs to address and mitigate the risks associated with the evolving cybersecurity threat environment.

The Board's oversight of risks from cybersecurity threats is further discussed in Part I, Item 1C of the Firm's 2023 Form 10-K.

ASSESSMENT OF LEADERSHIP STRUCTURE AND RISK OVERSIGHT

The Board has determined that its leadership structure is appropriate for the Firm to leverage Mr. Gorman's and Mr. Pick's extensive knowledge of the Firm's strategic initiatives, facilitate a seamless leadership transition between Mr. Gorman and Mr. Pick, and build on the success the Firm has achieved under Mr. Gorman's tenure to facilitate the leadership transition. Mr. Pick's strategic leadership, strong track record of building and growing our client franchise, developing and retaining talent, allocating capital with sound risk management, and carrying forward our culture and values, position him well to serve as CEO. Mr. Gorman's role as former CEO, his existing relationship with the Board, his deep understanding of Morgan Stanley's businesses and strategy, and his professional experience and leadership skills uniquely position him to serve as Chairman. The Firm's Independent Lead Director position enhances the overall independent function of the Board. The Board believes that a separate Chairman and CEO during this leadership transition, and the Independent Lead Director and the Chairs of the Audit, CMDS, Governance and Sustainability, Operations and Technology, and Risk Committees provides the appropriate leadership to help ensure effective risk oversight by the Board and provide stability for the Firm.

Compensation Governance and Risk Management

KEY COMPENSATION GOVERNANCE PRACTICES

The CMDS Committee and the Firm have strong compensation governance practices that are regularly enhanced as a result of engagement with stockholders and regulators and the Firm's attention to evolving best practices.

CMDS Committee Advisors. The Committee has direct access to, and open communication with, the Firm's management and may obtain advice and assistance from internal advisors. The CMDS Committee also has the power to retain and terminate independent compensation consultants, legal counsel or other advisors as it may deem necessary to assist it in the performance of its duties and responsibilities. See the Compensation Discussion & Analysis Section 4.5 "Additional Compensation Practices—Independent Advice."

Shareholder engagement. Each year in advance of the annual meeting, and during the proxy off-season, and other times, we meet with shareholders to solicit feedback on compensation, governance and other matters.

Performance-based compensation. For 2023, variable incentive compensation was more than 95% of CEO annual compensation. 75% of CEO incentive compensation was granted in deferred equity, and 60% of CEO incentive compensation is subject to future three-year performance-based vesting.

Shareholder transparency. Our proxy disclosure regarding the incentive compensation determination process is clear and transparent. For example, we disclose the key factors in the compensation decision and the performance goals for the performance stock unit program.

Risk governance. See Section "Key practices in compensation risk management" below.

Regulatory requirements. Our governance and compensation practices are designed to comply with ongoing guidance provided by our regulators.

No excessive perks. We provide our executives with certain benefits to promote their health and productivity, but do not provide NEOs with excessive perquisites such as free personal use of private aircraft.

No executive pensions. No NEO is awarded with credited service in excess of his or her actual service under the Morgan Stanley Employees Retirement Plan that was frozen in 2010. Pension and retirement benefits provided to NEOs are discussed in further detail under "2023 Pension Benefits."

No hedging or pledging of Morgan Stanley stock. Directors and executive officers are prohibited from pledging, selling short, engaging in hedging strategies or trading derivatives involving Morgan Stanley securities, including securities granted in connection with compensation or otherwise held.

No tax gross-ups. We do not provide for tax gross-ups for NEOs.

No "single trigger" equity acceleration. Our equity incentive plan has a "double trigger" change-of-control feature, meaning that both a change of control of Morgan Stanley and an involuntary termination of employment not for "Cause" must occur for awards to vest and payout.

No "golden parachute" agreements. NEOs do not have special agreements covering their compensation in the event of a change of control and are not entitled to severance pay upon termination of employment in excess of broad-based benefits.

KEY PRACTICES IN COMPENSATION RISK MANAGEMENT

Factoring Risk Management Performance into Compensation Decisions

- The independent members of the CMDS Committee approve compensation for all Operating Committee members and certain other members of senior management.
- The Firm maintains formalized processes to assist the CMDS Committee in fulfilling its responsibilities to receive and incorporate sufficient financial and non-financial risk related information in its performance management and incentive compensation decisions.
  - Firm processes help ensure that the CMDS Committee receives adequate information on relevant, material aspects of risk management and controls performance with respect to performance management and incentive compensation decisions for senior management and holds senior management accountable to promote sound risk management, and compliance with laws, regulations, and internal standards.
  - The CMDS Committee evaluates risk management and controls performance as part of the performance assessment. The CMDS Committee annually reviews performance management inputs for Operating

Committee members and other members of senior management that include adequate information on relevant, material aspects of risk management performance, including a range of quantitative and qualitative inputs on financial and non-financial risks. For Operating Committee members, this risk management performance information includes performance priorities that reflect risk as an element of the executive's financial goals, inputs from the Company's control functions, and a year-end performance review summary.

- The CMDS Committee reviews and incorporates the risk management performance information into its performance management and incentive compensation determinations for Operating Committee members, in addition to its consideration of business performance, leadership and culture, and manager effectiveness.
- After a comprehensive review and evaluation of Company, business unit and individual performance, the CMDS Committee approves the compensation of the Operating Committee members, including the CEO. The CMDS Committee also reviews the performance and approves the compensation of any other employees referred to the CMDS Committee for review by the head of a control function, the Chief Legal Officer and/or the Chief Human Resources Officer.

• The CMDS Committee also receives feedback regarding risk management performance, including employee conduct.
- The Control Function Assessment Committee (CFAC) is a management committee reporting to the CMDS Committee. CFAC has responsibility for oversight of the Company's process for collecting input, information and metrics regarding the risk management performance of the Operating Committee members and other employees and reviewing such information to produce recommendations to help ensure that the incentive compensation outcomes for such employees are consistent with their risk management performance.
- Independent control functions provide appropriate input to the CMDS Committee regarding Operating Committee risk management performance.
- The Risk Committee and Audit Committee provide feedback on performance of and compensation for the CRO and Chief Audit Officer, respectively.
- The CMDS Committee receives reports from the Chief Legal Officer or his delegate regarding employee discipline matters and relevant adjustments to compensation, and reports from the CRO, the Chief Audit Officer and/or the Head of Non-Financial Risk or, in each case, his or her delegate, regarding risk management and controls performance of employees and relevant performance management and incentive compensation outcomes.
- At least annually, the Chief Audit Officer reports to the CMDS Committee on the effectiveness of the control environment.
- The CMDS Committee oversees the Company's cancellation and clawback policies and procedures for incentive-based compensation, including by periodically reviewing any significant events under review under the Company's employee discipline and conduct policies and procedures, and any other events of similar import or relating to a significant failure of risk management.

• The CMDS Committee coordinates with management and other Board committees to help ensure it receives the information necessary to fulfill its responsibilities with respect to oversight of risk management.
- The CMDS Committee meets with the Lead Independent Director of the Board and the Chairs of each other committee of the Board overseeing risk management matters at least annually to discuss risk management information that the CMDS Committee should consider and incorporate, as appropriate, in the performance management and incentive compensation process for Operating Committee members and other members of senior management.

• An enhanced risk assessment process applies to "covered employees."
- The Firm systematically identifies "covered employees" who, individually or as part of a group, have authorities or responsibilities that may subject the Firm to material risks.
- Through a systematic annual process, the Firm identifies the material risks to the Firm and then identifies the covered employees with influence over those risks.
- The compensation structure for covered employees includes substantial deferrals and cancellation provisions intended to cover a range of behaviors. The portion of a covered employee's incentive compensation that is deferred increases with the size of the incentive compensation.

Reviewing Programs from a Risk Perspective

- The Firm's incentive plan design and governance processes appropriately balance risks with compensation outcomes.
  - Compensation granted to our Operating Committee members has robust risk balancing features such as significant deferrals, performance-based vesting, deferral over a three-year period, broad cancellation provisions, an equity ownership commitment, and a prohibition on pledging shares.
  - Together with the CRO, the CMDS Committee oversees the Firm's incentive compensation practices and arrangements to help ensure that such practices and arrangements (i) are designed in accordance with the Firm's responsibility to appropriately balance risk and financial results in a manner that does not encourage employees to expose the Firm to imprudent financial or non-financial risk, (ii) are consistent with the safety and soundness of the Firm and (iii) are otherwise consistent with applicable related regulatory rules and guidance.
  - The CRO attends CMDS Committee meetings at least annually, and on an as-needed basis, to discuss the risk attributes of the Firm's compensation practices and arrangements and the relationship between such practices and arrangements and the Firm's risk management policies and practices.
  - The Firm concluded that the Firm's current compensation programs for 2023 do not incentivize employees to take unnecessary or excessive risk and that such programs do not create risks that are reasonably likely to have a material adverse effect on the Firm. The CRO reviewed the Firm's compensation practices and arrangements from a risk perspective, and reviewed the risk assessment process and his findings and conclusions with the CMDS Committee. The CMDS Committee concurred with the risk assessment process and results.
- Internal Audit annually reviews the operational effectiveness of the incentive compensation program, using a risk-based approach to evaluate plan design, pay execution, program governance, and conformity with regulatory requirements.

Director Compensation

Our director compensation program is guided by three goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors' interests with the long-term interests of shareholders; and the structure of compensation should be easy for shareholders to understand. The Board believes that a director's total compensation should include a significant equity component because it believes that this more closely aligns the long-term interests of directors with those of shareholders and provides a continuing incentive for directors to foster the Firm's success. In furtherance of these goals, our directors are bound by a shareholder-approved annual compensation (cash and equity) limit of $750,000 and an equity ownership requirement of five times the annual cash Board retainer (as described in more detail below under "Director Equity Ownership Requirement").

Directors' compensation for the public company is determined by the Board, and the Governance and Sustainability Committee makes recommendations to the Board based on periodic benchmarking assessments and advice received from FW Cook, its independent advisor. No changes were made to our director compensation program in 2023.

The following table contains information with respect to the annual compensation (including deferred compensation) of our non-employee directors earned during 2023 with respect to their Board service.

Director[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3][4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alistair M. Darling	83,333	260,000	—	—	343,333
Thomas H. Glocer	200,000	260,000	—	—	460,000
Robert H. Herz	140,000	260,000	—	—	400,000
Erika H. James	100,000	260,000	—	—	360,000
Shelley B. Leibowitz	100,000	260,000	—	—	360,000
Stephen J. Luczo	100,000	260,000	—	—	360,000
Jami Miscik	130,000	260,000	—	—	390,000
Dennis M. Nally	130,000	260,000	—	—	390,000
Mary L. Schapiro	100,000	260,000	—	—	360,000
Perry M. Traquina	140,000	260,000	—	—	400,000
Rayford Wilkins, Jr.	130,000	260,000	—	—	390,000

[1] Messrs. Gorman, Kamezawa and Miyachi received no compensation during 2023 for Board service. Mr. Darling passed away on November 30, 2023, and his annual Board member cash retainer for 2023 was prorated in accordance with the Board-approved non-employee director fee schedule. During 2023, in connection with her board service at MSIP and MSBIL and board and committee service at MSIL, Ms. Butler received £162,611, which, when converted to U.S. dollars using the average of 2023 daily spot rates of £1 to $1.2439, equals $202,272.

[2] Represents the portion of the annual Board and Board committee retainers earned, whether paid in cash or deferred at the director's election, during 2023. Cash retainers for service on the Board and Board committees during the 2023 service period are payable semi-annually in arrears for the period beginning at the 2023 annual meeting of shareholders (May 19, 2023) and concluding at the 2024 annual meeting of shareholders (May 23, 2024). Amounts in the table represent cash retainers earned for a portion of the 2022 service period (January 1, 2023 to May 18, 2023) and cash retainers earned for a portion of the 2023 service period (May 19, 2023 to December 31, 2023).

The following table sets forth the annual retainers payable with respect to service on the Board in 2023. Retainers are prorated when a director joins or leaves the Board or a committee at any time other than at the annual meeting of shareholders, and no retainers are paid for the year of election if the director is elected to the Board less than 60 days prior to the annual meeting of shareholders. Directors do not receive meeting fees.

Position	Annual Retainer ($)
Board Member	100,000
Independent Lead Director	100,000
Committee Chairs	
Audit and Risk Committees	40,000
All Other Committees	30,000
Committee Members	—

Directors can elect to receive their retainers on a current basis in cash or on a deferred basis under the shareholder-approved Directors' Equity Capital Accumulation Plan (DECAP) in the form of deferred stock units (Elective Units). Elective Units are not subject to vesting or cancellation.

Elective Units in lieu of cash retainers earned for the second half of the 2022 service period were granted in arrears on June 1, 2023, to Messrs. Glocer and Luczo, Ms. Schapiro, and Mr. Traquina. Elective Units in lieu of cash retainers earned for the first half of the 2023 service period were granted in arrears on December 1, 2023, to Messrs. Glocer, Luczo, and Traquina. The number of Elective Units granted on each applicable grant date is based on the volume-weighted average price (VWAP) of the Firm's common stock on the grant date as follows: $82.0752 on June 1, 2023, and $80.2045 on December 1, 2023.

[3] Represents the aggregate grant date fair value of the annual stock unit award granted on June 1, 2023, which is based on $82.0752, the VWAP of the Firm's common stock on June 1, 2023. For further information on the valuation of these stock units, see notes 2 and 19 to the consolidated financial statements included in the 2023 Form 10-K.

Under DECAP, directors receive an equity award upon initial election to the Board (provided that they are elected to the Board no less than 60 days prior to the annual meeting) and an equity award annually thereafter on the first day of the month following the annual meeting of shareholders. Initial and annual equity awards are granted 50% in the form of stock units that do not become payable until the director concludes service on the Board (Career Units) and 50% in the form of stock units payable on the first anniversary of grant (Current Units). The annual equity award and initial equity award is $260,000, with the initial equity award prorated for service until the next annual meeting. The initial equity award is fully vested upon grant and the annual equity award is subject to monthly vesting until the one-year anniversary of the grant date. Directors may elect to extend deferral of their Career Units and Current Units beyond the scheduled payment date, subject to specified limitations.

(4) The following table sets forth the aggregate number of shares underlying DECAP stock units held by each director on December 31, 2023.

Name	Stock Units (#)
Alistair M. Darling	27,040
Thomas H. Glocer	102,425
Robert H. Herz	69,671
Erika H. James	5,217
Shelley B. Leibowitz	7,933
Stephen J. Luczo	14,262
Jami Miscik	33,440
Dennis M. Nally	21,866
Mary L. Schapiro	29,307
Perry M. Traquina	76,512
Rayford Wilkins, Jr.	38,858

Related Person Transactions Policy

Our Board has adopted a written Related Person Transactions Policy requiring the approval or ratification by the Governance and Sustainability Committee of transactions (including material amendments or modifications to existing transactions) where the Firm is a participant, the transaction exceeds $120,000 and a related person (directors or director nominees, executive officers, 5% shareholders, and immediate family members of the foregoing) has a direct or indirect material interest. Under the policy, in determining whether to approve or ratify such related person transactions, the Governance and Sustainability Committee considers all relevant facts and circumstances, including, but not limited to: the terms and commercial reasonableness of the transaction; the size of the transaction; the materiality to, and interest of, the related person and the Firm in the transaction; whether the transaction would, or would be perceived to, present an improper conflict of interest for the related person; and, if the related person is an independent director, the impact on the director's independence. Certain transactions are not subject to the policy, including (i) compensation of executive officers approved by the CMDS Committee and (ii) ordinary course commercial or financial services transactions between the Firm and a related person (or an entity in which a related person has an interest) if (x) the transaction is made under terms and conditions and under circumstances substantially similar to those prevailing at the time for comparable transactions with unaffiliated third parties and (y) the related person does not otherwise have a direct or indirect material interest in the transaction.

Certain Transactions

Our subsidiaries may extend credit in the ordinary course of business to certain of our directors and officers, and members of their immediate families. These extensions of credit may be in connection with margin loans, mortgage loans, or other extensions of credit by our subsidiaries. These extensions of credit are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and do not involve more than the normal risk of collectability or present other unfavorable features.

Each of MUFG, State Street Corporation (State Street), BlackRock, Inc. (BlackRock) and The Vanguard Group (Vanguard) beneficially owns more than 5% of the outstanding shares of Morgan Stanley common stock as reported under "Principal Shareholders." During 2023, we engaged in transactions in the ordinary course of business with each of MUFG, State Street, BlackRock and Vanguard, and certain of their respective affiliates, including investment banking, financial advisory, sales and trading, derivatives, investment management, lending, securitization and other financial services transactions. Such transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties.

A sister-in-law of Andrew Saperstein, an executive officer, is a non-executive employee of the Firm and received compensation in 2023 of approximately $203,000. The compensation and benefits for this employee were determined in accordance with the Firm's standard compensation practices applicable to similarly situated employees.

In addition to the transactions described above, as part of the global strategic alliance between MUFG and the Firm, the Firm and MUFG have a joint venture in Japan comprised of their respective investment banking and securities businesses, which is conducted through Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) and Morgan Stanley MUFG Securities Co., Ltd. (MSMS) (MSMS, together with MUMSS, the Joint Venture). The Firm owns a 40% economic interest in the Joint Venture and MUFG owns a 60% economic interest in the Joint Venture. The Firm holds a 40% voting interest and MUFG holds a 60% voting interest in MUMSS, while the Firm holds a 51% voting interest and MUFG holds a 49% voting interest in MSMS. In July 2023, the Firm entered into memoranda of understanding with MUFG to collaborate in the foreign exchange trading and to enhance the Joint Venture by collaborating in the Japanese research and equity businesses for institutional clients, with both initiatives commenced in 2024. Other initiatives that are part of the Firm's global strategic alliance with MUFG include a loan marketing joint venture in the Americas, business referral arrangements in Asia, Europe, the Middle East and Africa, referral agreements for commodities transactions and for Shareworks products in Japan and a secondment arrangement of personnel between MUFG and the Firm for the purpose of sharing best practices and expertise. On April 18, 2018, the Firm entered into a sales plan (the Plan) with MUFG and Morgan Stanley & Co. LLC (MS&Co.) whereby MUFG agreed to sell shares of the Firm's common stock to the Firm, through its agent, MS&Co., as part of the Firm's share repurchase program. The Plan, which was suspended as of December 10, 2020, has no impact on the strategic alliance between MUFG and the Firm and is intended only to maintain MUFG's ownership percentage of the common stock below 24.9% in order to comply with MUFG's passivity commitments to the Federal Reserve.

Audit Matters

Ratification of Appointment of Morgan Stanley's Independent Auditor

☑ Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

The Audit Committee has the sole authority and responsibility to appoint, compensate, retain, oversee, evaluate and, when appropriate, replace the independent registered public accounting firm (independent auditor) engaged to audit the Firm's consolidated financial statements. The Audit Committee reviews and assesses annually the qualifications and performance of the independent auditor. The Audit Committee also evaluates whether it is appropriate to rotate the independent auditor and assures the mandatory, regular rotation of the lead audit partner and other senior engagement partners of the independent auditor. In connection with such rotations, the Audit Committee is actively involved in the selection of key engagement partners of the independent auditor, including the lead audit partner, who may provide services to the Firm for a maximum of five consecutive years. In approving the selection of the current lead audit partner from Deloitte & Touche LLP (Deloitte), who is expected to serve in this capacity through the end of the 2025 audit, Deloitte selected candidates to be considered for the lead audit partner role, who were then interviewed by Firm management. After considering the candidates recommended by Deloitte, Firm management recommended a proposed candidate to be interviewed by the Audit Committee. The Audit Committee then discussed the desired qualifications of the lead audit partner, interviewed the proposed candidate for lead audit partner recommended by management, and approved the selection of the current lead audit partner of the Firm.

As part of the Audit Committee's annual review of Deloitte and consideration to re-appoint Deloitte as the Firm's independent auditor, the Audit Committee reviewed and considered, among other factors:

Best Interest of Morgan Stanley and its Shareholders	Performance	Professional Qualifications	Audit Quality	Global Capabilities	Tenure
Institutional Knowledge	Potential Impact of Changing Independent Auditor	Independence	Succession Planning	Appropriateness of Fees	External Data on Audit Quality and Performance

In particular, the Audit Committee reviewed and considered:

- Whether retaining Deloitte is in the best interest of the Firm and its shareholders.
- The results of management's assessment that includes the results of a global management survey and interviews regarding overall historic and recent performance of Deloitte.
- The professional qualifications of Deloitte and the lead audit and other senior engagement partners.
- The historic and current audit quality of service of Deloitte and the lead audit and other senior engagement partners, including the candidness of the communications and interactions with the Audit Committee, as well as their independent judgment and professional integrity and objectivity.
- Deloitte's global capabilities and expertise in handling the breadth and complexity of the Firm's global operations and businesses, accounting policies and internal control over financial reporting, including Deloitte's use of technology, specialists and subject matter experts and the sharing of industry insights, trends and emerging practices.

- Deloitte's tenure as independent auditor, including the benefits of its institutional knowledge of the Firm and its history and familiarity with the Firm's businesses, which enhances Deloitte's audit efficiency and effectiveness and provides cost efficiencies.

- The potential challenges, impact and advisability of selecting a different independent auditor, including the time and expense of transitioning to a new independent auditor.

- Deloitte's independence from the Firm, noting that (i) Deloitte does not provide any non-audit services to the Firm other than those deemed permissible, as described under "Independent Auditor Fees," and (ii) both the Firm and Deloitte have controls and policies in place, including related to the applicable auditor independence rules and the mandatory rotation of the lead audit and other senior engagement partners, which helps ensure the continued independence and fresh perspectives of Deloitte.

- Deloitte's succession planning for rotation of key engagement partners.

- The appropriateness of Deloitte's fees relative to both audit quality and efficiency.

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on Deloitte and peer firms.

Based on this review, the Audit Committee has appointed Deloitte as independent auditor for the year ending December 31, 2024, and, although not legally required to do so, presents this selection to the shareholders for ratification as a matter of governance best practices. The Audit Committee believes that the continued retention of Deloitte is in the best interest of the Firm and its shareholders. Deloitte was selected as independent auditor upon the merger creating the current Firm in 1997 and has served continuously as independent auditor since that time. Deloitte will audit the Firm's consolidated financial statements included in the Annual Report on Form 10-K for the year ending December 31, 2024, and will perform other permissible, pre-approved services. If shareholders do not ratify the appointment of Deloitte, the Audit Committee will consider this in determining whether to appoint Deloitte as independent auditor for the year ending December 31, 2025. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interest of the Firm and its shareholders.

Deloitte representatives will attend the annual meeting. They will be present to respond to appropriate shareholder questions and will have the opportunity to make a statement if they desire to do so.

Our Board unanimously recommends that you vote "FOR" the ratification of Deloitte's appointment as our independent auditor. Proxies solicited by the Board will be voted "FOR" this ratification unless otherwise instructed.

Audit Committee Report

The Audit Committee's charter, available at www.morganstanley.com/about-us-governance, provides that the Audit Committee is responsible for the oversight of the integrity of the Firm's consolidated financial statements, the Firm's system of internal control over financial reporting, certain aspects of the Firm's risk management as described in the charter, the qualifications and independence of the independent registered accounting firm engaged as the "independent auditor," the performance of the Firm's internal auditor and independent auditor, and the Firm's compliance with legal and regulatory requirements. We have the sole authority and responsibility to appoint, compensate, retain, oversee, evaluate and, when appropriate, replace the Firm's independent auditor. As described under "Corporate Governance Matters — Corporate Governance Practices — Board Meetings and Committees," the Board has determined that all three members of the Audit Committee are independent and "financially literate" within the meaning of the NYSE listing standards and that each of Robert H. Herz, the Audit Committee Chair, and Dennis M. Nally is an "audit committee financial expert" within the meaning of SEC rules.

The Audit Committee serves in an oversight capacity and is not part of the Firm's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (GAAP) and for the report on the Firm's internal control over financial reporting. The Firm's independent auditor, Deloitte, is responsible for planning and conducting an independent audit of those financial statements and expressing an opinion as to their conformity with GAAP and expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Our responsibility is to oversee the financial reporting process and to review and discuss management's report on the Firm's internal control over financial reporting. We rely, without independent verification, on the information provided to us and on the representations made by management, the internal auditor and the independent auditor, who generally attends each Audit Committee meeting.

During 2023, the Audit Committee, among other things:

- Reviewed and discussed the Firm's quarterly earnings releases, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the consolidated financial statements, significant accounting policies (and updates thereto), and other developments.
- Reviewed the Firm's major legal, compliance and global financial crimes risk exposures, including the steps management is taking to mitigate and address such risks, and the guidelines and policies that govern the process for risk assessment and risk management, coordinating with the Chief Audit Officer and Firm management, including the CRO and Head of Non-Financial Risk, and with the Risk Committee and the Operations and Technology Committee, as appropriate.
- Reviewed, discussed and approved the plan and scope of the work and coverage of the internal auditor for 2023 and reviewed and discussed the significant reports, or summaries thereof, prepared by the internal auditor to management.
- Reviewed the qualifications, performance and compensation of the Chief Audit Officer.
- Reviewed and discussed the plan and scope of the work of the independent auditor for 2023.
- Reviewed and discussed reports from management on the Firm's policies regarding applicable legal and regulatory requirements, and reviewed, discussed and approved the Firm's annual compliance plan.
- Met with and received reports from senior representatives of the Finance Department, the Legal and Compliance Division and the Internal Audit Department.
- Oversaw the rotation of key engagement partners of the independent auditor by actively participating in discussions about prospective candidates, considering input from Deloitte, and engaging with the Firm's management regarding the evaluation and selection process.

- Met regularly in private executive sessions with each of Deloitte, the Chief Audit Officer and other members of Firm management, including the CFO, Deputy Chief Financial Officer, CLO, Head of Non-Financial Risk and Chief Compliance Officer, which provided an additional opportunity for Deloitte, the Chief Audit Officer and other members of Firm management to provide candid feedback to the Audit Committee.

We reviewed and discussed with management, the Chief Audit Officer and Deloitte:

- The audited consolidated financial statements for 2023.
- The critical accounting policies that are set forth in the Firm's Annual Report on Form 10-K.
- Management's annual report on the Firm's internal control over financial reporting.
- Deloitte's opinion on the consolidated financial statements, including (i) the critical audit matter addressed during the audit and (ii) the effectiveness of the Firm's internal control over financial reporting.

We also discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Deloitte also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and represented that it is independent from the Firm.

We also discussed with Deloitte its independence from the Firm, and considered if services it provided to the Firm beyond those rendered in connection with its audit of the Firm's consolidated financial statements, reviews of the Firm's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q and its opinion on the effectiveness of the Firm's internal control over financial reporting were compatible with maintaining its independence. We also reviewed and pre-approved, among other things, the audit, audit-related, tax and all other services performed by Deloitte and received regular updates on the amount of fees and scope of audit, audit-related and tax services provided.

Based on our review and the meetings, discussions and reports discussed above, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee charter, we recommended to the Board that the Firm's audited consolidated financial statements for 2023 be included in the Firm's Annual Report on Form 10-K. We also selected Deloitte as the Firm's independent auditor for the year ending December 31, 2024, and are presenting the selection to the shareholders for ratification.

Respectfully submitted,
Robert H. Herz, Chair
Shelley B. Leibowitz
Dennis M. Nally

Independent Auditor's Fees

The Audit Committee is responsible for overseeing the audit fee negotiations associated with the engagement of Deloitte, including considering the appropriateness of fees relative to both audit quality and efficiency. The Audit Committee pre-approves categories of audit and permitted non-audit services that Deloitte may perform for the Firm and sets budgeted fee levels for such services. The Firm reviews proposed engagements, in conjunction with Deloitte, to confirm the proposed engagements fit within a category of pre-approved services and such engagements are documented and reported to the Audit Committee on a quarterly basis. Any proposed service category, engagement or budgeted fee adjustment that has not been pre-approved by the Audit Committee may be approved by the Audit Committee Chair between regularly scheduled quarterly meetings and reported to the Audit Committee at its next quarterly meeting. Any fees for services in excess of the pre-approved budgeted fees must be specifically approved. In 2023 and 2022, all of Deloitte's fees were approved by the Audit Committee.

The following table summarizes the aggregate fees (including related expenses; $ in millions) for professional services provided by Deloitte related to 2023 and 2022.

	2023 ($)	2022 ($)
Audit Fees[1]	61.7	62.8
Audit-Related Fees[2]	8.7	7.1
Tax Fees[3]	1.0	1.1
All Other Fees[4]	0.2	0.4
Total	71.6	71.4

[1] Audit Fees services include: the audit of our consolidated financial statements and internal control over financial reporting included in the Firm's Annual Report on Form 10-K and reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q; services attendant to, or required by, statute or regulation; comfort letters, consents and other services related to SEC and other regulatory filings; and audits of subsidiary financial statements.

[2] Audit-Related Fees services include: agreed-upon procedures related to asset securitizations; assessment and testing of internal controls and risk management processes beyond the level required as part of the consolidated audit; statutory audits and financial audit services provided relating to investment products offered by Morgan Stanley, where Morgan Stanley incurs the audit fee in conjunction with the investment management services it provides; other agreed-upon procedures engagements; regulatory matters; and attest services in connection with debt covenants.

[3] Tax Fees services include U.S. and non-U.S. income and non-income tax compliance and preparation, tax planning and advice.

[4] All Other Fees consists of permitted services other than those that meet the criteria above and include training activities.

Morgan Stanley offers various registered money market, equity, fixed income and alternative funds, and other funds (collectively, Funds). Deloitte also provides audit, audit-related and tax services to certain of these Funds. Additional fees paid to Deloitte by these Funds for these services were $26.4 million in 2023 and $29.3 million in 2022.

Compensation Matters

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

As required by Section 14A of the Securities Exchange Act of 1934, the below resolution gives shareholders the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K:

> "RESOLVED, that the Firm's shareholders approve, on an advisory basis, the compensation of the Firm's named executive officers, as disclosed in the Firm's proxy statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis and the accompanying compensation tables and related narrative)."

As this "Say on Pay" vote is advisory, the result will not be binding on our Board, although the CMDS Committee will consider the outcome of the vote when evaluating the effectiveness of our executive compensation program and making future executive compensation decisions. At the 2023 annual meeting of shareholders, approximately 96% of the votes cast were in favor of our "Say on Pay" proposal. In light of the significant majority of votes cast in favor of the 2022 compensation of our NEOs, the CMDS Committee maintained its performance-based approach to executive compensation for 2023 and believes that our current program appropriately links the compensation of our NEOs to performance and properly aligns the interests of our NEOs with those of our shareholders.

As discussed in the CD&A, the 2023 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board. Based on an evaluation of Mr. Gorman's 2023 performance as outstanding, including setting the Firm up for success through:

- Visionary leadership and strong execution of strategy that transformed the Firm into a stronger, more resilient, and more balanced institution
- Intentional talent management culminating in the successful CEO succession and leadership transition
- The Firm's solid, resilient performance in 2023, with the business model performing as intended in a challenging market and macro environment, positioning the Firm well for future growth

Mr. Gorman's total pay for 2023 was set at $37 million, with shareholder-aligned features.

Mr. Gorman's exemplary executive talent development led to the successful execution of an orderly, multi-year CEO succession planning process that is uncommon in financial services. Succession planning is one of the most important responsibilities of the CEO and the Board. After 14 years of success under Mr. Gorman's leadership, it was imperative to the Firm and our shareholders that the Firm achieve a seamless transition that built upon the strength of the franchise that Mr. Gorman and the leadership team had created. After deliberation over multiple meetings, and in response to shareholder concerns about leadership continuity, the CMDS Committee granted one-time awards to stake the incoming CEO and Co-Presidents as a team and to reinforce the message of collaboration in leadership through the transition. The strategy was to maintain the leaders of the three business segments, and the CMDS Committee believes that the one-time awards are appropriate to help ensure the success of this strategy, the continued success of the Firm and its long-term strategy, and the interests of shareholders. The Firm does not have a practice of granting one-off awards to incumbents and the CMDS Committee views these awards as an intentional approach to addressing shareholder concerns in an effort to achieve an atypical outcome within the financial industry and to ensure leadership continuity, and to galvanize this team and focus them on working together for the future creation of shareholder value.

Over his tenure as CEO and during 2023, Mr. Gorman reshaped the Firm into a stronger, more resilient, and more balanced institution positioned for long-term growth. As a result, against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges in 2023, including uncertainty regarding the future path of interest rates and concerns related to heightened geopolitical risks that pressured deposits, strategic activity and capital raising.

Under Mr. Gorman's leadership, 2023 results reflected the strategic transformation of the Firm poised for future growth:

- The Firm achieved total shareholder return of 14% and premium valuation relative to core banking peers (since 2010, when Mr. Gorman became CEO, the stock price has more than tripled and market capitalization has increased from $40 billion to $153 billion).
- Over 60% of the Firm's Pre-Tax Profit came from the Firm's Wealth and Investment Management businesses (up from approximately 30% in 2010 and net revenues from both businesses have more than doubled since 2010), providing durability to the franchise.
- Institutional Securities continued to show the benefits of the integrated investment bank with top-tier wallet share positions in Equities (~20%), Investment Banking (~15%) and Fixed Income (~10%).
- The Firm reported full-year ROTCE of 12.8% against a mixed backdrop and a number of headwinds.
- The standardized CET 1 Ratio at December 31, 2023 was 15.2%, 230bps above our risk-based capital regulatory requirement inclusive of buffers and evidence of our prudent capital management.
- The Firm continued to increase returns to shareholders. The quarterly dividend was increased to $0.85 (up from $0.05 in 2010), with total dividends paid of $5.4 billion (up from $0.3 billion in 2010), and the Firm repurchased $5.3 billion of outstanding common stock.
- A significant legal and regulatory matter was resolved.

Consistent with previous years' compensation and shareholder feedback over the years, 60% of Mr. Gorman's incentive compensation is delivered in future performance-vested equity subject to clawback, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests.

For a detailed description of our executive compensation program, see "Overview of Voting Items," CD&A and "Executive Compensation."

For additional information relating to the metrics and certain non-GAAP measures referenced above, see the CD&A Section 5 "Explanatory Notes."

For a discussion of Mr. Gorman's strategic talent management that led to the seamless CEO transition, see the CD&A Section 1.3 "Performance Highlights—CEO Succession Based on Multi-Year Intentional Talent Development Process."

For a discussion of the decision process, objectives, and design of the one-time awards, see the CD&A Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

For a discussion of the topics discussed during engagement with shareholders before and after the CEO succession was announced and our responses, see the CD&A Section 1.5 "Ongoing Shareholder Engagement and 'Say on Pay' Vote."

Our Board unanimously recommends that you vote "FOR" this proposal. Proxies solicited by the Board will be voted "FOR" this proposal unless otherwise instructed.

Compensation Discussion and Analysis (CD&A)

In this CD&A, we review the objectives and elements of Morgan Stanley's executive compensation program, its alignment with Morgan Stanley's performance, and the 2023 compensation decisions for our named executive officers (NEOs):

James P. Gorman	Chief Executive Officer
Sharon Yeshaya	Chief Financial Officer
Edward (Ted) Pick	Co-President, Head of Institutional Securities and Co-Head of Corporate Strategy
Andrew M. Saperstein	Co-President and Head of Wealth Management
Daniel A. Simkowitz	Head of Investment Management and Co-Head of Corporate Strategy

The "2023 Summary Compensation Table" and other compensation and benefits disclosures follow this CD&A.

The CD&A is organized into the following five sections:

The "Explanatory Notes" to this CD&A are an integral part of the Firm's financial and operating performance described herein. A detailed analysis of the Firm's financial and operational performance for 2023 is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Firm's 2023 Form 10-K. Information provided in this CD&A may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in either the 2023 Form 10-K or in the "Explanatory Notes."

1. Overview of Compensation Approach and Performance Highlights

1.1 Executive Summary

CEO PAY FOR PERFORMANCE COMPENSATION FRAMEWORK AND DECISION

The CMDS Committee follows a prescribed framework for determining executive compensation to ensure that Morgan Stanley's compensation program delivers pay for sustainable performance, aligns compensation with shareholders' interests, is motivating and competitive, and reflects shareholder input and best practices. The CMDS Committee's commitment to these compensation objectives is demonstrated in the structure of executive compensation and in the CMDS Committee's CEO pay framework detailed in this CD&A.

The CMDS Committee set CEO total compensation for 2023 at $37 million, with shareholder-aligned features (see Section 1.4 "CEO Compensation Determination"). This determination was based on an evaluation of 2023 Firm and CEO performance against predetermined performance priorities and strategic objectives, and an assessment of Firm performance as solid, resilient, and well-positioned for future growth, with the Firm's business model performing as intended in a challenging market and macro environment in 2023, and CEO performance as outstanding, including visionary leadership and strong execution of strategy that transformed the Firm into a stronger, more resilient and more balanced institution, and intentional talent management culminating in the successful CEO succession and leadership transition.

CEO SUCCESSION PROCESS

James Gorman's exemplary executive talent development led to the successful execution of an orderly, multi-year CEO succession planning process that is uncommon in the financial industry. This process demonstrated the world-class quality and depth of Morgan Stanley's leadership talent, and resulted in the Board's appointment of an outstanding CEO and two strong executives as the Firm's Co-Presidents, who will be invaluable leaders in helping the new CEO manage the Firm.

As announced by the Board on October 25, 2023, Edward (Ted) Pick became the Firm's CEO and was elected to the Board, effective January 1, 2024. At such time, Mr. Gorman stepped down as CEO and became Executive Chairman. In addition, Co-President and Head of Wealth Management, Andrew Saperstein, also became the Head of Investment Management and Daniel Simkowitz became Co-President of the Firm and the Head of Institutional Securities.

Succession planning is one of the most important responsibilities of the CEO and the Board. After 14 years of success under Mr. Gorman's leadership, it was imperative to the Firm and our shareholders that the Firm achieve a seamless transition that built upon the strength of the franchise that Mr. Gorman and the leadership team had created. It was crucial to the Firm and our shareholders that the Board select the best-suited candidate as CEO and also retain and motivate the remaining strong candidates to support him.

The anticipated CEO transition was publicly confirmed at the Firm's 2023 annual meeting of shareholders. The Firm engaged with shareholders regarding the succession process both during the Firm's annual engagement with shareholders in the post-proxy statement off-season and after the CEO successor was announced. Before the CEO successor was announced, many shareholders expressed concern that the then-current business leaders and CEO candidates, who had been so successful in execution of the Firm's strategy and the growth of the Firm, would not be retained during the transition, which often happens in CEO changes in the financial industry. After deliberation over multiple meetings, and in response to shareholder concerns about leadership continuity, the CMDS Committee recognized the CEO transition as a rare and appropriate circumstance in which to grant one-time awards. In order to promote leadership continuity, reinforce the priority of collaboration in leadership and evolving the Firm's strategy, and continue to create long-term shareholder value through the transition, the CMDS Committee determined it was in the Firm's and our shareholders' best interests to award each of the three leaders a one-time award. After the CEO successor was announced, representatives of the Firm, including the CMDS Committee Chair and the Board's Independent Lead Director (who is also a member of the CMDS Committee), engaged with shareholders to discuss the succession planning process and the one-time awards.

As the Firm previously disclosed, the CMDS Committee approved a one-time staking award for each of the incoming CEO and Co-Presidents (Staking Awards) with a grant value of $20 million and shareholder-aligned features (for a discussion of the decision process, objectives, and design of the Staking Awards, see Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition.") The CMDS Committee believes it was important to stake these three leaders as a team and chose to grant the same amount for each executive to reinforce the message of collaboration in leadership through the transition. These Staking Awards are intended to address shareholder concerns and support the Firm's and shareholders' interests in retaining and incentivizing key executives during an important time in the Firm's history. The Staking Awards support leadership continuity and will incentivize continued outstanding performance of the team during the transition period. The strategy was to maintain the leaders of the three business segments, and the CMDS Committee believes that the Staking Awards are appropriate to help ensure the success of this strategy, the continued success of the Firm and its long-term strategy, and the interests of shareholders.

The Firm does not have a practice of granting one-time awards to incumbents, and the CMDS Committee views the Staking Awards as an intentional approach to addressing shareholder concerns in an effort to achieve full leadership continuity following an internal CEO transition, an atypical outcome in the financial industry. The Staking Awards are not part of annual regular compensation for executives' new roles. Differentiation of pay by roles and performance will occur with 2024 and future annual compensation decisions.

For a discussion of Mr. Gorman's strategic talent management that led to the seamless CEO transition, see Section 1.3 "Performance Highlights—CEO Succession Based on Multi-Year Intentional Talent Development Process."

For a discussion of the decision process, objectives, and design of the Staking Awards, see Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

For a discussion of the topics discussed during engagement with shareholders and our responses, see Section 1.5 "Ongoing Shareholder Engagement and 'Say on Pay' Vote."

2023 RESULTS REFLECT STRATEGIC TRANSFORMATION

Over his tenure as CEO and during 2023, Mr. Gorman reshaped the Firm into a stronger and more balanced institution positioned for long-term growth. As a result, against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges in 2023, including uncertainty regarding the future path of interest rates and concerns related to heightened geopolitical risks that pressured deposits, strategic activity and capital raising.

Under Mr. Gorman's leadership, 2023 results reflected the strategic transformation of the Firm poised for future growth:

- The Firm achieved total shareholder return of 14% and premium valuation relative to core banking peers (since 2010, when Mr. Gorman became CEO, the stock price has more than tripled and market capitalization has increased from $40 billion to $153 billion).
- Over 60% of the Firm's Pre-Tax Profit came from the Firm's Wealth and Investment Management businesses (up from approximately 30% in 2010 and net revenues from both businesses have more than doubled since 2010), providing durability to the franchise.
- Institutional Securities continued to show the benefits of the integrated investment bank with top-tier wallet share positions in Equities (~20%), Investment Banking (~15%) and Fixed Income (~10%).
- The Firm reported full-year ROTCE of 12.8% against a mixed backdrop and a number of headwinds.
- The standardized CET1 Ratio at December 31, 2023 was 15.2%, 230bps above our risk-based capital regulatory requirement inclusive of buffers and evidence of our prudent capital management.
- The Firm continued to increase returns to shareholders. The quarterly dividend was increased to $0.85 (up from $0.05 in 2010), with total dividends paid of $5.4 billion (up from $0.3 billion in 2010), and the Firm repurchased $5.3 billion of outstanding common stock.
- A significant legal and regulatory matter was resolved.

For more detail regarding the Committee's assessment of 2023 Firm and CEO performance, see Section 1.3 "Performance Highlights" and Section 3.2 "Evaluating Firm and Individual Performance for Alignment with Executive Compensation," which also includes 2023 financial performance compared with 2022 financial performance.

2023 CEO COMPENSATION ALIGNED WITH SHAREHOLDER INTERESTS

Consistent with previous years' compensation and shareholder feedback over the years, 60% of Mr. Gorman's incentive compensation is delivered in future performance-vested equity, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests.

2023 CEO Incentive Compensation


25%
Cash Bonus
25%
60%
Performance-Vested Long-Term Equity
60%
15%
15%
Time-Vested Deferred Equity

- 60% of incentive compensation is delivered in performance-vested long-term equity incentive awards with rigorous performance objectives
- 75% of incentive compensation is deferred and subject to cancellation and clawback over three years
- 100% of deferred incentive compensation is delivered in equity awards tied to stock price performance

1.2 Framework for CEO Compensation Decision

The CMDS Committee uses a disciplined pay-for-performance framework to determine CEO compensation, so that compensation is commensurate with the overall performance of the Firm and individual performance. This approach enables the CMDS Committee to make a balanced and informed pay decision that is aligned with performance.

The CMDS Committee's CEO compensation framework supports and reinforces the Firm's pay-for-performance philosophy and incorporates four key steps.

CEO Compensation Framework


Set Financial and Non-Financial Performance Priorities
Establish Target Compensation Range
Assess Performance Against Performance Priorities and Strategic Objectives
Determine Compensation Based on Performance Assessment
Annual Performance Priorities
MS CEO Pay Range and Decision
Quantitative
Firm financial performance
Capital and liquidity strength
Business segment performance
Efficiency ratio and ROTCE
Total shareholder return
Qualitative
Effective risk and control framework
Culture, leadership, strategy, resilience, reputation and deepening of MUFG alliance
Global regulatory standing
Workforce resilience (attraction, retention, engagement) and diversity
Credit rating
$40 Million or More
$37 million
$20 Million or Less
CEO performance exceeds expectations
Strong Firm performance and shareholder returns
Firm performance and shareholder returns generally in line with peers with room for continued progress
CEO performance meets expectations
CEO performance below expectations
Firm performance and shareholder returns are below expectations

1. SET FINANCIAL AND NON-FINANCIAL PERFORMANCE PRIORITIES

In the context of the Firm's strategic objectives, at the beginning of the year, the Board sets annual performance priorities. Performance priorities include both financial and non-financial performance metrics for the Firm and its business segments. See Section 3.1 "Factors Considered in Compensation Decisions—Performance Priorities."

2. ESTABLISH TARGET COMPENSATION RANGE

Each year, the CMDS Committee establishes a target compensation range for the CEO and outlines guidelines for the CEO performance assessment at year end. At the start of 2023, the CMDS Committee, in consultation with its independent compensation consultant Semler Brossy, established a target range for CEO compensation as well as

the factors to be considered in determining year-end compensation. The CMDS Committee maintained a range for 2023 CEO pay of $40 million or more for strong performance exceeding expectations to $20 million or less for performance below expectations. To inform its decision-making with respect to the appropriate target range, the CMDS Committee considers compensation information for selected financial companies in the S&P 100 Index, as described in Section 3.1 "Factors Considered in Compensation Determinations—Benchmarking Target CEO Pay."

3. ASSESS PERFORMANCE AGAINST PERFORMANCE PRIORITIES AND STRATEGIC OBJECTIVES

The CMDS Committee assesses Firm and CEO performance at year end, including progress in achieving the Firm's strategic objectives and annual performance priorities and the CEO's overall leadership. See Section 3.2 "Evaluating Firm and Individual Performance for Alignment with Executive Compensation."

4. DETERMINE COMPENSATION BASED ON PERFORMANCE ASSESSMENT

The CMDS Committee determines CEO compensation after year end based on its performance assessment and discussion with the Board. The CMDS Committee determines the form and mix of CEO compensation that supports the Firm's key compensation objectives. See Section 4.1 "Compensation Decisions."

1.3 Performance Highlights

In its assessment of 2023 performance, the CMDS Committee considered Morgan Stanley's strategic transformation, year-over-year financial performance, shareholder returns, the successful CEO transition, and other key accomplishments.

TRANSFORMATION OF THE FIRM

Mr. Gorman's visionary leadership and strong execution of strategy over his tenure has transformed the Firm into a more resilient and more balanced institution with a clear strategy that is well-positioned for long-term growth. Overall, the Firm's balanced business model demonstrated resilience under stress and performed as intended despite a mixed backdrop and headwinds in 2023.



15 Years of Transformation

	2009–2014	2015–2019	2020–2022	2023
Revenue Mix	$31Bn — 48% / 52%	$38Bn — 50% / 50%	$54Bn — 51% / 49%	$54Bn — 58% / 42%
Profitability Mix	$6Bn — 39% / 61%	$10Bn — 47% / 53%	$16Bn — 43% / 57%	$12Bn — 62% / 38%

☐ Institutional Securities ■ Wealth and Investment Management

Client Assets	$2.0Tn	$2.8Tn	$5.6Tn	$6.6Tn
ROTCE	4%	11%	17%	13%
Acquisitions	Smith Barney	Solium	E*TRADE	Eaton Vance

Resilient and Balanced Business Model Across Businesses



| **WM & IM** | | **ISG** |

>$6 Trillion in Total Client Assets — Client Assets ($Tn): 2010: 1.9, 2018: 2.8, 2023: 6.6 (3.5x)

#1 Industry Leader — Net Revenue ($Bn): 2010: 15, 2018: 20, 2023: 32 (2.1x)

Strategy for Leading Wallet Share Across the Integrated Investment Bank
- ~20% Equity
- ~15% Investment Banking
- ~10% Fixed Income

2023 RESULTS

2023 results reflect the transformation of the Firm into a stronger, more resilient and more balanced institution. Against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth. Despite the market headwinds in 2023, the Firm is well-positioned for future growth.

CEO Performance and Long-Term Vision

Tenure as CEO and 2023 Performance

2010–2014	2015–2022		2023+
Business stabilization and strategy reset	**Business investments and transformation**		**Well-positioned for long-term growth**
285% Total Shareholder Return 2010 - 2023	**~300%** WM & IM PBT Growth 2010 - 2023	**Top 3** ISG Wallet Share	**$6.6Tn** Total client assets
$.05 - $.085 Quarterly DPS Growth 2010 - 2023	Multiple expansion by **over 20%** since 2010	**15.3%** ROTCE 5-year average	**$54.1Bn** Firm Net Revenues
+$113Bn Market Capitalization 2010 - 2023	**~500** external CEO engagements per year	**+10** years focused on succession planning	**92%** of employees are "proud to work" at the Firm

Under Mr. Gorman's leadership, the Firm delivered solid results in 2023 despite headwinds and reaffirmed the long-term value proposition.

2023 Results and Headwinds

	2023 Results	Long-Term Goals
Client Assets	$6.6Tn	$10Tn+
WM Pre-Tax Margin	25%	30%
Efficiency Ratio	77%	70%
ROTCE	13%	20%

Against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges

Headwinds	Impacts
• Sticky inflation and continued central bank tightening • Unexpected geopolitical tension • Commercial real estate price declines	• Pressured deposit activity and higher funding costs • Muted strategic activity and capital raising • Pressured operating leverage

ONGOING COMMITMENT TO DIVIDEND AND BUYBACK

The transformation of the Firm has supported the Firm's ability to maintain excess capital while continuing to increase dividends and reduce share count.

~4% Dividend Yield and Strong Buyback While Maintaining Excess Capital



SHAREHOLDER RETURNS

The Firm also continued to generate consistently strong shareholder returns, despite a challenging macro and market environment in 2023. Long-term returns continue to outpace peers and benefit shareholders.



| 1-Year (2023) TSR | 3-Year (2021-2023) TSR | 5-Year (2019-2023) TSR |

Strong Relative Long-Term Performance by MS vs. Peer Average and Market

During 2023, Morgan Stanley share price increased by 9.7% from $85.02 to $93.25

CEO SUCCESSION BASED ON MULTI-YEAR INTENTIONAL TALENT DEVELOPMENT PROCESS

CEO and executive leadership succession has been a long-standing priority of Mr. Gorman and, as CEO and Chairman of the Board, he planned for many years to ensure an orderly succession process. Mr. Gorman identified an appropriate time to step down as CEO and was strategic and deliberate over multiple years in providing the optimal career and leadership opportunities to develop a world-class executive team with the outstanding skills, experience, and values to lead the Firm for future success.

Under Mr. Gorman's leadership, the succession process and leadership transition were executed in exemplary fashion, demonstrating Mr. Gorman's success in attracting, developing, and retaining a deep bench of world-class quality leadership talent and successfully resulting in the Board's appointment of an outstanding CEO and two strong executives as the Firm's Co-Presidents, who will be invaluable leaders in helping the new CEO manage the Firm. Mr. Gorman's multi-year plan achieved continuity of the Firm's exceptional executive team at a critical transition point, an achievement that is uncommon in CEO transitions in the financial industry and one that many of the Firm's shareholders expressed concern could not be achieved.



Mr. Gorman also planned for succession deeper into the organization, with the goal of ensuring that the Firm has a deep bench of well-rounded and capable talent. Mr. Gorman's focus on career development was thoughtful and purposeful in order to set the Firm up for long-term future success.


2010 — 2016
2016 — 2020
2020 — 2023
M. Crawley
32 years at MS; Started as High School Intern
Head of National Business Development & Talent Management
Management Committee
Chief Human Resources Officer
Chief Marketing Officer
Head of Private Wealth Management
Operating Committee
E. Grossman
18 years at MS
Global Head of Legal
Chief Legal Officer
Chief Legal Officer and Chief Administrative Officer
Management Committee
Operating Committee
C. Smith
27 years at MS; Started in Associate Program
Head of Firm Strategy
CFO of Institutional Securities Group (ISG)
Management Committee
Chief Risk Officer
President of US Banks
Head of Business Development, ISG
Operating Committee
S. Yeshaya
22 years at MS; Started as College Intern
MD, Fixed Income
Head of Investor Relations
Chief Financial Officer
Chief of Staff to Chairman & CEO
Management Committee
Operating Committee

For more information, see "Senior Management Succession Planning and Development."

OTHER KEY ACCOMPLISHMENTS

Under Mr. Gorman's leadership, the Firm also continued to promote Morgan Stanley's strong culture and opportunities for our employees to grow and develop in their careers. In 2023, the Firm enhanced its health and wellbeing offerings to employees and continued its commitment to diversity and inclusion in the workforce, society, and the marketplace.


CULTURE
Our culture guides our employees, and our values inform everything we do
EMPLOYEE EXPERIENCE
Supporting employees throughout their career journey
DIVERSITY & INCLUSION
Drive diversity and inclusion for our employees, clients and communities

Continued to drive strong organizational culture and client engagement through the Firm's Core Values: Do the Right Thing, Put Clients First, Lead with Exceptional Ideas, Commit to Diversity and Inclusion, and Give Back

Launched a comprehensive HR Modernization and Workplace Experience efforts, including tech-enabled solutions that support the retention and development of all employees at every stage in their career

Deepened investments in the health and wellbeing of our employees, including a global launch of family support benefits, expanded onsite mental health counseling and the introduction of mental health training for employees and managers. Plus, enhanced efforts to communicate our robust benefits portfolio

Continued focus on improving workforce diversity, inclusion and belonging through expanded recruiting and professional development offerings and our employee affinity groups

Strengthened investments and expanded offerings to help drive stronger, more equitable outcomes for underserved communities through thought leadership, engagement with diverse-led enterprises, philanthropy and employee volunteering

Section 3.2 contains further details about Firm performance; see also Section 5 "Explanatory Notes."

1.4 CEO Compensation Determination

The 2023 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of the Firm's solid and resilient financial performance in 2023 and its assessment that the Firm's business model, as envisioned by Mr. Gorman, performed as intended and showed durability and growth against a mixed backdrop and despite the challenges in 2023. The CMDS Committee also based its 2023 CEO pay decision on its assessment of Mr. Gorman's outstanding performance in executing the CEO succession, the transition of leadership and the resolution of a significant legal and regulatory matter. The CMDS Committee determined that a 2023 pay decision for Mr. Gorman of $37 million, with shareholder aligned features, was appropriate.

Key Features

75% of incentive compensation awarded in equity

100% of deferred compensation awarded in equity

60% of incentive compensation is performance-vested

Multi-year vesting over **3 years**

Share Ownership Requirement
75% first 5 years; **50%** thereafter

Best Practices
Prohibitions on pledging, hedging, selling short or trading derivatives, and no excise tax protection upon change-in-control

CEO Compensation Elements ($MM)

	2024	2025	2026	2027
75%* Equity — 60% Performance-Vested	21.3 At-Risk		0-1.5x of target Performance-Vested Units vest in Year 3	
15% Time-Vested	5.3		50% of Time-Vested RSUs vest in each of Years 2 & 3	
25%* Cash Bonus	8.9			
Base Salary	1.5			
Total Compensation	$37MM**			

*% of Incentive Compensation

** This is the amount the CMDS Committee awarded to the CEO in early 2024 for 2023 performance. This amount differs from the SEC required disclosure in the "2023 Summary Compensation Table."

Annual NEO pay in a given year is typically delivered in a combination of fixed compensation (base salary), cash bonus, and deferred incentive compensation provided in time-vested deferred restricted stock units (RSUs) and a long-term incentive program award in the form of performance-vested stock units (PSUs), with the same key features as the CEO compensation elements.

In determining the portions of compensation to award as cash bonus, deferred incentive compensation, RSUs and PSUs, the CMDS Committee considers applicable regulatory requirements and guidelines for deferral, as well as market practices and shareholder feedback. A significant portion of pay is deferred, all of which is awarded in equity, subject to future stock price performance and cancellation and clawback and, in the case of PSUs, future achievement of specified financial objectives over a three-year period.

The CMDS Committee believes that the significant weighting of compensation mix in equity is aligned with the interests of shareholders by encouraging focus on the long-term success of the Firm while mitigating excessive risk-taking, and a competitive annual cash incentive compensation opportunity promotes performance.

Section 3.2 contains more details about individual NEO performance. Section 4.1 contains the 2023 compensation decisions for each NEO, which follows a similar performance evaluation process as for the CEO.

These elements of our compensation program reflect the Firm's compensation philosophy and support the key compensation objectives, discussed in Section 2, including delivering pay for sustainable performance.

Deferred Incentive Compensation	• 75% of 2023 CEO incentive compensation deferred over three years
	• Subject to strong cancellation provisions and clawback policy
	• No automatic vesting on change in control; double trigger in place
Equity-Based Compensation	• 100% of CEO deferred incentive compensation awarded in equity
	• Significant portion of equity-based compensation aligns employee and shareholder interests
	• Subject to share ownership and retention requirements, which further shareholder alignment
Performance-Vested Equity Incentive Award	• 60% of CEO 2023 incentive compensation is performance-vested, consistent with shareholder feedback
	• Shares earned can range from 0 to 1.5x target based on three-year performance against absolute and relative ROTCE objectives
	• Absolute and relative ROTCE performance objectives ensure award continues to be in alignment with Firm performance and strategic objectives, while maintaining strong alignment with shareholder interests
Best Practices	• Comprehensive provisions permit cancellation of awards and clawback policy requires repayment of previously awarded compensation, even absent misconduct
	• Meaningful share ownership and retention requirements
	• Material risk, control and conduct issues factored into pay decisions, and compensation adjusted, if appropriate
	• Robust prohibitions on pledging, hedging, selling short or trading derivatives
	• No excise tax protection upon a change in control
	• Formal annual compensation risk review
	• CMDS Committee independent compensation consultant
	• No golden parachutes
	• No guaranteed bonuses
	• No special severance

Section 4.1 contains the compensation decisions (both the amount and mix of compensation elements) for each NEO. Sections 4.2 and 4.3 contain more detail about the elements and key features of our annual compensation program.

1.5 Ongoing Shareholder Engagement and "Say on Pay" Vote

In addition to the Firm's annual engagement with shareholders in the post-proxy statement off-season, representatives of the Firm, including the CMDS Committee Chair and the Board's Independent Lead Director (who is also a member of the CMDS Committee), engaged with shareholders to discuss the succession planning process and Staking Awards.

Morgan Stanley is committed to open and ongoing communication with our shareholders and takes the opportunity to engage with shareholders directly on compensation and other matters to understand their perspectives and provide information about Morgan Stanley's executive compensation program, performance assessment and decision-making process. We highly value engaging with our shareholders and have a demonstrable history of being responsive to their feedback.

A substantial majority (approximately 99%) of the votes cast at the May 2023 annual meeting of shareholders were in favor of holding our "Say on Pay" proposal annually (as opposed to every two or three years). Our Board recognizes that an annual advisory vote on executive compensation allows our shareholders to provide us every year with their view on our compensation philosophy, policies and practices as disclosed annually in the proxy statement, and believes that an annual advisory vote on executive compensation is consistent with our practice of seeking the views of, and engaging in discussions with, our shareholders on corporate governance matters and our executive compensation philosophy, policies and practices.

A substantial majority (approximately 96%) of the votes cast at the May 2023 annual meeting of shareholders were in favor of our annual "Say on Pay" proposal. In 2023, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management, and environmental and social goals. The feedback that we received during the engagement program was conveyed to the CMDS Committee and the Board, and we made several enhancements to our disclosures that are responsive to the key areas of the feedback we received, as summarized in the table below.

Shareholders who provided feedback during our engagement program generally praised the quality of the Firm's disclosure and reported that the Committee's use of discretion in the administration of the executive compensation program is reasonable and that executive compensation at Morgan Stanley is viewed as well-aligned with performance. Shareholders also generally emphasized their support for the Firm's leadership team, the Firm's strategy and long-term performance, and the Firm's annual compensation program for executives.

The CMDS Committee also factored shareholder feedback, including the "Say on Pay" vote results, into its consideration of the executive compensation structure and determination of 2023 NEO pay levels. After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2023.

What We Heard:	Our Response:
Annual Executive Compensation	
Some shareholders wanted to better understand how the CMDS Committee assesses executive performance	We enhanced our disclosure to provide further detail on our disciplined performance assessment process to determine pay. See Section 3.2 "Evaluating Firm and Individual Performance for Alignment with Executive Compensation"
Some shareholders requested to better understand the pay framework and the CMDS Committee's use of discretion in determining executive compensation	We enhanced our disclosure to provide further detail on the CMDS Committee's pay determination process. See Section 3 "Framework for Making Compensation Determinations"
Succession Process and One-Time Staking Awards	
Many shareholders expressed concern that the then-current business leaders and CEO candidates, who had been so successful in execution of the Firm's strategy and growth of the Firm, would not be retained during the transition, which often happens in CEO changes in our industry	The CMDS Committee recognized the CEO transition as a rare and appropriate circumstance in which to grant one-time awards and factored shareholder feedback into its consideration of the Staking Awards. See Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition"
Many shareholders wanted to better understand the Board's rationale for granting one-time special awards	The CMDS Committee appreciates that granting one-time awards requires a compelling rationale. The Firm does not have a practice of granting one-time special awards. The Staking Awards were granted as part of a thoughtful and deliberate process, and with alignment to shareholders' interests. The Staking Awards were granted under the unique circumstances of the succession process to encourage retention and collaboration, and are not expected to be granted on a regular basis

What We Heard:	Our Response:
Succession Process and One-Time Staking Awards	
Some shareholders requested to better understand how the award recipients and value of the Staking Awards were determined. For example, why did each of the three executives receive a Staking Award and why was the value $20 million for each executive?	We enhanced our disclosure to provide detail on how the award recipients, value, and form of the Staking Awards were considered by the CMDS Committee over multiple meetings before the decisions were made. The Staking Awards are described in detail in Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition"
	After deliberation over multiple meetings, the CMDS Committee determined it was important to stake the three leaders as a team and set the value of the Staking Awards at an amount that it believes is incentivizing yet appropriate, and which is approximately the average of the annual variable compensation of the three executives
Some shareholders questioned whether the Staking Awards were sufficiently performance-based	The Staking Awards are majority performance-based units (60% PSUs and 40% RSUs)
	The Staking Award RSUs support many of the same shareholder-aligned objectives as the Staking Award PSUs (encourage leadership continuity through vesting conditions and mitigate imprudent risk-taking over the deferral period due to cancellation provisions and being denominated in stock and therefore having their value indexed to the value of the Firm's stock price from grant until conversion to shares)
	The Staking Award RSUs provide a balanced package together with the Staking Award PSUs
Some shareholders wanted to discuss Mr. Gorman's expected tenure, role and responsibilities, and compensation as Executive Chairman and how he would be compensated	Mr. Gorman has publicly discussed continuing as Executive Chairman for up to one year. Mr. Gorman receives a base salary and is eligible for discretionary incentive compensation as Executive Chairman. Mr. Gorman's base salary remains unchanged and the CMDS Committee will apply its pay for performance compensation framework for determining Mr. Gorman's incentive compensation as an Executive Chairman
Some shareholders were interested in understanding if Mr. Pick would be compensated at the beginning of his CEO tenure at the same level as the outgoing CEO	The CMDS Committee will follow the same CEO pay framework and determine Mr. Pick's compensation as CEO based on the same factors as it determined outgoing CEO compensation, which factors are discussed in this CD&A. The CMDS Committee does not target specific pay positioning in determining compensation

2. Compensation Philosophy and Objectives

Morgan Stanley is committed to responsible and effective compensation programs. The Firm's compensation philosophy is fundamental to our goals of attracting, retaining, and motivating our workforce in a competitive market. Our compensation philosophy provides the guiding principles that drive compensation-related decisions. The CMDS Committee continually evaluates the Firm's compensation programs with a view toward balancing the following key objectives, all of which support the Firm's culture and values, and shareholders' interests. As discussed in the "Compensation Governance and Risk Management" section of this proxy statement, the CMDS Committee is also committed to integrating risk management into compensation decisions and maintaining strong governance.

1	Deliver Pay for Sustainable Performance	• Variable annual incentives and performance-vested incentives tied to future performance against strategic objectives
		• Consideration of returns for shareholders and appropriate rewards to motivate employees
2	Align Compensation with Shareholders' Interests	• Significant portion of incentive compensation is deferred, subject to cancellation and clawback, and tied to the Firm's stock with retention requirements
		• Ongoing shareholder engagement to understand shareholder views
3	Mitigate Excessive Risk-Taking	• Risk management performance is factored into compensation decisions
		• Compensation arrangements do not incentivize unnecessary or excessive risk-taking that could have a material adverse effect on the Firm
		• Robust governance around review and approval of compensation programs, including from a risk perspective
4	Attract and Retain Top Talent	• Competitive pay levels to attract and retain the most qualified employees in a highly competitive global talent environment
		• Incentive awards include vesting and cancellation provisions that retain employees and protect the Firm's interests

3. Framework for Making Compensation Decisions

3.1 Factors Considered in Compensation Decisions

The 2023 compensation of the NEOs was determined by the CMDS Committee after consideration of Firm business results, strategic performance, and individual performance (including from a risk management perspective), as well as competitor compensation data and, with respect to the CEO, benchmarking data, and other considerations set forth below.

The CMDS Committee regularly reviews (i) Firm performance with respect to execution of strategic objectives and evaluates executive performance in light of such performance; (ii) executive compensation strategy, including the competitive environment and the design and structure of the Firm's compensation programs to ensure that they are consistent with and support our compensation objectives; and (iii) market trends and legislative and regulatory developments affecting compensation in the U.S. and globally.

The CMDS Committee approves executive annual incentive compensation after a comprehensive review and evaluation of Firm, business unit and individual performance for the year, and reviews these compensation decisions with our Board.

PERFORMANCE PRIORITIES

For 2023, a number of quantitative and qualitative performance priorities were set by the CMDS Committee and the Board at the beginning of the year. The performance priorities are established based on a directional assessment made at the beginning of the year in light of the market environment and the Firm's strategic objectives, and their attainment or non-attainment does not correspond to any specific compensation decision. To inform its decision-making process for NEO compensation for 2023, the CMDS Committee evaluated Firm and individual performance in light of the pre-established performance priorities. See Section 1.2 "Framework for CEO Compensation Decision" and Section 3.2 "Evaluating Firm and Individual Performance for Alignment with Executive Compensation."

For 2023, the CMDS Committee reviewed performance priorities in the following areas:

Quantitative	Qualitative
Firm financial performance	Effective risk and control framework
Capital and liquidity strength	Culture, leadership, strategy, resilience, reputation and deepening of MUFG alliance
Business segment performance	Global regulatory standing
Efficiency ratio and ROTCE	Workforce resilience (attraction, retention, engagement) and diversity
Total shareholder return	Credit rating

RISK MANAGEMENT

The Firm maintains strong risk management policies and considers the risk attributes of the Firm's incentive compensation arrangements and incorporates financial and non-financial risk management performance factors, including conduct risk, in making compensation decisions. For a description of the Firm's processes for taking risk management into consideration in compensation decisions, see "Compensation Governance and Risk Management."

COMPENSATION MARKET DATA

During 2023, the CMDS Committee reviewed analyses of our competitors' pay levels, including historical compensation data obtained from public filings and compensation surveys conducted by consultants on an unattributed basis, as well as compensation plan design.

While market data provides the CMDS Committee with useful information regarding our competitors, the CMDS Committee does not target specific pay positioning (e.g., a specific percentile), nor does it use a formulaic approach in determining competitive pay levels. Instead, the CMDS Committee uses the data as a reference, which is considered in the context of each NEO's performance over a multi-year period, and the CMDS Committee's assessment of the value the individual delivers to the Firm.

The Firm uses a Comparison Group to understand market practices and trends, evaluate the competitiveness of our compensation programs, and inform compensation decisions. Our Comparison Group consists of companies that either directly compete with the Firm for business and/or talent or are global organizations with scope, size, or other characteristics similar to those of the Firm.

Comparison Group

Bank of America Corp. (NYSE: BAC) Citigroup Inc. (NYSE: C) Goldman Sachs Group Inc. (NYSE: GS) JPMorgan Chase & Co. (NYSE: JPM)	Wells Fargo & Company (NYSE: WFC) Barclays Plc (NYSE: BCS) Deutsche Bank AG (NYSE: DB) UBS AG (NYSE: UBS)

BENCHMARKING TARGET CEO PAY

As discussed in Section 1.2 "Framework for CEO Compensation Decision," the CMDS Committee, in consultation with its independent compensation consultant, Semler Brossy, maintained a target range for 2023 compensation for the CEO of $40 million or more for strong performance exceeding expectations to $20 million or less for performance below expectations. To inform its decision-making with respect to the appropriate target range, the CMDS Committee reviewed available 2022 compensation levels for selected financial companies in the S&P 100 Index, which are intended to reflect institutions of similar size, scope, and complexity. The CMDS Committee then utilized the range of results as a benchmark from which to set the target range for 2023 compensation for the CEO.

Selected Financial Companies in the S&P 100 Index

Bank of America Corp. (NYSE: BAC)	AIG (NYSE: AIG)	MasterCard (NYSE: MA)
Citigroup Inc. (NYSE: C)	American Express (NYSE: AXP)	MetLife (NYSE: MET)
Goldman Sachs Group Inc. (NYSE: GS)	BlackRock (NYSE: BLK)	PayPal (NASDAQ: PYPL)
JPMorgan Chase & Co. (NYSE: JPM)	Bank of New York Mellon (NYSE: BK)	US Bancorp (NYSE: USB)
Wells Fargo & Company (NYSE: WFC)	Capital One Financial (NYSE: COF)	VISA (NYSE: V)
	Charles Schwab (NYSE: SCHW)	

RELATIVE PAY CONSIDERATIONS

We place importance on the pay relationships among members of our Operating Committee, because we view our Operating Committee members as highly talented executives capable of rotating among the leadership positions of our businesses and key functions. Our goal is always to be in a position for the Board to appoint our most senior executives from within our Firm and to incentivize our people to aspire to senior executive roles. At year end, the CMDS Committee reviewed the relative differences between the compensation for the CEO and other NEOs and between the NEOs and other members of the Operating Committee. Pay decisions were determined based on the NEO's position during 2023 and not in consideration of positions effective as of January 1, 2024; compensation decisions for 2024 performance will be made after 2024 performance is known using the CMDS Committee's compensation framework described herein.

INPUT AND RECOMMENDATIONS FROM THE CEO, INDEPENDENT DIRECTORS, AND INDEPENDENT CONSULTANT

At the end of the year, Mr. Gorman presented the CMDS Committee with performance assessments and compensation recommendations for each NEO, other than himself. The performance assessment process was significantly enhanced from prior years. See the "Compensation Governance and Risk Management" section of this proxy statement for a description of the performance assessment process. The CMDS Committee reviewed these recommendations in light of the performance assessments with its independent compensation consultant, Semler Brossy, to assess whether they were reasonable compared with the market for executive talent and met in executive session to discuss the performance of our CEO and the other NEOs and to determine their compensation. In addition, the CMDS Committee and Board reviewed proposed NEO incentive compensation with Mr. Gorman, and the CMDS Committee reviewed CEO compensation with the Board (other than Mr. Gorman).

COMPENSATION EXPENSE CONSIDERATIONS

Prior to determining individual NEO incentive compensation, the CMDS Committee reviewed and considered the relationship between Firm performance, total compensation expense (which includes compensation costs such as base salaries, allowances, benefits, commissions, amortization of prior deferred compensation awards and severance costs), and incentive compensation as a subset of overall compensation expense. This exercise furthers the balancing of the objectives of delivering returns for shareholders, while providing appropriate rewards to motivate superior individual performance.

GLOBAL REGULATORY PRINCIPLES

The Firm's compensation practices are subject to oversight by our regulators in the U.S. and internationally. For example, the Firm is subject to the Federal Reserve guidance that is designed to help ensure that incentive compensation paid by a banking organization does not encourage imprudent risk-taking that threatens the organization's safety and soundness. The Firm is also subject to the compensation-related provisions of the Dodd-Frank Act, as well as the remuneration code of the U.K. Financial Conduct Authority and the U.K. Prudential Regulation Authority Rulebook, which prescribes the compensation structure for certain employees who are identified as material risk-takers, and the European Banking Authority guidelines on sound remuneration policies.

COMPENSATION CONTROLS

Together with senior management, the CMDS Committee oversees the Firm's controls regarding the year-end compensation process, including policies and procedures for compensation plan governance, funding and allocating the incentive compensation pool and the use of discretion in determining individual incentive compensation awards; processes for identifying "risk-taking" employees; and processes to administer incentive compensation clawback and cancellation features.

TAX DEDUCTIBILITY

Section 162(m) of the Internal Revenue Code (Section 162(m)) limits the tax deductibility of compensation for certain executive officers that is more than $1 million. The CMDS Committee continues to have the flexibility to pay nondeductible compensation if it believes it is in the best interests of the Firm.

3.2 Evaluating Firm and Individual Performance for Alignment with Executive Compensation

As set forth in Section 1.3 "Performance Highlights," in determining the annual incentive compensation of the CEO and other NEOs, the CMDS Committee weighed the Firm's overall financial performance and, as applicable, business unit performance and achievement of its long-term strategic objectives. Management reviewed the Firm's forecasted 2023 financial performance with the CMDS Committee in December 2023, along with both financial and non-financial risk metrics, and the CMDS Committee assessed full-year actual financial results before finalizing compensation decisions in January 2024.

FIRM FINANCIAL PERFORMANCE AND STRATEGIC OBJECTIVES

In 2023, Morgan Stanley's clear strategy and balanced business model enabled the Firm to deliver solid financial results against a mixed market backdrop and headwinds, including uncertainty regarding the future path of interest rates and concerns related to heightened geopolitical risks that pressured deposits, strategic activity and capital raising. The CMDS Committee considered these results, as well as the performance indicated below, in determining compensation for our NEOs.

Firm	• Achieved net revenues of $54.1 billion, up 1% from 2022, demonstrating the stability of our model as strength in Wealth Management offset declines in Institutional Securities. Achieved Net Income of $9.1 billion and EPS of $5.18, which were down 18% and 16%, respectively, from 2022
	• Delivered ROTCE of 12.8% and Efficiency Ratio of 77% in 2023 as compared with ROTCE of 15.3% and Efficiency Ratio of 73% in 2022. 2023 results reflect expenses related to severance costs, an FDIC special assessment, and a legal charge related to a specific matter. The combination of these items negatively impacted ROTCE and Efficiency Ratio by 105 bps and 164 bps, respectively
	• Strong capital position reflected in CET1 Ratio of 15.2%. Prudent capital management demonstrated with 230 bps capital buffer at year-end (inclusive of buffers), despite increasing the dividend by 10% and repurchasing $5.3 billion of outstanding common stock in 2023

Institutional Securities	• Delivered net revenues of $23.1 billion, down 5% from 2022. Results were impacted by the weak investment banking environment that began with the onset of the interest rate hiking cycle and geopolitical events in early 2022 and persisted through most of 2023
	• Investment Banking results continued to be impacted by lower completed M&A transactions, while announced M&A transactions saw increased momentum in the back half of the year
	• Equity net revenues reflected tempered client engagement given broad market uncertainty. Fixed Income net revenues declined from 2022's strong result, driven by lower client activity in Foreign Exchange and Commodities, which were impacted by greater uncertainty around the rate outlook and less volatile energy markets
Wealth Management	• Delivered net revenues of $26.3 billion, up 8% from 2022, and Pre-Tax Profit of $6.5 billion, resulting in a Pre-Tax Margin of 24.9% compared with 27.0% in 2022. There were several expense items that impacted margin, including integration-related expenses, the FDIC special assessment, severance charges and the impact of DCP. Taken together, these four items impacted the full-year margin by over 250 bps
	• Client assets ended the year at a new record, reaching over $5.1 trillion of assets. Net New Assets of $282 billion in the year represented 7% annual growth of beginning of period assets, and full-year fee-based flows were $109 billion
	• Net interest income increased from a year ago on higher interest rates, partially offset by changes in deposit mix
Investment Management	• Net revenues of $5.4 billion were unchanged from a year ago. AUM at $1.5 trillion increased from 2022, supported by higher asset values
	• While Equity and Fixed Income products saw outflows, Parametric and Liquidity and Overlay remained sources of positive net inflows, highlighting benefits of diversification of the platform
	• The business continues to invest to support key growth areas of Customization and Alternatives

INDIVIDUAL PERFORMANCE

In addition to the performance factors discussed above, the CMDS Committee considered the following individual contributions of the CEO and each other NEO.

James P. Gorman Chief Executive Officer	• Continued outstanding leadership of the Firm's long-term strategy, core values, and culture
	• Successfully accomplished an orderly, multi-year CEO succession planning process that demonstrated the world-class quality and depth of Firm's leadership talent and resulted in the Board's appointment of an outstanding CEO and two strong executives as the Firm's Co-Presidents
	• Delivered solid financial results in a challenging market and macro environment, executing on the Firm's balanced business model, and setting up the Firm for future growth
	• Achieved total shareholder return of 14% and premium valuation relative to core banking peers (since 2010, when Mr. Gorman became CEO, the stock price has more than tripled and market capitalization has increased from $40 billion to $153 billion)
	• Achieved Firm net revenues of $54.1 billion and net income applicable to the Firm of $9.1 billion, or $5.18 per diluted share, as well as full-year ROTCE of 12.8%
	• The standardized CET1 Ratio at December 31, 2023 was 15.2%, 230 bps above our risk-based capital regulatory minimum and evidence of our prudent capital management
	• Oversaw evolutions in the Firm's businesses, with over 60% of the Firm's 2023 Pre-Tax Profit coming from the Wealth and Investment Management businesses (up from approximately 30% in 2010; net revenues from both businesses have more than doubled and client assets have more than tripled since 2010) and the Institutional Securities business holding top-tier wallet share positions in Equities (~20%), Investment Banking (~15%) and Fixed Income (~10%)
	• Continued to increase returns to shareholders. The quarterly dividend was increased to $0.85 (up from $0.05 in 2010), with total dividends paid of $5.4 billion (up from $0.3 billion in 2010), and the Firm repurchased $5.3 billion of outstanding common shares
	• Integrally involved in resolution of a significant legal and regulatory matter
	• Effectively managed the Firm's risk appetite and associated controls during a period of economic and geopolitical uncertainty, specifically related to the continued rise of interest rates, U.S. regional banking crisis, and increased tensions in the Middle East
	• Continued the Firm's commitment to talent management, including diversity and inclusion, investing in underserved communities, and enhancing engagement with diverse-led businesses

Sharon Yeshaya Chief Financial Officer	• Continued to provide strong leadership of the Firm's Finance function, with an emphasis on maintaining and enhancing a strong control environment
	• Led strategic Firmwide focus of resource and capital management in a challenging environment through rigorous financial analysis
	• Maintained a strong focus on expense management through a robust budgeting and forecasting process and optimizing workforce strategy
	• Effectively managed the Firm's liquidity/balance sheet
	• Led the Firm's response and preparation for Basel III Endgame
	• Continued to actively engage with research analysts, media, shareholders, regulators, and clients globally to communicate the Firm's strategy clearly and effectively, particularly in support of the Firm's leadership transition
	• Maintained a strong focus on building an inclusive culture with regular participation in recruitment, diversity efforts, and mentorship outside and throughout the Firm
Edward (Ted) Pick Co-President, Head of Institutional Securities and Co-Head of Corporate Strategy	• Named Firm CEO during 2023, effective January 1, 2024, during 2023 succession process
	• In 2023, continued as Firm Co-President and Co-Head of Corporate Strategy and continued to oversee Institutional Securities globally while also assuming responsibility for oversight of the Firm's Operations and Technology Divisions
	• Achieved solid 2023 financial performance results, amid a mixed market backdrop, including net revenues of $23 billion and Pre-Tax Profit of $4.5 billion
	• Led Institutional Securities through challenging markets and positioned the integrated investment bank to take advantage of an improving environment and revenue opportunities to serve clients holistically across Institutional Securities
	• Despite muted investment banking backdrop for most of the year, the Firm saw increased momentum in M&A announcements in the back-half of 2023, reflecting recent investments made in the franchise
	• Maintained top-tier global wallet share positions in Equities (~20%), Investment Banking (~15%) and Fixed Income (~10%)
	• Led Alliance 2.0 initiative to further expand collaboration between the Firm and MUFG for the next decade and beyond. In July 2023, both firms entered into memoranda of understanding to collaborate in foreign exchange trading and in the Japanese research and equity businesses for institutional clients
	• Continued focus on maintaining a robust risk and control global framework and organizational structure to manage and oversee risks, with a high level of focus towards the criticality of non-financial risk
	• Continued commitment to attracting and developing talent and positioning the business as an employer of choice, with a focus on talent, diversity and inclusion, and retention

Andrew M. Saperstein Co-President and Head of Wealth Management	• Appointed Head of Investment Management, in addition to Co-President and Head of Wealth Management, effective January 1, 2024, during 2023 succession process
	• Continued leadership as Firm Co-President and as Head of Wealth Management, overseeing our Advisor-led, Self-directed and Workplace channels as well as the U.S. Banks and the Firm's marketing functions
	• Delivered strong results for the Wealth Management business, including net revenues of $26 billion, Pre-Tax Profit of $6.5 billion and a 25% Pre-Tax Margin
	• Continued to deliver strong asset growth of $282 billion in Net New Assets, representing a full-year 7% annualized growth rate from beginning of period assets, outperforming competitors
	• Completed the integration of E*TRADE according to the original timeline and drove the long-term strategy of Wealth Management forward
	• Executed on innovation efforts launching leading generative Artificial Intelligence capabilities in the wealth management industry
	• Focus on management of financial and non-financial risks, including enhanced controls addressing client account onboarding and review
	• Continued commitment to attracting and developing talent and positioning the business as an employer of choice, including a focus on diversity, inclusion, and retention
Daniel A. Simkowitz Head of Investment Management and Co-Head of Corporate Strategy	• Appointed Co-President and Head of Institutional Securities, effective January 1, 2024, during 2023 succession process
	• Continued leadership of the Firm's Investment Management business, as well as driving Firm priorities as the Co-Head of Corporate Strategy
	• Expanded scale across Investment Management with focus on integration, execution, and long-term strategy
	• Despite volatile markets, Investment Management achieved renewed growth and strong relative performance, including total net revenues of $5.4 billion and Pre-Tax Profit of $0.8 billion
	• Continued to oversee the Eaton Vance integration and other important infrastructure investments
	• Significantly contributed to the execution of the overall strategy of the Firm, including reinforcing strong cross-divisional partnerships
	• Focused on maintaining a robust risk and control environment, and instituted non-financial risk parameters
	• Sustained focus on workforce management, including diversity and inclusion, and the development of a strong culture in the newly integrated organization with particular focus on talent development

4. Compensation Decisions and Program Elements

4.1 Compensation Decisions

The table below shows the CMDS Committee's 2023 compensation decisions for the NEOs, which is different from the SEC required disclosure in the "2023 Summary Compensation Table." The compensation reported in rows 1 and 2 below are also reported in the "2023 Summary Compensation Table." The awards reported in rows 3 and 4 are not reportable in the "2023 Summary Compensation Table" because they were not granted in 2023; they will be reportable next year in the summary compensation table, in accordance with SEC rules. The awards reported in rows 3 and 4 were granted on January 17, 2024, after the date of the release of 2023 year-end earnings. Equity grants are not timed to take advantage of nonpublic information. Annual grants of year-end equity awards are made after the public release of the Firm's earnings.

Consistent with previous years' compensation and shareholder feedback over the years, 60% of Mr. Gorman's deferred incentive compensation is delivered in a PSU award, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests.

For other NEOs, the amount of incentive compensation that is deferred is based on a deferral table, which results in a more significant deferral at higher incentive compensation levels.

		Mr. Gorman	Ms. Yeshaya	Mr. Pick	Mr. Saperstein	Mr. Simkowitz
1.	Base Salary	$ 1,500,000	$ 1,000,000	$ 1,000,000	$ 1,000,000	$ 1,000,000
2.	Cash Bonus	$ 8,875,000	$ 5,162,500	$ 9,187,500	$ 7,962,500	$ 7,437,500
3.	Deferred Equity Award (2023 RSUs)[a]	$ 5,325,000	$ 4,212,500	$ 6,412,500	$ 5,362,500	$ 6,812,500
4.	2024–2026 Performance-Vested Equity Award (2024 PSUs)[b]	$21,300,000	$ 3,125,000	$ 8,400,000	$ 7,175,000	$ 4,750,000
	Total (sum of rows 1-4):	**$37,000,000**	**$13,500,000**	**$25,000,000**	**$21,500,000**	**$20,000,000**
5.	One-Time Staking Award[c]			$20,000,000	$20,000,000	$20,000,000

[a] Consists of RSUs granted in January 2024 for performance in 2023 (2023 RSUs). Mr. Gorman received 63,164 RSUs, Ms. Yeshaya received 49,968 RSUs, Mr. Pick received 76,064 RSUs, Mr. Saperstein received 63,609 RSUs and Mr. Simkowitz received 80,808 RSUs (in each case, calculated using the volume-weighted average price of Firm common stock of $84.3039 on January 17, 2024, the grant date). The 2023 RSUs are scheduled to vest and convert to shares of Firm common stock (and cancellation provisions lift) on January 27, 2027, except that 50% of Mr. Gorman's 2023 RSUs are scheduled to vest and convert to shares on January 27, 2026, consistent with his deferral schedule for his 2022 compensation.

[b] Consists of PSUs granted in January 2024 for forward-looking performance (2024 PSUs). The target number of performance stock units underlying the 2024 PSUs granted to Mr. Gorman is 252,656 stock units, to Ms. Yeshaya is 37,068 stock units, to Mr. Pick is 99,638 stock units, to Mr. Saperstein is 85,108 stock units and to Mr. Simkowitz is 56,342 stock units (in each case, calculated using the volume-weighted average price of Firm common stock of $84.3039 on January 17, 2024, the grant date).

[c] For each of Messrs. Pick, Saperstein and Simkowitz, the one-time Staking Award granted in October 2023 consists of a grant of 111,938 RSUs and a target number of PSUs of 167,906 (in each case calculated using the volume-weighted average price of Firm common stock of $71.4679 on October 25, 2023, the grant date). The one-time Staking Awards, which are not part of annual compensation, are described in detail in Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

4.2 Annual Compensation Program Elements

The following chart provides a summary of the principal elements of the Firm's 2023 annual compensation program for our NEOs. In determining the appropriate pay mix for our NEOs, the CMDS Committee considers the fixed and variable, and upfront and deferred, components of their respective pay.

Each NEO receives a fixed base salary and is eligible to receive variable discretionary annual incentive compensation for prior year performance. Annual incentive compensation is intended to reward NEOs for achievement of the Firm's financial and strategic objectives over the prior year, and individual performance, including risk management, and is delivered in a mix of a cash bonus and deferred incentive compensation in the form of deferred equity. The amount of incentive compensation that is deferred is based on a deferral table, which provides for a more significant deferral at higher incentive compensation levels.

For 2023, the CMDS Committee granted 100% of each NEO's deferred incentive compensation in equity-based RSUs and PSUs, aligning compensation with shareholders' interests. The PSUs, which are deferred equity awards that are subject to future achievement of specified financial objectives over a three-year period, are described in more detail in Section 4.3 "Performance Stock Units."

The Staking Awards granted in 2023, which are not part of annual compensation, are described in detail in Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

	Purpose	Features
Base Salary	• Reflects level of experience and responsibility • Intended to be competitive with salaries for comparable positions at competitors • Only fixed source of compensation	• Reviewed periodically and is subject to change for, among other reasons, a change in responsibilities or the competitive environment • Unchanged for NEOs in 2023 • Effective January 1, 2024, Mr. Pick's base salary was increased to $1.5 million to bring his base salary as CEO in line with the base salary that was paid to Mr. Gorman as CEO
Cash Bonus	• Aligned with competitive pay approaches • Intended to be consistent with practice among the Comparison Group	• Determined and awarded in the year following the performance year • Higher-compensated employees continue to be subject to higher deferral levels
Deferred Equity Incentive Compensation Award — RSUs	• Provide a competitive mix of time-based, in addition to performance-vested, equity awards • Link realized value to shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year deferral period	• See Section 4.5 "Additional Compensation Practices—Clawback Policies and Procedures" • Subject to cancellation for competition, cause (i.e., any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal policies, or compliance, ethics or risk management standards, and failure or refusal to perform duties satisfactorily, including supervisory and management duties), disclosure of proprietary information, and improper solicitation of employees or clients
Performance-Vested Incentive Compensation Award — PSUs	• Link realized value to future performance against strategic objectives and shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year performance period	• Subject to clawback if an employee's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results, constitutes a violation of the Firm's global risk management principles, policies, and standards, or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies • For Operating Committee members (including executive officers), also subject to clawback if the CMDS Committee determines that the Operating Committee member had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions • PSUs are also subject to clawback if excess shares are delivered based on a financial statement that was later required to be restated due to a restatement (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required • Subject to equity ownership commitment • For PSUs, see also Section 4.3 "Performance Stock Unit Program"

4.3 Performance Stock Unit Program

The PSUs granted on January 17, 2024 (2024 PSUs) tie a meaningful portion of each NEO's compensation to the Firm's long-term financial performance and reinforce the NEO's accountability for the achievement of the Firm's financial and strategic objectives by directly linking the ultimate realizable award value to prospective performance against core financial measures over a three-year period.

GENERAL TERMS

The 2024 PSUs will vest and convert to shares of the Firm's common stock at the end of the three-year performance period upon the Firm's achievement of predetermined performance objectives with respect to the Firm's average ROTCE and the Firm's average ROTCE relative to the ROTCE of each member of a peer group, as set forth below, over the period beginning on January 1, 2024, and ending on December 31, 2026. These performance objectives are consistent with, and drive, the Firm's long-term strategy, reflective in the strategic objectives in Section 1.3 and the performance priorities in Section 3.1. While each participant was awarded a target number of performance stock units, the actual number of units earned could vary from zero, if performance objectives are not met, to up to 1.5 times target, if performance objectives are meaningfully exceeded. No participant will receive any portion of the PSU award if the threshold performance objectives are not met.

The 2024 PSUs earn cash dividends that accrue interest at the short-term Treasury rate then in effect, compounded monthly, through the scheduled conversion date. The PSU awards remain subject to cancellation upon certain events until they are converted to shares of Firm common stock. If, after conversion of the PSU awards, the CMDS Committee determines that the performance certified by the CMDS Committee was based on materially inaccurate financial statements, then the shares delivered will be subject to clawback by the Firm. PSU awards are also subject to any clawback policy adopted by the Firm from time to time, including to comply with applicable rules and regulations (including the Dodd-Frank Act and the regulations and listing standards adopted thereunder). The Firm has adopted a clawback policy (the Morgan Stanley Compensation Recoupment Policy) to comply with the Dodd-Frank Act and the regulations and listing standards adopted thereunder.

PERFORMANCE OBJECTIVES

One-half of the target PSU award is earned based on the Firm's average ROTCE over the three-year performance period (MS Average ROTCE). The other half of the target PSU award is earned based on the Firm's average ROTCE over the three-year performance period relative to the ROTCE of each member of a peer group (ROTCE Comparison Group) over the same three-year performance period (Relative ROTCE). The number of stock units ultimately earned will be determined by multiplying each half of the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

MS Average ROTCE*	Multiplier	Relative ROTCE**	Multiplier
16% or more	1.50	75th percentile or more	1.50
13%	1.00	55th percentile	1.00
8%	0.50	25th percentile	0.50
Less than 8%	0.00	Less than 25th percentile	0.00

* MS Average ROTCE, for this purpose, excludes: (a) the impact of debt valuation adjustments; (b) certain gains or losses associated with the sale of specified businesses; (c) certain gains or losses associated with specified legal settlements relating to business activities conducted prior to January 1, 2011; and (d) specified cumulative catch-up adjustments resulting from changes in, or application of, a new accounting rule that are not applied on a full retrospective basis. For purposes of each of clauses (b) through (d), adjustments shall only be made to MS Average ROTCE if the pre-tax amounts equal or exceed $100 million during the applicable fiscal year.

** The ROTCE Comparison Group is Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, UBS Group and Wells Fargo.

Notwithstanding the foregoing, the aggregate multiplier will be capped at 1.0 if MS Average ROTCE (as defined above but excluding any of the specified adjustments) over the performance period is less than 9%.

The CMDS Committee reviews the structure and terms of the PSU program at least annually. The CMDS Committee believes that an absolute and relative ROTCE objective is aligned with Firm strategic objectives, given that ROTCE is a key Firm performance priority and that the significant proportion of executive compensation awarded in the form of equity awards appropriately aligns executives' interests with those of shareholders and motivates executives to work to achieve strong shareholder returns. In addition, ROTCE is an objective financial measure used as a performance criterion in performance equity programs of many of the Firm's peers.

As described in further detail in note 2 to the "2023 Grants of Plan-Based Awards" table, each of our NEOs received a PSU award in January 2023 (2023 PSUs) on similar terms as described above.

PSU PROGRAM PERFORMANCE

The CMDS Committee has consistently set challenging performance objectives for our PSUs. The variability over time of the percentage of our PSUs that have been earned demonstrates a strong pay-for-performance link. Since the inception of the program in 2009, the average of the payouts of all 12 annual PSU awards up to and including the PSUs granted in 2021 (2021 PSUs) is 110% of target.



PSU Program Performance

As described in note 3 to the "2023 Stock Vested" table, 2021 PSUs vested at 142% of target, based on performance over the three-year performance period ended December 31, 2023.

ADJUSTMENTS

PSU award terms require the CMDS Committee to equitably adjust the calculation of performance measures based on publicly reported information to maintain the intended economics and to carry out the intent of the original terms of PSUs if an event occurs that, in the determination of the Committee, renders such measures to no longer be appropriate. UBS reported amounts related to the acquisition of Credit Suisse by UBS that UBS management believes are not representative of the underlying performance of the businesses. As a result, the CMDS Committee approved the equitable adjustment of UBS' 2023 ROTCE, as utilized in the calculation of relative ROTCE in the 2023 PSUs, to exclude the impact of the Credit Suisse acquisition. In addition, in light of the acquisition of Credit Suisse by UBS, the CMDS Committee removed Credit Suisse from the peer group for 2023 PSUs.

4.4 One-Time Staking Awards Support CEO Succession and Leadership Transition

In consultation with its independent compensation consultant, Semler Brossy, the CMDS Committee approved a one-time Staking Award to each of Messrs. Pick, Saperstein and Simkowitz in connection with the CEO succession and leadership transition process. The CMDS Committee believes it was important to stake these three leaders as a team and, after deliberation over multiple meetings, chose to grant the same amount, mix, and structure for each executive to reinforce the message of collaboration in leadership through the transition. This is in line with the historical management and compensation philosophy of the Firm that has allowed the Firm to successfully promote from within. This management and compensation philosophy will allow the Firm to make senior management transitions without disrupting the positive momentum achieved over the years in evolving the Firm's strategy and creating long-term shareholder value.

The CMDS Committee set the value of the Staking Awards at an amount that it believes is incentivizing, yet appropriate. Each Staking Award has a grant date fair value of $20 million, which is approximately the average of the annual variable compensation of the three executives.

The Firm does not have a practice of granting one-time awards to incumbents and the CMDS Committee views the Staking Awards as an intentional approach to addressing shareholder concerns in an effort to achieve full leadership continuity following an internal CEO transition, an atypical outcome in the financial industry. The Staking Awards are not part of annual regular compensation for executives' new roles. Differentiation of pay by roles and performance will occur with 2024 and future annual compensation decisions.

DECISION PROCESS AND OBJECTIVES

The CMDS Committee determined that granting the Staking Awards to each of the incoming CEO and Co-Presidents was in the best interests of the Firm and its shareholders as the Firm transitioned from 14 years of exceptional leadership by Mr. Gorman. The CMDS Committee granted the Staking Awards in acknowledgment of the Board's assessment of the criticality to the continued success of Morgan Stanley and progress of the Firm's long-term strategy of ensuring that each executive continues their outstanding leadership in their new roles at the Firm. The independent members of the CMDS Committee deliberated over multiple meetings over the course of 2023, at both regularly scheduled and special meetings, taking into consideration feedback from its independent compensation consultant, Semler Brossy, and from shareholders received during the proxy off-season engagement, and considered the appropriate award recipients and various award values (both lower and higher), alternative performance metrics, different lengths of performance periods, and alternative mixes of time-based and performance-based equity, and different terms and conditions for the Staking Awards before deciding on the final design. The recipients of the Staking Awards were not present during or involved in any of these deliberations.

AWARD DESIGN

The Staking Awards are 100% equity, with 60% delivered in PSUs (Staking Award PSUs) and 40% delivered in RSUs (Staking Award RSUs). The majority of each Staking Award is performance-based and the Staking Award RSUs support many of the same shareholder-aligned objectives as the Staking Award PSUs and provide a balanced package together with the Staking Award PSUs. The mix is consistent with the Firm's annual deferred compensation awards, which the CMDS Committee believes is consistent with shareholder interests, as supported by the Firm's historically high Say on Pay vote results. The mix allows for focus on performance metrics, while also providing a balance of time-based equity to focus on long-term shareholder value creation. The mix also achieves balance by incentivizing appropriate risk-taking, while mitigating against excessive risk-taking.

The Staking Awards are designed to reinforce the executive's accountability for the Firm's future financial goals and directly tie compensation outcomes to shareholder-based value creation over a multi-year period in a balanced manner that does not encourage imprudent risk-taking. Consistent with the Firm's annual PSU and RSU awards: (1) the Staking Award PSUs have a three-year performance period (2024-2026), vest only if the Firm achieves predetermined performance goals based equally on relative and absolute ROTCE, and may deliver zero shares if the performance goals are not met and up to 1.5x the target number of shares granted if the performance goals are meaningfully exceeded; and (2) the Staking Award RSUs vest and convert to shares after three years (on January 25, 2027). The Staking Award PSUs will convert in 2027 after the CMDS Committee certifies that the performance goals have been met.

Given a recent review of the Firm's PSU program in 2022 with the Committee's independent compensation consultant and the Firm's Chief Risk Officer and resulting updates to the program, the CMDS Committee determined that the program's equal weighting of absolute and relative ROTCE performance metrics, three-year performance period and performance grid were appropriate for the Staking Award PSUs in order to maintain alignment with the Firm's financial and strategic objectives. In the CMDS Committee's best judgment, maintaining uniform performance metrics over the same performance period between annual awards and Staking Awards would be more motivating and drive more focused performance than granting a Staking Award that introduced different performance metrics and a different performance period.

The Staking Award RSUs encourage leadership continuity through vesting conditions and mitigate imprudent risk-taking over the deferral period due to cancellation provisions and being denominated in stock and therefore having their value indexed to the value of the Firm's stock price from grant until conversion to shares.

The Staking Awards contain other important governance features. For example, they do not contain a provision for vesting upon achievement of retirement eligibility, are subject to cancellation for resignation or competitive activity, and are subject to the Morgan Stanley Compensation Recoupment Policy and the Morgan Stanley Equity

Ownership Commitment. See Section 4.5 "Additional Compensation Practices—Clawback Policies and Procedures" and the "Ownership of Our Stock—Executive Equity Ownership Commitment" section of this proxy statement. The Staking Awards are not part of the executives' regular annual compensation and will not be awarded on a regular basis.

Staking Awards Support CEO and Leadership Transition



Shareholder Key Objectives

- ✓ Achieve leadership continuity through CEO succession
  - This type of continuity is uncommon in CEO transitions in the financial industry
  - In the Board's view, it is critical to the continued success of the Firm
- ✓ Maintain the exceptional leadership team to support collaborative mindset and continued outstanding performance
- ✓ Reinforce accountability for Firm's financial goals
- ✓ Directly tie compensation outcomes to shareholder - based value creation over a multi -year period

One-Time Awards

- The Firm does not have a practice of granting one -time awards
- The awards were responsive to shareholder concerns to retain the management team and motivate collaboration during this period of transition
- The awards are not part of regular annual compensation and will not be awarded on a regular basis

Morgan Stanley's Response

Design a one-time award to achieve these unique objectives.

100% Equity

- 60% PSUs, which vest equally based on absolute and relative ROTCE over a 3-year performance period
- 40% RSUs that vest after 3 years

Key Features

- No retirement eligibility vesting
- Cancelled for resignation or competition
- Subject to equity retention requirement
- No award was made to departing CEO; instead, received 60% of incentive compensation in PSUs that tie compensation to the performance of the new leadership team

4.5 Additional Compensation Practices

INDEPENDENT ADVICE

The CMDS Committee has the power to retain and terminate independent compensation consultants, legal counsel, or financial or other advisors as it may deem necessary to assist it in the performance of its duties and responsibilities. For 2023, the CMDS Committee retained an independent compensation consultant, Semler Brossy, to assist the CMDS Committee in collecting and evaluating external market data regarding executive compensation and performance and to advise the CMDS Committee on developing trends and best practices in executive compensation and equity and incentive plan design. In performing these services, Semler Brossy attended meetings of the CMDS Committee regularly, including portions of the meetings without management present, and separately with the CMDS Committee Chair. Semler Brossy was an independent advisor to the CMDS Committee in 2023 and did not and does not provide any other services to the Firm or its executive officers that could jeopardize their independent status. The Firm has affirmatively determined that no conflict of interest has arisen in connection with the work of Semler Brossy as compensation consultant for the CMDS Committee.

The CMDS Committee made compensation decisions for 2023 in consultation with Semler Brossy, as discussed in Section 1.2 "Framework for CEO Compensation Decision," Section 3.1 "Factors Considered in Compensation Decisions—Input and Recommendations From the CEO, Independent Directors, and Independent Consultant," and Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."

STOCK OWNERSHIP COMMITMENT

NEOs are subject to a robust Equity Ownership Commitment, which is discussed in detail in this proxy statement under "Ownership of Our Stock—Executive Equity Ownership Commitment."

NO HEDGING OR PLEDGING

Firm policy prohibits NEOs from pledging, selling short, engaging in hedging strategies, or trading derivatives involving Morgan Stanley securities. See also "Ownership of Our Stock—Prohibition Against Pledging and Hedging."

CLAWBACK POLICIES AND PROCEDURES

The Firm has adopted a clawback policy (the Morgan Stanley Compensation Recoupment Policy) to comply with the Dodd-Frank Act and the regulations and listing standards adopted thereunder. In addition, deferred incentive compensation awards are subject to robust cancellation and clawback provisions described in the table below.

Throughout the year, employee conduct matters are reviewed to determine whether they present situations that could require clawback or cancellation of previously awarded compensation, as well as downward adjustments to current-year compensation. Clawbacks of previously awarded compensation are reviewed with the Employee Discipline Oversight Committee (a committee of senior management currently composed of the Chief Financial Officer, Chief Legal Officer, Chief Risk Officer, Chief Audit Officer, Chief Human Resources Officer, and the Head of Non-Financial Risk) (EDOC) and reported to the CMDS Committee.

In addition, the Global Incentive Compensation Discretion Policy adopted by the CMDS Committee sets forth standards for managers on the use of discretion when making annual compensation decisions and considerations for assessing risk management and outcomes. Further, the Firm's control functions participate in a review of employee conduct with respect to risk management matters and are asked to identify inappropriate behavior that may not be captured through other Firm processes. The results of the reviews are reflected in performance feedback and considered in promotion and compensation decisions. New in 2023, the Firm's Control Function Assessment Committee (CFAC), a management committee reporting to the CMDS Committee, has responsibility for oversight of the Firm's process for collecting input, information and metrics regarding the risk management performance of the Operating Committee members and other employees and reviewing such information to produce recommendations to help ensure that the incentive compensation outcomes for such employees are consistent with their risk management performance.

Cancellation and Clawback Provisions

		Award Type	
Category	Trigger	RSUs	PSUs
Conduct	The award holder engages in Cause (i.e., any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal policies, or compliance, ethics or risk management standards, and failure or refusal to perform duties satisfactorily, including supervisory and management duties)	√	√
	The award holder's act or omission (including with respect to direct supervisory responsibilities) causes a loss of revenue associated with a position on which the employee was paid, and the employee operated outside of internal control policies	√	√
	The award holder engages in competition	√	√
	The award holder discloses proprietary information	√	√
	The award holder improperly solicits employees or clients	√	√
	The award holder makes defamatory or disparaging comments about the Firm	√	√
Risk Management	The award holder's act or omission (including with respect to direct supervisory responsibilities) constitutes a violation of the Firm's global risk management principles, policies, and standards	√	√
Material Adverse Outcome	The CMDS Committee determines that the award holder had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions	√	√

Financial Statements	The award holder's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results	√	√
	The CMDS Committee determines that the performance certified by the CMDS Committee was based on materially inaccurate financial statements		√
	Under the Morgan Stanley Compensation Recoupment Policy, excess shares are delivered based on a financial statement that was later required to be restated due to a restatement (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required		√

NO CHANGE IN CONTROL TAX GROSS-UP PROTECTION

NEOs are not contractually entitled to any golden parachute excise tax protection upon a change in control of Morgan Stanley and are not entitled to severance pay upon termination of employment in excess of broad-based benefits.

NO EXECUTIVE PENSIONS

Firm-provided retirement benefits in the U.S. include a tax-qualified 401(k) plan (401(k) Plan) and a frozen tax-qualified pension plan (the Employees Retirement Plan (ERP)). No NEO is awarded with credited service in excess of his or her actual service under the ERP. Pension and retirement benefits provided to NEOs are discussed in further detail under "2023 Pension Benefits."

HEALTH AND INSURANCE BENEFITS

All NEOs are eligible to participate in Firm-sponsored health and insurance benefit programs available in the relevant jurisdiction to similarly situated employees. In the U.S., higher compensated employees pay more to participate in the Firm's medical plan. NEOs are also eligible to participate in Morgan Stanley's Executive Health Program, under which each NEO is eligible to receive Firm-funded access to a private primary care physician offering on-call services and an annual executive healthcare assessment. Upon retirement, NEOs are eligible for Firm-paid retiree health coverage for themselves and eligible dependents.

NO EXCESSIVE PERQUISITES

The Firm provides personal benefits to certain of the NEOs for competitive, health, and productivity reasons. The Firm's Board-approved policy authorizes the CEO to use the Firm's aircraft. As of January 1, 2010, Mr. Gorman entered into a time-share agreement with the Firm permitting him to reimburse the Firm for the incremental cost of his personal use of the Firm's aircraft. In 2023, the CEO generally reimbursed the Firm for the incremental cost of his personal use of the Firm's aircraft within permitted regulatory maximums and other NEOs are generally not authorized to use the Firm's aircraft for personal reasons unless they receive prior permission from both the CEO and the Chief Legal Officer and reimburse the Firm for the incremental cost of their personal use of the Firm's aircraft in an amount not to exceed permitted regulatory maximums. Personal benefits provided to NEOs are discussed in further detail under "2023 Summary Compensation Table."

SHARE USAGE

Morgan Stanley pays a significant portion of incentive compensation as deferred equity awards, which aligns the interests of the Firm's employees with those of its shareholders. The Firm strives to maximize employee and shareholder alignment through the use of deferred equity awards, while minimizing dilution. The Firm's share repurchase program offsets the dilutive impact of these additional shares.

5. Explanatory Notes

The following explanatory notes are an integral part of the Firm's financial and operating performance described in this CD&A. A detailed analysis of the Firm's financial and operational performance for 2023 is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the 2023 Form 10-K.

Information provided in this CD&A may include certain non-GAAP financial measures that we believe to be useful to us, investors, analysts, and other stakeholders by providing further transparency about, or an additional means of assessing, our financial condition, and operating results. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures is included in Annex B, the 2023 Form 10-K and prior year annual reports on Form 10-K.

- **4Q Dividend Per Share** represents the dividend per share in the fourth quarter of each respective year.

- **Acquisition-Related Share Issuance** represents common shares issued in relation to the acquisitions of E*TRADE and Eaton Vance in 2020 and 2021, respectively.

- **Client Assets** represent reported Wealth Management client assets and Investment Management assets under management (AUM). Wealth Management client assets represent those assets for which Wealth Management is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain Wealth Management client assets are invested in Investment Management products and are also included in Investment Management's AUM.

- **Common Equity Tier 1 Ratio (CET1 Ratio)** is based on the Basel III Standardized Approach Fully Phased-in rules.

- **DCP** refers to certain employee deferred cash-based compensation programs.

- **Debt valuation adjustment (DVA)** represents the change in fair value resulting from the fluctuations in the Firm's credit spreads and other credit factors related to liabilities carried at fair value under the fair value option, primarily certain long-term and short-term borrowings. Effective January 1, 2016, pursuant to accounting guidance that the Firm adopted, gains and losses from debt valuation adjustment are presented in other comprehensive income (i.e., a component of common equity).

- **Dividend Yield** represents the annual dividend for full-year 2023 divided by Morgan Stanley's share price as of January 3, 2023.

- **Earnings per Share (EPS)** represents earnings applicable to Morgan Stanley common shareholders divided by diluted common shares outstanding.

- **Expense Efficiency Ratio (Efficiency Ratio)** represents total non-interest expenses as a percentage of net revenues.

- **Financial statement data and metrics** presented in the Morgan Stanley 15 Years of Transformation chart are based on an average of previously reported numbers across the stated years. To provide a comparative view of operating performance from 2009 to 2015, our full-year reported results are adjusted below to exclude several significant items, which were highlighted in prior period filings of the Firm's Annual Reports on Form 10-K. Litigation costs in 2014 related to residential mortgage-backed securities and other credit crisis-related matters (Credit Crisis Litigation), compensation expense in 2014 related to changes in the approach for awards of discretionary incentive compensation (i.e., reducing the average deferral of such awards to an approximate baseline of 50%) and the acceleration of vesting for certain outstanding deferred cash-based incentive compensation awards (Discretionary Incentive Compensation Actions), and the impact of DVA from 2009 to 2015.

- **Global Peers** are the following companies: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan Chase, UBS Group, and Wells Fargo.

- **Investment Management assets under management (AUM)** represents reported AUM of Morgan Stanley Investment Management as of period end.

- **Long-Term Goals** is the attainment of objectives assuming a normal market environment and may be impacted by external factors that cannot be predicted at this time, including but not limited to geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto.

- **Multiple Expansion** represents Morgan Stanley's next 12 months P/E multiple expanded ~10x to 12x while U.S. peers' median multiple is marginally lower over the same period of time.

- **Net Income** represents net income applicable to Morgan Stanley.

- **Pre-Tax Profit** represents income before provision for income taxes.

- **Profitability Mix** refers to Pre-Tax Profit distribution by segment.
- **Quarterly DPS Growth** represents the growth of the quarterly dividend per common share.
- **Ranking** is based on internal analysis of net revenues for Morgan Stanley and peers. Net revenues represent the combination of Wealth Management and Investment Management for the peer set: Bank of America, BlackRock, Charles Schwab, Fidelity, Goldman Sachs, JP Morgan, UBS, and Wells Fargo. The analysis utilizes data for peers that have reported full-year 2023 results as of January 15, 2024. For peers that have not yet reported, excluding Fidelity, net revenues are based on the last 12 months as of September 30, 2023. For Fidelity, net revenues represent 2022 total company revenues. Net revenues for Morgan Stanley represent the addition of Morgan Stanley's Wealth Management and Investment Management net revenues for full-year 2023, excluding intersegment activity.
- **Return on average tangible common equity (ROTCE)** metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. Reported ROTCE and average tangible common equity are non-GAAP financial measures.
- **Shares Outstanding** represents end-of-period common shares outstanding.
- **Total Shareholder Return (TSR)** represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period. TSR percentages are calculated by Bloomberg. Share prices pulled as of 12/31/2022 and 12/31/2023 to calculate a 1-year TSR. Share prices pulled as of 12/31/2020 and 12/31/2023 to calculate 3-year TSR. Share prices pulled as of 12/31/2018 and 12/31/2023 to calculate 5-year TSR.
- **Wallet Share** represents the percentage of Morgan Stanley's ISG segment net revenues to the Wallet. The Wallet represents Investment Banking, Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, and UBS. The attainment of these Wallet Share positions assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto.
- **Wealth Management Pre-Tax Margin** represents income (loss) from continuing operations before income taxes divided by net revenues.

Compensation, Management Development and Succession Committee Report

We, the Compensation, Management Development and Succession Committee of the Board of Directors of Morgan Stanley, have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Firm's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC.

Respectfully submitted,

Dennis M. Nally, Chair
Thomas H. Glocer
Erika H. James (joined the CMDS Committee effective February 1, 2024)
Stephen J. Luczo
Rayford Wilkins, Jr.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2023, Messrs. Nally, Glocer, Luczo, and Wilkins served on our Compensation, Management Development and Succession Committee. No director who served on the CMDS Committee during fiscal year 2023 is, or has been, employed by us or any of our subsidiaries. None of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or CMDS Committee.

Executive Compensation

The following tables summarize the compensation of our NEOs in the format specified by the SEC.

2023 Summary Compensation Table

Pursuant to SEC rules, the following table is required to include for a particular year only those stock awards and option awards granted **during** the year, rather than awards granted **after** year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, compensation in the table includes not only non-equity compensation awarded for services in the applicable year but, in the case of stock awards granted in the years reported in the table, compensation awarded for performance in prior years and forward-looking performance-vested compensation.

For Messrs. Pick, Saperstein and Simkowitz, the 2023 "Stock Awards" column includes the $20,000,000 grant date fair value of the one-time Staking Awards that were awarded in connection with the CEO transition and which are discussed in detail in the CD&A (see also notes 4 and 5 below). The 2023 "Total" exclusive of the Staking Awards is $24,059,955 for Mr. Pick, $20,908,000 for Mr. Saperstein, and $18,797,315 for Mr. Simkowitz. These amounts differ from, and are not substitutes for, the amounts reported in the 2023 "Total" column.

A summary of the CMDS Committee's decisions on the compensation awarded to our NEOs for 2023 performance can be found in the CD&A.

Name and Principal Position[1]	Year	Salary ($)[2]	Bonus ($)[2][3]	Stock Awards ($)[4][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
James P. Gorman Chairman and Chief Executive Officer	2023	1,500,000	8,875,000	22,500,000	4,167	72,439	32,951,606
	2022	1,500,000	7,500,000	30,355,752	—	43,153	39,398,905
	2021	1,500,000	8,375,000	24,553,943	2,487	510,205	34,941,635
Sharon Yeshaya Executive Vice President and Chief Financial Officer	2023	1,000,000	5,162,500	5,062,500	7,604	30,014	11,262,618
	2022	1,000,000	3,937,500	5,051,302	—	26,100	10,014,902
	2021	834,521	3,645,418	787,500	—	11,600	5,279,039
Edward Pick Co-President, Head of Institutional Securities, and Co-Head of Corporate Strategy	2023	1,000,000	9,187,500	33,837,500	21,755	13,200	44,059,955
	2022	1,000,000	8,662,500	18,480,651	—	49,273	28,192,424
	2021	1,000,000	9,887,500	16,584,344	—	167,782	27,639,626
Andrew M. Saperstein Co-President and Head of Wealth Management	2023	1,000,000	7,962,500	31,887,500	5,631	52,369	40,908,000
	2022	1,000,000	7,612,500	14,034,155	—	64,461	22,711,116
	2021	1,000,000	7,787,500	10,170,472	—	259,951	19,217,923
Daniel A. Simkowitz Head of Investment Management and Co-Head of Corporate Strategy	2023	1,000,000	7,437,500	30,262,500	28,573	68,742	38,797,315
	2022	1,000,000	6,737,500	12,798,624	—	12,200	20,548,324
	2021	1,000,000	7,437,500	10,170,472	—	157,974	18,765,946

[1] As of January 1, 2024, Mr. Gorman became Executive Chairman, Mr. Pick became Chief Executive Officer, Mr. Saperstein also became Head of Investment Management, and Mr. Simkowitz became Co-President and Head of Institutional Securities.

[2] Includes any elective deferrals to the Firm's employee benefit plans.

[3] For 2023, consists of 2023 annual cash bonus paid in February 2024 for performance in 2023.

[4] For 2023, consists of RSUs granted on January 18, 2023 for performance in 2022 (2022 RSUs), forward-looking long-term incentive program (LTIP) awards in the form of PSUs granted on January 18, 2023 (2023 PSUs), the realizable value of which is dependent entirely on the satisfaction of predetermined performance goals over a three-year performance period, and for Messrs. Pick, Saperstein and Simkowitz, a

one-time staking award (Staking Award) granted on October 25, 2023 consisting in part of restricted stock units (Staking Award RSUs) and in part of forward-looking LTIP awards in the form of PSUs (Staking Award PSUs). The realizable value of the 2023 PSU awards and the Staking Award PSUs is dependent entirely on the satisfaction of predetermined performance goals over a three-year performance period. For further details on 2022 RSUs, 2023 PSUs, and Staking Awards, see "2023 Grants of Plan-Based Awards."

[5] Represents aggregate grant date fair value of stock unit awards granted during the applicable period, including awards granted for service during the prior year, forward-looking performance-based compensation, and one-time Staking Awards granted in connection with the CEO transition.

For stock unit awards granted in 2023, the change in the aggregate grant date fair value from 2022 to 2023 is impacted in part by the Firm's utilization of target performance as the probable outcome of the performance conditions as of the grant date for 2023 PSUs and Staking Award PSUs. For stock unit awards granted in 2021 and 2022, the Firm utilized above target performance as the probable outcome of the performance conditions for PSUs.

The following table lists the aggregate grant date fair value of stock unit awards granted to the NEOs during 2023. The aggregate grant date fair value of 2022 RSUs and Staking Award RSUs included in the table is based on the volume-weighted average price (VWAP) of the Firm's common stock on the grant date, and the aggregate grant date fair value of 2023 PSUs and Staking Award PSUs included in the table is based on the VWAP of the Firm's common stock on the grant date and the probable outcome of the performance conditions as of the grant date. For purposes of this proxy statement, the probable outcome of the performance conditions as of the grant date for 2023 PSUs and Staking Award PSUs is the achievement of the target level of performance conditions. Based on actual Firm performance, participants can earn up to a maximum of 1.5 times the target number of 2023 PSUs and Staking Award PSUs granted, and as few as zero of the 2023 PSUs and Staking Award PSUs granted. The value of 2023 PSUs on the grant date, assuming that the highest level of performance conditions will be achieved and the maximum of 1.5 times the target number of units will be earned, is: $27,000,000 for Mr. Gorman; $3,375,000 for Ms. Yeshaya; $11,812,500 for Mr. Pick; $10,237,500 for Mr. Saperstein; and $6,375,000 for Mr. Simkowitz. The value of Staking Award PSUs on the grant date, assuming that the highest level of performance conditions will be achieved and the maximum of 1.5 times the target number of units will be earned, is: $18,000,000 for each of Messrs. Pick, Saperstein and Simkowitz.

| | Stock Unit Awards Granted During 2023 ($) | | | | |
Name	2022 RSUs	2023 PSUs	Staking Award RSUs (40% of the award)	Staking Award PSUs (60% of the award)	Total
James P. Gorman	4,500,000	18,000,000	—	—	22,500,000
Sharon Yeshaya	2,812,500	2,250,000	—	—	5,062,500
Edward Pick	5,962,500	7,875,000	8,000,000	12,000,000	33,837,500
Andrew M. Saperstein	5,062,500	6,825,000	8,000,000	12,000,000	31,887,500
Daniel A. Simkowitz	6,012,500	4,250,000	8,000,000	12,000,000	30,262,500

For further information on the valuation of the Firm's RSUs and PSUs, see notes 2 and 19 to the consolidated financial statements included in the 2023 Form 10-K.

[6] Represents the increase in each NEO's pension value for 2023 (2023 Change in Pension Value). No NEO had above-market earnings on nonqualified deferred compensation awards in 2023.

The 2023 Change in Pension Value is the aggregate change from December 31, 2022 to December 31, 2023 in the actuarially determined present values of the accumulated benefits under the Firm-sponsored defined benefit pension plans. These present values generally increased during 2023, due to a decrease in discount rates, partially offset by other factors. The present values at December 31, 2023 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 4.91% for the Morgan Stanley Employees Retirement Plan (ERP). The present values at December 31, 2022 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 5.09% for the ERP. Benefits are assumed to commence at the earliest age that the NEO can receive unreduced benefits (or current age if later).

[7] The "All Other Compensation" column for 2023 includes (a) contributions made by the Firm under our defined contribution plans with respect to such period and (b) the incremental cost to the Firm of perquisites and other personal benefits, as detailed below. In addition, our NEOs may participate on the same terms and conditions as other investors in investment funds that we may form and manage primarily for client investment, except that we may waive or lower applicable fees and charges for our employees.

[a] Includes a matching contribution in the 401(k) Plan for 2023 of $13,200 for each NEO.

[b] Includes the incremental cost to the Firm of the use of a Firm car or car service, assistance with travel arrangements, personal meals, and, for Messrs. Gorman and Saperstein, $20,000 and $35,000, respectively, for costs related to the Firm's Executive Health Program. For Mr. Gorman, also includes $32,028 for contingent pilots needed to operate the Firm's aircraft (determined based on the cost of the contingent pilot services in excess of the fixed cost of salaried pilots for equivalent services). Mr. Gorman paid all other incremental costs of the flights. For Mr. Simkowitz, also includes $50,000 to partially reimburse him for housing costs associated with recurring business travel.

2023 Grants of Plan-Based Awards[1]

The following table sets forth information with respect to RSUs granted to the NEOs in January 2023 for 2022 performance (2022 RSUs), PSUs granted in January 2023 for forward-looking performance (2023 PSUs) and for Messrs. Pick, Saperstein and Simkowitz, one-time Staking Awards granted on October 25, 2023 in connection with the CEO transition. The Staking Awards are discussed in detail in the CD&A.

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[3] | Grant Date Fair Value of Stock Awards ($)[4] |
			Threshold (#)	Target (#)	Maximum (#)		
James P. Gorman	1/18/2023	1/5/2023	0	185,590	278,386	—	18,000,000
	1/18/2023	1/5/2023	—	—	—	46,397	4,500,000
Sharon Yeshaya	1/18/2023	1/5/2023	0	23,198	34,798	—	2,250,000
	1/18/2023	1/5/2023	—	—	—	28,998	2,812,500
Edward Pick	1/18/2023	1/5/2023	0	81,196	121,794	—	7,875,000
	1/18/2023	1/5/2023	—	—	—	61,477	5,962,500
	10/25/2023	10/25/2023	0	167,906	251,860	—	12,000,000
	10/25/2023	10/25/2023	—	—	—	111,938	8,000,000
Andrew M. Saperstein	1/18/2023	1/5/2023	0	70,370	105,554	—	6,825,000
	1/18/2023	1/5/2023	—	—	—	52,197	5,062,500
	10/25/2023	10/25/2023	0	167,906	251,860	—	12,000,000
	10/25/2023	10/25/2023	—	—	—	111,938	8,000,000
Daniel A. Simkowitz	1/18/2023	1/5/2023	0	43,820	65,730	—	4,250,000
	1/18/2023	1/5/2023	—	—	—	61,992	6,012,500
	10/25/2023	10/25/2023	0	167,906	251,860	—	12,000,000
	10/25/2023	10/25/2023	—	—	—	111,938	8,000,000

[1] The 2023 PSUs, Staking Award PSUs and Staking Award RSUs included in this table are also disclosed in the "Stock Awards" column of the "2023 Summary Compensation Table" and "2023 Outstanding Equity Awards at Fiscal Year End." The 2022 RSUs included in this table are also disclosed in the "Stock Awards" column of the "2023 Summary Compensation Table," and the "2023 Stock Vested" and "2023 Nonqualified Deferred Compensation" tables. All awards set forth in this table were granted under the Morgan Stanley Equity Incentive Compensation Plan and are subject to cancellation if a cancellation event occurs at any time prior to the scheduled conversion date. For further details on cancellation and clawback of awards, see "Potential Payments upon Termination or Change in Control."

[2] The 2023 PSUs and Staking Award PSUs are scheduled to vest and convert to shares in 2026 and in 2027, respectively, only if the Firm satisfies predetermined performance goals over the three-year performance period consisting of 2023-2025 and 2024-2026, respectively. One-half of each target PSU award is earned based on the Firm's average ROTCE over the three-year performance period (MS Average ROTCE). The other half of the target PSU award is earned based on MS Average ROTCE (defined below but excluding any of the specified adjustments) relative to the average of the return on tangible common equity of each member of a peer group (ROTCE Comparison Group) over the same three-year performance period (Relative ROTCE). The number of stock units ultimately earned will be determined by multiplying each half of the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

MS Average ROTCE*	Multiplier
16% or more	1.50
13%	1.00
8%	0.50
Less than 8%	0.00

Relative ROTCE**	Multiplier
75th percentile or more	1.50
55th percentile	1.00
25th percentile	0.50
Less than 25th percentile	0.00

* MS Average ROTCE, for this purpose, excludes (a) the impact of debt valuation adjustments (see Section 5 "Explanatory Notes" of the CD&A, for the definition of debt valuation adjustments), (b) certain gains or losses associated with the sale of specified businesses, (c) certain gains or losses associated with specified legal settlements relating to business activities conducted prior to January 1, 2011, and (d) specified cumulative catch-up adjustments resulting from changes in accounting principles that are not applied on a full retrospective basis. For purposes of each of clauses (b) through (d), adjustments shall only be made to MS Average ROTCE if the pre-tax amounts equal or exceed $100 million during the applicable fiscal year.

** The ROTCE Comparison Group is Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, UBS Group and Wells Fargo.

Notwithstanding the foregoing, the aggregate multiplier will be capped at 1.0 if MS Average ROTCE (as defined above but excluding any of the specified adjustments) over the performance period is less than 9%. Each NEO is entitled to receive cash dividend equivalents on the PSUs, subject to the same vesting, cancellation and payment provisions as the underlying award.

(3) The 2022 RSUs are scheduled to convert to shares on January 27, 2026, except that 50% of Mr. Gorman's 2022 RSUs are scheduled to convert to shares on January 27, 2025. Each NEO was retirement-eligible under the terms of the 2022 RSUs at grant and, therefore, their awards are considered vested at grant for purposes of this proxy statement. The Staking Award RSUs are scheduled to vest and convert to shares on January 25, 2027, and do not contain a provision for vesting upon retirement eligibility. The NEOs are entitled to receive dividend equivalents with respect to their RSUs in the form of additional RSUs, subject to the same vesting, cancellation and payment provisions as the underlying award.

(4) Represents the aggregate grant date fair value of the 2022 RSUs, 2023 PSUs and Staking Awards. The aggregate grant date fair values of the 2022 RSUs is based on $96.9873, and of the Staking Award RSUs is based on $71.4679, each representing the volume-weighted average price (VWAP) of the Firm's common stock on the grant date. The aggregate grant date fair value of 2023 PSUs and the Staking Award PSUs is based on the VWAP of the Firm's common stock on the grant date and the probable outcome of the performance conditions as of the grant date. For purposes of this proxy statement, the probable outcome of the performance conditions as of the grant date for each award is the achievement of the target level of performance conditions. Based on actual Firm performance, participants can earn up to a maximum of 1.5 times the target number of units granted, and as few as zero of the units granted. For further information on the valuation of the Firm's RSUs and PSUs, see notes 2 and 19 to the consolidated financial statements included in the 2023 Form 10-K.

2023 Outstanding Equity Awards at Fiscal Year End

The following table discloses the number of shares covered by unvested stock awards held by our NEOs on December 31, 2023. None of our NEOs held any unexercised stock options on December 31, 2023.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
James P. Gorman	—	—	579,524	54,040,703
Sharon Yeshaya	—	—	65,380	6,096,888
Edward Pick	113,134	10,549,820	426,036	39,728,039
Andrew M. Saperstein	113,134	10,549,820	378,332	35,279,882
Daniel A. Simkowitz	113,134	10,549,820	304,800	28,422,813

(1) Consists of the Staking Award RSUs. The Staking Award RSUs are scheduled to vest and convert on January 25, 2027, subject to cancellation through the scheduled distribution date.

(2) The value is based on $93.25, the closing price of the Firm's common stock on December 29, 2023.

(3) Consists of the 2022 PSUs and 2023 PSUs, and for Messrs. Pick, Saperstein and Simkowitz, also consists of the Staking Award PSUs. In accordance with SEC rules, based on Firm performance through December 31, 2023, the number of PSUs reflected in the table represents the maximum number of units that may be earned under the 2022 PSUs and 2023 PSUs. With respect to the Staking Award PSUs, no Firm performance was available with respect to these awards as of December 31, 2023, since the performance period did not begin until January 1, 2024; therefore, the PSUs reflected in the table represent the target number of units that may be earned under the award. Based on actual Firm performance over the applicable performance period, the NEOs may earn between a maximum of 1.5 times the target number, and as few as zero, of the units granted. The awards are scheduled to vest and convert as follows: the 2022 PSUs in 2025, the 2023 PSUs in 2026 and the Staking Award PSUs in 2027, in each case, only if the Firm satisfies the predetermined performance goals (see note 2 to "2023 Grants of Plan-Based Awards" for the performance goals for the 2023 PSUs and Staking Award PSUs).

2023 Stock Vested

The following table contains information about the RSUs and PSUs held by our NEOs that vested during 2023. No stock options were exercised by our NEOs during 2023.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
James P. Gorman	46,397	4,500,000[2]
	299,323	27,957,610[3]
Sharon Yeshaya	28,998	2,812,500[2]
Edward Pick	61,477	5,962,500[2]
	152,037	14,200,691[3]
Andrew M. Saperstein	52,197	5,062,500[2]
	75,067	7,011,590[3]
Daniel A. Simkowitz	61,992	6,012,500[2]
	75,067	7,011,590[3]

[1] Consists of the 2022 RSUs, which are considered vested at grant for purposes of this proxy statement due to the NEOs' retirement eligibility and, with the exception of Ms. Yeshaya, the PSUs granted on January 21, 2021 (2021 PSUs), which are considered vested on December 31, 2023 (the last day of the three-year performance period) for purposes of this proxy statement, based on the Firm's performance over the performance period. For further details on the 2022 RSUs, see note 3 to "2023 Grants of Plan-Based Awards."

[2] The aggregate grant date fair value of the 2022 RSUs is based on $96.9873, the volume-weighted average price (VWAP) of the Firm's common stock on the grant date.

[3] The value realized is based on $93.4025, the VWAP of the Firm's common stock on December 29, 2023, which is the last trading day of the 2021 PSUs' performance period, for 142.28% of the target number of units underlying the 2021 PSUs. The 2021 PSUs converted to shares of common stock on February 22, 2024.

2023 Pension Benefits

The table below discloses the present value of accumulated benefits payable to each NEO and the years of service credited to each NEO under the Firm's defined benefit retirement plans as of December 31, 2023.

Name	Plan Name	Number of Years Credited Service[1]	Retirement Age for Full Benefits[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
James P. Gorman	Morgan Stanley Employees Retirement Plan	4	65	110,374	—
Sharon Yeshaya	Morgan Stanley Employees Retirement Plan	10	65	76,846	—
Edward Pick	Morgan Stanley Employees Retirement Plan	17	65	265,207	—
Andrew M. Saperstein	Morgan Stanley Employees Retirement Plan	4	65	71,041	—
Daniel A. Simkowitz	Morgan Stanley Employees Retirement Plan	19	65	374,119	—

[1] After December 31, 2010, no further benefit accruals occur under the Morgan Stanley Employees Retirement Plan (ERP). No NEO is awarded credited service under the ERP exceeding his or her actual service.

[2] The Retirement Age for Full Benefits is the earliest age at which the executive can receive unreduced benefits (or current age, if later).

[3] The present values on December 31, 2023 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 4.91% for the ERP.

Eligible U.S. employees of the Firm and its U.S. affiliates hired before July 1, 2007 were covered after one year of service by the Employees Retirement Plan, a noncontributory defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code. Effective after December 31, 2010, the ERP was frozen and no further benefit accruals have occurred or will occur. Benefits are generally payable as an annuity at age 65 (or earlier, subject to certain reductions in the amounts payable). Under the pre-2004 provisions of the ERP, benefits are payable in full at age 60 and reduced 4% per year for retirement between ages 55 and 60 for employees who retire after age 55 with 10 years of service. Before the ERP was frozen, annual benefits were equal to 1% of eligible earnings plus 0.5% of eligible earnings in excess of Social Security covered compensation for each year of service. Eligible earnings generally included all taxable compensation, other than certain equity-based and nonrecurring amounts, up to $170,000 per year. ERP participants who, as of January 1, 2004, had age plus service equal to at least 65 and who had been credited with five years of service, received benefits determined under the ERP's pre-2004 benefit formula, if greater. Pre-2004 benefits equaled 1.15% of final average salary, plus 0.35% of final average salary in excess of Social Security covered compensation, in each case multiplied by credited service up to 35 years, where final average salary was base salary, up to specified limits set forth in the ERP, for the highest paid 60 consecutive months of the last 120 months of service.

2023 Nonqualified Deferred Compensation

The following table contains information with respect to the participation of the NEOs in the Firm's unfunded cash deferred compensation plans that provide for the deferral of compensation on a basis that is not tax-qualified, as well as with respect to RSUs granted to the NEOs that are vested but have not yet converted to shares of Morgan Stanley common stock. NEOs participate in the plans on the same terms and conditions as other similarly situated employees. The material terms and conditions of these plans are described below.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
James P. Gorman	Restricted Stock Units	4,500,000	—	2,620,836	11,228,889	14,887,941
Sharon Yeshaya	Restricted Stock Units	2,812,500	—	506,271	613,129	6,306,937
Edward Pick	Restricted Stock Units	5,962,500	—	2,905,671	5,758,052	24,034,796
Andrew M. Saperstein	Restricted Stock Units	5,062,500	—	2,160,492	4,332,336	18,436,521
Daniel A. Simkowitz	Pre-Tax Incentive Program	—	—	225,705	—	1,408,670
	Restricted Stock Units	6,012,500	—	2,371,112	4,447,313	20,982,662

[1] RSU contributions represent the 2022 RSUs that are considered vested at grant for purposes of this proxy statement but are subject to cancellation until the scheduled conversion dates of such awards. The value of the 2022 RSUs in this column (which are also included in the "Stock Awards" column of the "2023 Summary Compensation Table," "2023 Grants of Plan-Based Awards," and "2023 Stock Vested") is based on $96.9873, the volume-weighted average price (VWAP) of the Firm's common stock on the grant date.

[2] With respect to the RSUs, represents (i) the change in the closing prices of the Firm's common stock on December 29, 2023 (or, if applicable, the earlier distribution date) compared to December 31, 2022 (or, if applicable, the later contribution date), as well as (ii) the amount of the dividend equivalents in the form of additional RSUs credited in 2023 with respect to the award (which are paid to the award holder at the time that the underlying award converts to shares, subject to the same cancellation provisions as the underlying award).

With respect to our cash-based nonqualified deferred compensation plans, represents the change in (i) the balance of the NEO's account reflected on the Firm's books and records on December 31, 2023, without giving effect to any withdrawals or distributions, compared to (ii) the sum of the balance of the NEO's account reflected on the Firm's books and records at December 31, 2022.

[3] Represents conversions of RSUs based on the closing price of the Firm's common stock on the conversion date and distributions from our cash-based nonqualified deferred compensation plans.

[4] With respect to the RSUs, represents the number of vested units held by the NEO on December 31, 2023 multiplied by the closing price of the Firm's common stock on December 29, 2023, the last trading day of 2023. With respect to our cash-based nonqualified deferred compensation plans, represents the balance of the NEO's account reflected on the Firm's books and records on December 31, 2023.

The following is a description of the material terms with respect to contributions, earnings and distributions applicable to the cash nonqualified deferred compensation plan and the RSUs referenced in the table above.

PRE-TAX INCENTIVE PROGRAM (PTIP)

Under PTIP, participants were permitted to defer a portion of their cash bonus or commissions for one or more fiscal years. The plan has been closed to new contributions since 2003. Earnings on PTIP contributions are based on the performance of notional investments available under the plan and selected by the participants. Participants could generally elect the commencement date for distributions of their contributions and earnings and the number of annual installments over which to receive distributions (generally, 5, 10, 15 or 20 years). Subject to earlier distribution on death or termination of employment due to disability, no distributions may begin prior to the attainment of age 55 and prior to termination of employment.

RESTRICTED STOCK UNITS (RSUs)

RSUs are granted under the Morgan Stanley Equity Incentive Compensation Plan or another Firm equity plan as determined by the CMDS Committee. Each RSU constitutes a contingent and unsecured promise of the Firm to pay the holder one share of Firm common stock on the conversion date of the RSU. The RSUs included in this table are considered vested; however, the RSUs are subject to cancellation and clawback if a cancellation or clawback event occurs at any time prior to the scheduled conversion date. The cancellation and clawback events applicable to RSUs held by our NEOs are described in the CD&A and in "Potential Payments upon Termination or Change in Control."

Potential Payments upon Termination or Change in Control

This section describes and quantifies the benefits and compensation to which each NEO would have been entitled under our existing plans and arrangements if the NEO's employment had terminated or if the Firm had undergone a change in control, in each case on December 31, 2023.

GENERAL POLICIES

No Special Severance Payments

Our NEOs would be entitled to a cash severance payment under the broad-based Morgan Stanley Severance Pay Plan (Severance Plan) in connection with an involuntary termination of employment other than for cause, subject to the NEO executing a release agreement in a form satisfactory to the Firm, on the same basis as all other employees. The NEOs are not entitled to any additional or enhanced cash severance payments upon any termination of employment under the Severance Plan or otherwise, or to excise tax protection upon a change in control of the Firm.

No Enhanced Termination Payments or Benefits

NEOs are entitled to receive post-termination benefits that are generally available to all salaried employees, such as death, disability and post-retirement welfare benefits, and are eligible for Firm-paid retiree medical coverage under the Morgan Stanley Retiree Medical Plan for themselves and eligible dependents following any termination of employment with three years of service. Following termination of employment, the NEOs are also entitled to amounts, to the extent vested, due under the terms of our pension arrangements, as described under "2023 Pension Benefits," and our nonqualified deferred compensation plans, as described under "2023 Nonqualified Deferred Compensation." Our NEOs are not entitled to special or enhanced termination benefits under our pension and nonqualified deferred compensation plans as compared to other employees.

Cancellation and Clawback of Deferred Compensation and Incentive-Based Compensation

Even if an NEO is considered vested in a deferred incentive compensation award, the award may be subject to cancellation through the distribution date in the event the NEO engages in a cancellation event or if a clawback event occurs. In general, a cancellation event includes: engaging in competitive activity during a specified period following a voluntary termination of employment; engaging in cause (i.e., a breach of the NEO's obligation to the Firm, including a failure to comply with internal compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties); improper disclosure of the Firm's proprietary information; solicitation of Firm employees, clients or customers during, and within a specified period following termination of, employment; the making of unauthorized disclosures or disparaging or defamatory comments about the Firm; resignation from employment without providing the Firm proper advance notice; or the failure to cooperate with or assist the Firm in connection with investigations, regulatory matters, lawsuits or arbitrations following termination of employment.

Clawback of deferred compensation awards by the Firm can be triggered through the applicable scheduled distribution date if the NEO had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions, even absent misconduct, or if the NEO's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results, violates the Firm's global risk management principles, policies and standards, or causes a loss of revenue associated with a position for which the NEO was paid, and the NEO operated outside of internal control policies. Further, shares resulting from the conversion of PSUs are subject to clawback by the Firm in the event the Firm's achievement of the specified goals was based on materially inaccurate financial statements or other performance metric criteria. In addition, 2023 PSUs, Staking Award PSUs, and other incentive-based compensation are subject to repayment under the Morgan Stanley Compensation Recoupment Policy if excess amounts are delivered based on a financial statement that was later required to be restated due to a restatement (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required.

Notice and Non-Solicitation Agreements

In addition to the cancellation and clawback events described above, each NEO is party to a Notice and Non-Solicitation Agreement that provides for injunctive relief and cancellation of deferred compensation awards if the NEO does not provide 180 days' advance notice prior to a resignation or if the NEO improperly solicits the Firm's employees, clients or customers at any time during employment or the 180 days following termination of employment.

TERMINATION OF EMPLOYMENT / CHANGE IN CONTROL

The table below sets forth, as of December 31, 2023, the value of the outstanding unvested deferred compensation awards held by the NEOs, cash severance entitlements, and the present value of coverage under the Morgan Stanley Retiree Medical Plan. For purposes of valuing any RSUs and PSUs, we have assumed a per share value of $93.25, the closing price of the Firm's common stock on December 29, 2023.

Termination Reason	Name	Unvested RSUs[1] ($)	Unvested PSUs and Related Dividend Equivalents[2] ($)	Retiree Health Coverage[3] ($)	Cash Severance (Involuntary only)[4] ($)
Involuntary (not due to a cancellation event) / Disability / Death / Retirement / In connection with a Change in Control / Governmental Service Termination	James P. Gorman	—	41,862,916	232,939	200,000
	Sharon Yeshaya	—	4,732,810	1,360,465	200,000
	Edward Pick[5]	—	18,640,078	1,036,400	200,000
	Andrew M. Saperstein[5]	—	15,213,630	994,136	200,000
	Daniel A. Simkowitz[5]	—	9,888,724	775,594	200,000

[1] Other than with respect to the Staking Award RSUs, which are described in note 5 below, our NEOs are retirement-eligible for purposes of their outstanding RSU awards, which are therefore considered vested for purposes of this proxy statement. Amounts are payable on the scheduled distribution dates, subject to cancellation and clawback provisions, except that RSUs are payable upon death, a governmental service termination, or a termination in connection with a change in control. Amounts payable with respect to a termination in connection with a change in control are conditioned upon the termination occurring within 18 months of the change in control as a result of (i) the Firm terminating the NEO's employment under circumstances not involving any cancellation event, (ii) the NEO resigning from employment due to a materially adverse alteration in job responsibilities, or (iii) a change in the NEO's principal place of employment of more than 75 miles from the current location. A "change in control" generally means a significant change in the share ownership of the Firm or composition of the Board. Governmental service termination treatment is conditioned upon satisfactory proof of a conflict of interest that necessitates divestiture of the awards and executing an agreement to repay amounts vested in connection with such termination if the NEO engages in any cancellation event.

[2] Other than with respect to the Staking Award PSUs, which are described in note 5 below, our NEOs are retirement-eligible for purposes of their PSUs; however, such awards are not considered vested for purposes of this proxy statement until the end of the performance period because these awards only deliver value if the Firm achieves objective performance goals over such performance period. Amounts shown in the table reflect performance through December 31, 2023 (the quarter ending simultaneously with the effective date of the termination), which, with the exception of a termination in connection with a change in control, is a substitute for performance through the three-year performance period, which would not be known until the end of such period. To facilitate timely payment of PSUs upon death or a governmental service termination as of December 31, 2023, amounts payable with respect to the 2022 PSUs would instead reflect Firm performance through September 30, 2023 (the quarter ending with or before the date of the termination for which the Firm's earnings information has been released), and amounts payable with respect to the 2023 PSUs would reflect the awards' target value, per the award terms, as follows: $40,540,398 for Mr. Gorman; $4,537,101 for Ms. Yeshaya; $18,081,235 for Mr. Pick; $14,672,096 for Mr. Saperstein; and $9,576,732 for Mr. Simkowitz.

[3] Each NEO, having met the service requirement, is eligible to elect retiree medical, dental and/or vision coverage under the Firm's Retiree Medical Plan and Health Benefits and Insurance Plan for themselves and their eligible dependents following a termination of employment for any reason. The present value is calculated assuming each NEO began retiree medical, dental and vision coverage on December 31, 2023 and elected their current dependent coverage type. The present value is based on 91% of the base rates from the Pri-2012 white collar mortality tables (headcount-weighted), projected generationally from 2012 with the standard Scale MP-2021. The present value also uses a discount rate of 4.90%, a medical inflation rate for 2024-2025 of 7.91% pre-65 and 8.35% post-65 with ultimate rates of 4.48% pre-65 and 4.45% post-65 reached by 2033, and an annual dental and vision inflation rate of 3%.

[4] Represents amounts payable under the Firm's broad-based Severance Pay Plan, which are due only upon an involuntary termination not involving cause, subject to the NEO signing a release in a form satisfactory to the Firm.

(5) The following table sets forth the value of the outstanding Staking Awards held by each of Messrs. Pick, Saperstein and Simkowitz as of December 31, 2023. The awards would be forfeited in the event of a retirement or involuntary termination of employment on December 31, 2023. Amounts are payable upon death, a governmental service termination (under the same circumstances set forth in note 1) or, for Staking Awards RSUs only, a qualifying termination in connection with a change in control (under the same circumstances set forth in note 1), and are payable on the scheduled distribution date, subject to cancellation and clawback provisions, in connection with a termination due to disability. Per the terms of the Staking Award PSUs, amounts shown below reflect the award's target value, and for a termination due to disability is a substitute for performance through the three-year performance period, which would not be known until the end of such period. The NEOs would not be entitled to any additional benefits with respect to the Staking Award PSUs if a change in control occurred on December 31, 2023.

Termination Reason	Staking Award RSUs ($)	Staking Award PSUs (including Dividend Equivalents) ($)
Involuntary (not due to a cancellation event) / Retirement	0	0
Disability / Death / Governmental Service Termination / In connection with a Change in Control	10,549,820	923,030

Compensation Ratio Disclosure

The ratio between the CEO's total annual compensation and the median annual total compensation of all other employees of the Firm reported below is a reasonable estimate calculated in a manner consistent with SEC rules based on the Firm's compensation records and the methodology described below. Because SEC rules for identifying the median compensated employee for purposes of this disclosure allow companies to adopt various methodologies and utilize various assumptions, the ratio reported by other companies may not be comparable to the ratio reported by the Firm.

For 2023, our last completed fiscal year, the median of the annual total compensation of all employees of the Firm (other than the CEO) was $136,515 and the annual total compensation of our CEO, as reported in the "2023 Summary Compensation Table," was $32,951,606. Based on this information, for 2023, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all other employees of the Firm was 241 to 1.

To identify the median of the annual total compensation of all employees of the Firm, we took the following steps:

1. We measured the employee population of the Firm as of December 31, 2023, and included all employees of Morgan Stanley and its consolidated subsidiaries globally. We did not include independent contractors and leased employees.

2. We selected annual total reward awarded in respect of 2023 as the consistently applied compensation measure used to identify the employee with the median of the annual total compensation of all employees (the median employee). Annual total reward consists of fixed compensation (e.g., base salary and allowances) and annual incentive compensation delivered in cash or equity and other variable compensation analogous to annual incentive compensation (e.g., commissions). We annualized the compensation of all permanent employees who were employed for less than the full fiscal year. We did not make any cost-of-living adjustments in identifying the median employee.

3. Once we identified our median employee, we calculated the median employee's annual total compensation for 2023 in accordance with the Summary Compensation Table requirements.

Pay versus Performance

Pursuant to SEC rules, the 2024 "Pay versus Performance" disclosure is required to include the following: (1) tabular compensation and performance disclosure for 2020, 2021, 2022 and 2023 (the PvP Table), (2) an unranked list of three to seven performance measures that the Firm considers to be its most important measures used to align compensation actually paid to the NEOs for 2023 to Firm performance (the PvP Measures), and (3) a clear description of the relationship between the "Compensation Actually Paid" in the PvP Table and each of the company-selected performance measures in the PvP Table, the Firm's Net Income and the Firm's TSR, and between the Firm's TSR and the Peer Group TSR, in each case over 2020-2023 (the PvP Relationship Disclosure). A detailed discussion of the CMDS Committee's decisions regarding the compensation awarded to the NEOs for 2023 performance can be found in the CD&A.

PvP TABLE

Pursuant to SEC rules, the PvP Table is required to include for each year "Compensation Actually Paid" (CAP) to the CEO and the average CAP to the non-CEO NEOs. CAP is an SEC defined term that represents a calculation of compensation that differs from compensation paid during the year, the Summary Compensation Table (SCT) calculation of compensation (as detailed in footnote 1 of this PvP Table), and the way in which the CMDS Committee views annual compensation decisions (as discussed in Section 4.1 of the CD&A). For example, the CAP calculation for a given year includes the change in fair value of multiple years of equity grants that are outstanding and unvested during the year, or which vested during the year, whereas the SCT calculation includes only the fair value of equity awards granted during the year. The CAP calculation also includes the value of dividend equivalents accumulated on unvested equity awards, whereas the SCT calculation does not. These differences result in a CAP calculation that is significantly impacted by changes in stock price and other projected performance results and may be significantly higher or lower than the corresponding SCT calculation. It is also important to note that outstanding equity awards may be represented in more than one year of the table, as demonstrated in the supplemental table to footnote 1 to the PvP Table.

Equity grants (RSU and PSUs) constitute a meaningful portion of compensation for the CEO and other NEOs. The value of equity grants will not be realized before the scheduled payment date (generally three years from grant) and the ultimate value of such awards is subject to changes in stock price. PSUs are further subject to the results of predetermined three-year performance objectives. PSUs are earned based on performance against predetermined Firm goals. While each participant was awarded a target number of PSUs, the actual number of PSUs earned could vary from zero up to 1.5 times target, if performance objectives are meaningfully exceeded, and no participant will receive any portion of the PSUs if the threshold performance objectives are not met. (For a summary of historical PSU performance, see Section 4.3 of the CD&A.) In addition, equity awards are subject to cancellation upon certain events before they convert to shares of Morgan Stanley common stock. The CEO and other NEOs are also subject to an Equity Ownership Commitment and are not able to sell, transfer or otherwise dispose of all of the shares of Firm common stock received upon conversion of equity awards (see "Ownership of Our Stock—Executive Equity Ownership Commitment").

	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Non-CEO NEOs[2]	Average Compensation Actually Paid to Non-CEO NEOs[1][2]	Value of Initial Fixed $100 Investment Based On:			
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[3][4]	Net Income[5]	Return on Tangible Common Equity[6]
Year	($)	($)	($)	($)	($)	($)	($MM)	(%)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	32,951,606	41,898,167	33,756,972[7]	44,972,433[7]	207	133	9,230	12.8
2022	39,398,905	31,379,534	20,366,692	18,320,165	181	118	11,179	15.3
2021	34,941,635	81,936,888	17,590,506	28,214,797	202	132	15,120	19.8
2020	29,558,524	55,366,935	14,665,167	21,282,504	138	98	11,179	15.2

[1] To calculate CAP, the following amounts were deducted from and added to 2023 SCT total compensation to the CEO and the non-CEO NEOs, as reported in columns (b) and (d), respectively:

CEO SCT Total to CAP to CEO Reconciliation[i]

	2023 ($)	2022 ($)	2021 ($)	2020 ($)
CEO SCT TOTAL	**32,951,606**	**39,398,905**	**34,941,635**	**29,558,524**
Deductions for Amounts Reported Under "Stock Awards" Column in SCT[ii]	22,500,000	30,355,752	24,553,943	20,048,178
Deduction for "Change in Pension Value" Reported Under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column in SCT	4,167	—	2,487	13,833
TOTAL DEDUCTIONS	**22,504,167**	**30,355,752**	**24,556,430**	**20,062,011**
Increase for Fair Value of Awards Granted During the Year That Vest During the Year[iii]	4,500,000 (2022 RSU)	5,025,000 (2021 RSU)	7,875,000 (2020 RSU)	6,375,000 (2019 RSU)
Increase for Year-End Fair Value of Awards Granted During the Year That Remain Unvested as of Year End[iv]	21,712,595 (2023 PSU)	21,488,784 (2022 PSU)	27,621,760 (2021 PSU)	17,799,284 (2020 PSU)
Change in Fair Value from Prior Year End to Current Year End of Awards Granted Prior to Year That Were Outstanding and Unvested as of Year End[v]	(398,478) (2022 PSU)	(2,916,102) (2021 PSU)	14,593,707 (2020 PSU)	10,966,944 (2019 PSU)
Change in Fair Value from Prior Year End to Vesting Date of Awards Granted Prior to Year That Vested During the Year[vi]	3,206,305 (2021 PSU)	(3,890,745) (2020 PSU)	18,890,359 (2019 PSU)	9,075,237 (2018 PSU)
Increase for Dividends Paid During the Year Prior to Vesting Date of Award[vii]	2,430,306	2,629,445	2,570,858	1,653,956
TOTAL ADDITIONS	**31,450,728**	**22,336,382**	**71,551,683**	**45,870,422**
CAP to CEO	**41,898,167**	**31,379,534**	**81,936,888**	**55,366,935**

[i] The amounts reported under the "Option Awards" Column in the SCT, the incremental fair value of awards modified during the year, the fair value of awards granted prior to the year that were forfeited during the year, and the "Service Cost" and "Prior Service Cost" for Pension Plans are $0 for all years shown.

[ii] Pursuant to SEC rules, the SCT is required to include for a particular year only those equity awards granted during the year, rather than awards granted after the particular year end that were awarded for performance during the particular year. Our annual equity awards relating to performance in a year are made in the following January, shortly after year end.

[iii] Pursuant to SEC rules, includes the grant date fair value of RSU awards granted and vested in each year shown for performance in the prior year. RSU awards are generally granted and vested in January of each year for performance in the prior year.

[iv] Pursuant to SEC rules, includes the year-end fair value of the outstanding unvested PSUs granted in January of the year shown.

[v] Pursuant to SEC rules, includes the change in fair value of the outstanding unvested PSUs for each year shown.

[vi] Pursuant to SEC rules, includes the change in fair value of the outstanding PSUs that vested at year end for each year shown.

[vii] Reflects the value of dividend equivalents accumulated on outstanding unvested PSUs during the year shown.

The fair value of PSUs is determined in a manner consistent with that disclosed in consolidated financial statements included in the 2023 Form 10-K. The portions of PSUs that are earned based on performance against predetermined Morgan Stanley Average ROE (MS Average ROE), MS Average ROTCE goals, or Relative ROTCE goals are valued at the probable outcome of the performance conditions and the Firm's closing share price at each measurement date. The portions of PSUs that are earned based on the Firm's TSR relative to the TSR of the S&P Financials Sector Index (a market-based condition) are valued using a Monte Carlo valuation model at each measurement date. The table below sets out the range of assumptions applied in the Monte Carlo valuation model for each measurement date relevant to the CAP table.

	Risk-Free interest	Expected stock price volatility	Correlation coefficient
December 31, 2023	4.73% - 4.73%	25.73 - 25.73	0.750 - 0.750
December 31, 2022	4.36% - 4.67%	29.25 - 32.11	0.859 - 0.871
December 31, 2021	0.39% - 0.73%	26.03 - 44.29	0.840 - 0.918
December 31, 2020	0.10% - 0.13%	43.53 - 57.04	0.924 - 0.964
December 31, 2019	1.57% - 1.58%	23.30 - 25.43	0.875 - 0.895

Average Non-CEO NEOs SCT Total to Average CAP to Non-CEO NEOs Reconciliation[i]

	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Average Non-CEO NEOs SCT TOTAL	**33,756,972**	**20,366,692**	**17,590,506**	**14,665,167**
Deductions for Amounts Reported Under "Stock Awards" Column in SCT	25,262,500[ii]	12,591,183	9,376,344	6,297,732
Deduction for "Change in Pension Value" Reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column in SCT	15,891	—	—	50,313
TOTAL DEDUCTIONS	**25,278,391**[ii]	**12,591,183**	**9,376,344**	**6,348,045**
Increase for Fair Value of Awards Granted During the Year That Vest During the Year	4,962,500 (2022 RSU)	5,379,048 (2021 RSU)	5,285,452 (2020 RSU)	2,517,500 (2019 RSU)
Increase for Year-End Fair Value of Awards Granted During the Year That Remain Unvested as of Year End	6,393,154 (2023 PSU)	6,118,256 (2022 PSU)	6,804,598 (2021 PSU)	4,920,979 (2020 PSU)
	15,711,005 (Staking Award PSU)	—	—	—
	7,921,799 (Staking Award RSU)	—	—	—
Change in Fair Value from Prior Year End to Current Year End of Awards Granted Prior to Year That Were Outstanding and Unvested as of Year End	(113,454) (2022 PSU)	(735,969) (2021 PSU)	3,227,785 (2020 PSU)	2,946,120 (2019 PSU)
Change in Fair Value from Prior Year End to Vesting Date of Awards Granted Prior to Year That Vested During the Year[iii]	809,210 (2021 PSU)	(877,325) (2020 PSU)	4,106,761 (2019 PSU)	2,153,144 (2018 PSU)
Increase for Dividends Paid During the Year Prior to Vesting Date of Award[iv]	809,638	660,646	576,040	427,639
TOTAL ADDITIONS	**36,493,852**	**10,544,656**	**20,000,635**	**12,965,381**
CAP to Non-CEO NEOs	**44,972,433**	**18,320,165**	**28,214,797**	**21,282,504**

[i] See notes (i) through (vii) to the "CEO SCT Total to CAP Reconciliation" Table in this footnote 1 above.

[ii] Includes average of $15,000,000 relating to the one-time Staking Awards granted to each of Messrs. Pick, Saperstein and Simkowitz in October 2023 in connection with the CEO transition.

[iii] For 2021, also includes multiple RSU awards for one NEO that vested in 2021 due to achieving full career retirement (FCR) eligibility.

[iv] For 2023, also includes the value of dividend equivalents accumulated on outstanding unvested Staking Award RSUs.

(2) *The Non-CEO NEOs reflected in columns (d) and (e) represent the following individuals for each of the years shown:*

2023 & 2022	Sharon Yeshaya, Edward Pick, Andrew M. Saperstein, Daniel A. Simkowitz
2021	Sharon Yeshaya, Jonathan M. Pruzan, Edward Pick, Andrew M. Saperstein, Daniel A. Simkowitz
2020	Jonathan M. Pruzan, Edward Pick, Andrew M. Saperstein, Daniel A. Simkowitz

(3) *TSR represents cumulative TSR over the following measurement period: (1) for 2023, December 31, 2019 to December 31, 2023; (2) for 2022, December 31, 2019 to December 31, 2022; (3) for 2021, December 31, 2019 to December 31, 2021; and (4) for 2020, December 31, 2019 to December 31, 2020. For the Peer Group, the TSR is a weighted peer group TSR, weighted according to the respective peer companies' stock market capitalization at the beginning of each period for which a return is calculated.*

(4) *The Peer Group is the S&P Financials Sector Index, the same index that the Firm uses for purposes of the stock performance graph required under Item 201(e)(1)(ii) of Regulation S-K.*

(5) *Net Income represents net income as presented in Morgan Stanley's financial statements.*

(6) *Return on average tangible common equity (ROTCE) represents net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction.*

(7) *Includes the one-time Staking Awards granted to each of Messrs. Pick, Saperstein and Simkowitz in October 2023 in connection with the CEO transition. See the CD&A Section 4.4 "One-Time Staking Awards Support CEO Succession and Leadership Transition."*

PvP MEASURES

Pursuant to SEC rules, the three measures listed below represent an unranked list of the most important measures the Firm used to align compensation actually paid to the NEOs for 2023 and Firm performance. While these measures are the most important measures the Firm used to align compensation actually paid to the NEOs for 2023 and Firm performance, additional financial and other measures were also used to align pay and performance as further described in Sections 3.1 and 3.2 of the CD&A.

Return on Tangible Common Equity
Total Shareholder Return
Efficiency Ratio

PvP RELATIONSHIP DISCLOSURE

As shown in the table below, the Firm's cumulative TSR is significantly greater than the cumulative TSR of the S&P Financials Sector Index (the PvP Peer Group) as each is calculated in accordance with SEC rules for the PvP Table for each of the periods shown. The Firm's strategic acquisitions of E*TRADE and Eaton Vance, as well as the achievement of other long-term strategic objectives led by the CEO and the Firm's Operating Committee, of which the NEOs are a part, were significant contributors to the Firm's stock price outperformance.

Year-over-year changes to the CAP to CEO and the Average CAP to Non-CEO NEOs between 2020 and 2021, 2021 and 2022 and, excluding the Staking Awards for the Average CAP to Non-CEO NEOs, 2022 and 2023 generally correlate to changes in the Firm's cumulative TSR (as calculated pursuant to SEC rules for the PvP table), Net Income and ROTCE for the same periods. The Firm delivered strong Net Income and ROTCE, and significant stock appreciation and returns to shareholders, over these periods. The table below shows that CEO and Average Non-CEO NEO compensation (as reported in SCT) changes were in line with changes in the Firm's Net Income and ROTCE, while changes in the value of the CAP to CEO and the Average CAP to Non-CEO NEOs were impacted by the following factors: dividends, change in pension value, and changes in fair value of equity awards (e.g., due to performance conditions of performance-based equity and share price).

($MMs)	CEO PvP Relationship							Non-CEO NEO PvP Relationship							
	2020	2021	2022	2023	2021 vs 2020	2022 vs 2021	2023 vs 2022	2020	2021	2022	2023	2023 (exl Staking)	2021 vs 2020	2022 vs 2021	2023 vs 2022
COMPENSATION ACTUALLY PAID (CAP)															
Compensation Excluding Equity Awards[1]	10	10	9	11	9%	(13)%	27%	8	8	8	8	8	(2)%	(5)%	9%
Equity Awards Granted During the Year[1]	20	25	30	23	22%	24%	(26)%	6	9	13	25	10	49%	34%	101%
Impact of Changes in Fair Value[2]	26	47	(8)	8	82%	(117)%	199%	7	11	(2)	12	3	61%	(119)%	697%
Dividends / Changes in Pension Value	2	3	3	2	57%	2%	(8)%	1	1	1	1	1	53%	15%	23%
Impact on Outstanding Equity Awards															
Share Price	16	30	(12)	3	91%	(140)%	129%	4	7	(3)	7	1	67%	(144)%	346%
Performance Conditions	8	14	1	3	69%	(90)%	120%	2	3	0	4	1	49%	(89)%	100%
CAP to CEO/Non-CEO NEO	55	82	31	42	48%	(62)%	34%	21	28	18	45	21	33%	(35)%	145%

PERFORMANCE MEASURES FOR CEO/NON-CEO NEOS

	2020	2021	2022	2023	2021 vs 2020	2022 vs 2021	2023 vs 2022
MS Net Income (Billions)	11	15	11	9	39%	(28)%	(17)%
MS ROTCE(%)	15.2%	19.8%	15.3%	12.8%	460 bps	-450 bps	-250 bps
MS Total Shareholder Return (TSR)[3]	138	202	181	207	46%	(10)%	14%
Peer Group Cumulative TSR[3]	98	132	118	133	35%	(11)%	13%

[1] As reported in the SCT.

[2] For 2021, also includes multiple RSU awards for one NEO that vested in 2021 due to achieving FCR eligibility.

[3] Value of initial fixed $100 investment.

The correlation between changes in the CAP to CEO and the Average CAP to Non-CEO NEOs and changes in the Firm's cumulative TSR and ROTCE for the periods shown in the table is due primarily to the Firm's use of equity incentives that are directly tied to stock price and, in particular, PSUs that are also directly tied to Firm financial performance and constitute a significant portion of incentive compensation for the CEO (60% for 2023) and non-CEO NEOs (30% on average for 2023 excluding Staking Awards). Because Staking Awards are equity-based (60% PSUs and 40% RSUs), they will impact the Average CAP to Non-CEO NEOs for each year of the 3-year vesting period and their value will fluctuate with Firm stock price and ROTCE performance. Because the PSUs are equity-based, increases in Firm stock price result in increases in TSR and increases in CAP values and decreases in Firm stock price result in decreases in TSR and decreases in CAP values. Unlike PSUs, RSUs (with the exception of the Staking Award RSUs, which do not contain a provision for vesting upon FCR eligibility) do not significantly influence the correlations shown in the above table because, pursuant to SEC rules, the CAP calculations for the fair value of unvested RSU awards are generally fixed at the grant date fair value of the awards at the beginning of each year due to FCR eligibility under the award terms and deemed vested at grant. Changes in fair value for the Staking Award RSUs due to fluctuations in the share price will, however, be reflected in the CAP amounts. The Firm's ROTCE is a performance priority that is used as a factor in determining incentive compensation for the CEO and Non-CEO NEOs. The Firm does not use Net Income to determine compensation levels or PSU payouts.

Commitment to Equitable Compensation Practices

Attracting, retaining and advancing under-represented talent is a priority for the Firm, and a key aspect to this is ensuring that women and all other under-represented groups are rewarded equitably. Morgan Stanley has robust compensation practices that help ensure that compensation and reward decisions are made fairly and consistently and are based on an individual's role, performance and experience. The Firm reviews compensation decisions for employees on an ongoing basis, including at the point of hire as well as during our annual compensation process, to help ensure that individual compensation decisions are in line with this philosophy. A diverse workforce is key to our success, and consistent with that, we are committed to continually assessing our rewards structure and decisions to help ensure equity in pay for all employees.

Ownership of Our Stock

Executive Equity Ownership Commitment

Members of the Firm's Operating Committee and executive officers are subject to an Equity Ownership Commitment. The Equity Ownership Commitment requires each of our CEO, CFO and Co-Presidents (collectively, Covered Officers) to achieve ownership of a number of shares of common stock and equity awards with a value equal to a specified multiple of his or her base salary within five years. Our CEO is required to achieve ownership of shares of common stock and equity awards with a value equal to 10 times his base salary and each other Covered Officer is required to achieve ownership of shares of common stock and equity awards with a value equal to six times his or her base salary. In addition, Operating Committee members (including all executive officers) are required to retain common stock and equity awards equal to a percentage of common stock received from equity awards (less allowances for the payment of any option exercise price and taxes) granted to them for service on the Operating Committee (Equity Award Shares, and such service, Covered Service) as follows:

- Our CEO is required to retain 75% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year prior to and including the fifth year of Covered Service as CEO and 50% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year following the fifth year of Covered Service as CEO.
- Each of our other Operating Committee members and executive officers is required to retain 50% of Equity Award Shares acquired from equity awards granted in respect of any performance year prior to and including the fifth year of Covered Service and 33% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year following the fifth year of Covered Service; provided that Operating Committee members who are Covered Officers must retain 75% of all Equity Award Shares until the applicable ownership requirement is met.

This commitment ties a portion of our Operating Committee members' net worth to the Firm's stock price and provides a continuing incentive for them to work toward superior long-term stock price performance. Exceptions to the Equity Ownership Commitment are subject to the approval of the CMDS Committee. None of our executive officers currently have prearranged trading plans under SEC Rule 10b5-1.

Shares counted for purposes of the Equity Ownership Commitment include shares owned (including shares held in trust) by the executive or the executive's spouse or dependent children, shares (or share equivalents) held in the Firm's 401(k) Plan and net shares granted with respect to RSUs (including PSUs) after assumed tax withholding. Unearned PSUs are not counted for purposes of the stock ownership requirement. Each Operating Committee member is in compliance with the requirements of the Equity Ownership Commitment.

Director Equity Ownership Requirement

Our Corporate Governance Policies require each independent director to retain ownership of a number of shares of Morgan Stanley common stock and equity awards with a value equal to five times the annual cash Board retainer, and to retain 100% of his or her Morgan Stanley stock unit awards (on an after-tax basis) until such ownership requirement is met. In addition, as discussed under "Director Compensation," our independent directors generally receive an equity award upon initial election to the Board and receive an annual equity award thereafter with a grant date fair value of $260,000 (prorated in the case of the initial award) as part of their director compensation. Fifty percent of each equity award granted to our independent directors does not become payable until the director retires from the Board (and may be deferred beyond retirement at the director's election). We believe that these equity ownership opportunities and requirements enhance the alignment of independent directors' interests with the long-term interests of our shareholders.

Prohibition Against Pledging and Hedging

Firm policy prohibits directors, officers as defined by Section 16 of the Securities Exchange Act of 1934, including the Firm's executive officers, and other members of the Firm's Operating Committee from pledging, selling short, engaging in hedging strategies or trading derivatives involving Morgan Stanley securities, including securities granted in connection with compensation or otherwise held. Firm policy permits other employees to transact in covered calls and protective puts with respect to currently owned and saleable Morgan Stanley shares, subject to varying holding and window period requirements. No employee may hedge or pledge the value of outstanding RSUs, PSUs or other equity-based compensation awards.

Stock Ownership of Executive Officers and Directors

The following table sets forth the beneficial ownership of common stock as of February 29, 2024, by our CEO and the other executive officers named in the "2023 Summary Compensation Table" (our NEOs), directors and the director nominee, and by all of our directors, the director nominee and executive officers as a group. As of February 29, 2024, none of the common stock beneficially owned by our directors, the director nominee and current executive officers was pledged.

Name	Common Stock[1]	Underlying[2] Stock Units	Subject to Rights To Acquire Within 60 Days	Total[3]
NAMED EXECUTIVE OFFICERS				
James P. Gorman	727,266	139,615	19,564[4]	886,445
Sharon Yeshaya	15,647	107,678	—	123,325
Edward Pick	471,286	331,382	—	802,668
Andrew M. Saperstein	36,821	289,605	—	326,426
Daniel A. Simkowitz	166,847	334,552	—	501,399
DIRECTORS AND DIRECTOR NOMINEE				
Megan Butler	—	—	—	—
Thomas H. Glocer	4,245	103,442	—	107,687
Robert H. Herz	23,274	70,363	—	93,637
Erika H. James	1,939	5,268	—	7,207
Hironori Kamezawa[5]	—	—	—	—
Shelley B. Leibowitz[6]	35,430	8,012	—	43,442
Stephen J. Luczo	198,363	14,404	34,000[4]	246,767
Jami Miscik	24,343	33,772	—	58,115
Masato Miyachi[5]	—	—	—	—
Dennis M. Nally	16,583	22,083	—	38,666
Mary L. Schapiro	3,152	29,598	—	32,750
Perry M. Traquina	—	77,272	—	77,272
Rayford Wilkins, Jr.	30,295	39,244	—	69,539
ALL DIRECTORS AND EXECUTIVE OFFICERS AS OF FEBRUARY 29, 2024, AS A GROUP (21 PERSONS)	1,933,014	1,882,116	53,564	3,868,694

[1] Each director, NEO and executive officer has sole voting and investment power with respect to his or her shares of common stock beneficially owned, except with respect to 15,547 shares owned indirectly by Ms. Yeshaya through a trust.

(2) Shares of common stock held in a trust (Trust) corresponding to outstanding RSUs. Directors and executive officers may direct the voting of the shares corresponding to such RSUs. Voting by executive officers is subject to the provisions of the Trust, as described in "Information about the Annual Meeting — How Do I Submit Voting Instructions for Shares Held in Employee Plans?" Excludes PSUs because executive officers may not direct the voting of any shares corresponding to such awards prior to settlement of the award.

(3) Each NEO and director beneficially owned less than 1% of the shares of common stock outstanding. All executive officers and directors as a group as of February 29, 2024, beneficially owned less than 1% of the common stock outstanding.

(4) Shares of common stock held in a trust with an independent trustee with respect to which Mr. Gorman or Mr. Luczo, as applicable, has the right to substitute assets of equal value.

(5) Messrs. Kamezawa and Miyachi were designated by MUFG and elected to the Board pursuant to the Investor Agreement. Neither director is compensated by Morgan Stanley for his Board service. See "Principal Shareholders" regarding MUFG's beneficial ownership of Firm common stock.

(6) Ms. Leibowitz also holds shares of the following series of Non-Cumulative Preferred Stock: Series A – 31 shares; Series E – 90 shares; Series F – 57 shares; Series I – 37 shares; Series K – 67 shares; and Series L – 20 shares. Ms. Leibowitz beneficially owns less than 1% of the preferred shares of each series.

Principal Shareholders

The following table contains information regarding the only persons we know of that beneficially own more than 5% of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	
	Number	Percent[1]
MUFG[2] 7-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8330, Japan	378,962,810	23.3%
State Street[3] 1 Congress Street, Boston, MA 02114	114,005,198	7.0%
Vanguard[4] 100 Vanguard Boulevard Malvern, PA 19355	109,040,040	6.7%
BlackRock[5] 50 Hudson Yards New York, NY 10001	90,496,803	5.6%

(1) Percentages based upon the number of shares of common stock outstanding as of the record date, March 25, 2024, and the beneficial ownership of the principal shareholders as reported in SEC filings in notes 2 through 5 below.

(2) Based on the Schedule 13D/A filed October 16, 2023, by MUFG (as of October 13, 2023). The Schedule 13D/A discloses that MUFG beneficially owned 378,962,810 shares and had sole voting power and sole dispositive power with respect to such shares. The Schedule 13D/A also disclosed that of the 378,962,810 shares, 1,877,643 shares were held solely in a fiduciary capacity by certain affiliates of MUFG as the trustee of trust accounts or the manager of investment funds, other investment vehicles and managed accounts as of October 6, 2023, and that MUFG disclaims beneficial ownership of such shares.

(3) Based on the Schedule 13G/A filed January 30, 2024, by State Street and State Street Global Advisors Trust Company, each acting in various fiduciary and other capacities (as of December 31, 2023). The Schedule 13G/A discloses that State Street had shared dispositive power as to 113,915,845 shares and shared voting power as to 68,897,141 shares and that State Street Global Advisors Trust Company beneficially owned 92,937,074 shares and had shared dispositive power as to 92,933,429 shares and shared voting power as to 63,868,327 shares.

(4) Based on the Schedule 13G/A filed February 13, 2024, by Vanguard (as of December 29, 2023). The Schedule 13G discloses that Vanguard had sole voting power as to zero shares and sole dispositive power as to 103,567,430 shares and shared voting power as to 1,566,605 shares and shared dispositive power as to 5,472,610 shares.

(5) Based on the Schedule 13G/A filed January 31, 2024, by BlackRock (as of December 31, 2023). The Schedule 13G/A discloses that BlackRock had sole voting power as to 81,966,321 shares and sole dispositive power as to 90,496,803 shares.

Other Company Proposal

Item 4

Company Proposal to Approve Non-U.S. Nonqualified Employee Stock Purchase Plan

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

On the recommendation of the CMDS Committee, the Board approved the Nonqualified Employee Stock Purchase Plan (NQ ESPP) on April 1, 2024, subject to shareholder approval.

The NQ ESPP provides an opportunity for employees of eligible non-U.S. subsidiaries of the Firm to purchase shares of Firm common stock at a discount. The NQ ESPP is not intended to be tax qualified under Section 423 of the Internal Revenue Code (Section 423).

The Firm also has an employee stock purchase plan that is tax qualified under Section 423 (Qualified ESPP). The Qualified ESPP is for employees of eligible U.S. subsidiaries of the Firm. The Qualified ESPP was approved by shareholders in 1994. Due to tax, administrative and other hurdles, it is not feasible to implement the Qualified ESPP for employees of certain non-U.S. subsidiaries.

If approved, the maximum aggregate number of shares that may be purchased under the NQ ESPP will be 5,000,000, which shares will be reallocated and deducted from the share reserve of the Qualified ESPP that was previously approved by shareholders. As such, the adoption of the NQ ESPP will not increase the number of shares available for issuance in connection with our employee stock purchase programs and will not result in incremental dilution to shareholders.

The Board believes that approval of the NQ ESPP is in the best interests of shareholders and supports this proposal for the following reasons:

- The NQ ESPP provides employees of eligible non-U.S. subsidiaries with the opportunity that employees of eligible U.S. subsidiaries have under the Qualified ESPP to acquire an ownership interest in the Firm.
- Providing eligible employees with an opportunity to acquire an ownership interest in the Firm is important to the Firm's ability to attract and retain high-quality, high-performing employees.
- Ownership of shares of Firm common stock aligns the interests of employees and shareholders, and motivates employees to contribute to the achievement of Firm objectives.
- Because we are not requesting additional shares for the NQ ESPP, and are instead reallocating shares from the Qualified ESPP, the NQ ESPP will not result in incremental dilution to shareholders.

Our Board unanimously recommends that you vote "FOR" this proposal. Proxies solicited by the Board will be voted "FOR" this proposal unless otherwise instructed.

Summary of the NQ ESPP

A copy of the NQ ESPP is attached to this proxy statement as Annex A and the following summary is qualified in its entirety by reference thereto. The capitalized terms not otherwise defined in this summary have the meaning assigned to them in the NQ ESPP.

PURPOSE AND ELIGIBILITY

The purpose of the NQ ESPP is to secure for the Firm and its shareholders the benefits of the incentive inherent in the ownership of Firm common stock by current and future employees of non-U.S. subsidiaries of the Firm by providing them with the opportunity to purchase shares at a discount through voluntary contributions from eligible pay. As of March 25, 2024, approximately 12,691 employees would be eligible to participate in the NQ

ESPP. The basis for participation in the NQ ESPP is the administrator's determination, in its discretion, that the individual's employer shall be a participating subsidiary under the NQ ESPP. In exercising its discretion, the administrator will consider the purposes of the NQ ESPP and such other factors it deems relevant.

EFFECTIVE DATE

If approved by shareholders, the NQ ESPP will become effective on May 23, 2024. The NQ ESPP will continue until terminated by the Board or the date that all shares available for issuance under the NQ ESPP have been issued.

SHARES RESERVED

The aggregate number of shares of Firm common stock that may be issued under the NQ ESPP may not exceed 5,000,000 shares. Shares subject to the NQ ESPP may be authorized but unissued, treasury shares, or both. The number of shares issuable under the NQ ESPP and the terms of purchase rights to acquire such shares are subject to adjustment as described below. The shares available for issuance under the NQ ESPP will be allocated from shares previously authorized under the Qualified ESPP. As of March 25, 2024, there were 36,555,600 shares of Company common stock remaining allocated for issuance under the Qualified ESPP.

ADMINISTRATION

The NQ ESPP will be administered by the Board. Subject to the express provisions of the NQ ESPP, the Board has the authority to interpret the NQ ESPP, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in administering the NQ ESPP, all of which determinations are final, binding and conclusive. The Board may, to the extent permitted by law, delegate any of its authority to administer the NQ ESPP to one or more officers of the Firm or to a committee (which may be a committee of the Board, or a committee comprised solely of officers of the Firm).

ENROLLMENT AND PARTICIPATION

An eligible employee may elect to participate in the NQ ESPP by completing a Firm-specified process. Participation in the NQ ESPP is voluntary. When enrolling, the eligible employee shall specify a payroll deduction amount of a percentage of eligible compensation, which shall be withheld from such employee's regular paychecks for the offering period. The administrator may determine and specify, from time to time, (i) the range of permissible percentages of eligible compensation an eligible employee may specify to be withheld and (ii) the maximum amount of eligible compensation that may be deducted for an eligible employee in any plan year. As of the date hereof, it is anticipated that participating employees will be permitted to contribute up to 25% of their eligible compensation to the NQ ESPP.

Eligible compensation means an eligible employee's base salary unless otherwise determined by the administrator. Eligible compensation may vary by location. Contributions are made on an after-tax basis.

No option under the NQ ESPP may permit an eligible employee to purchase shares of Firm common stock under all employee stock purchase plans (other than the Morgan Stanley United Kingdom Stock Ownership Plan) in an amount that, in the aggregate, would have a fair market value in excess of US$25,000 for each calendar year in which such option is outstanding. In addition, no option under the NQ ESPP may give any participant the right to purchase more than 1,000 shares during any offering period.

PARTICIPATION CHANGES AND TERMINATION OF EMPLOYMENT

Any participant may change his or her participation in the NQ ESPP by completing a Firm-specified process. The change will become effective on the first day of the first pay period following the completion of such process to which it may be practically applied. A participant who ceases participation in the NQ ESPP will be eligible to participate again in the NQ ESPP by completing a Firm-specified process (provided that he or she is otherwise an eligible employee at such later time).

If the employment of a participant terminates for any reason, then his or her participation in the NQ ESPP will terminate automatically as of the date of such termination of employment. All amounts in the participant's payroll deduction account accumulated during the offering period during which such termination occurs will be refunded to the participant as soon as administratively practicable. On termination of employment (except in the case of death), shares are subject to the 12-month transfer restriction noted below; however, shares purchased through the NQ ESPP may be sold without regard to the 12-month no sale period noted below.

OFFERING PERIOD

The NQ ESPP provides for monthly offering periods beginning on the day following a purchase date and continuing through the following purchase date.

PURCHASE PRICE; PURCHASE DATE

The price per share at which shares are purchased under the NQ ESPP will be expressed as a percentage of the fair market value of the Company common stock on the purchase date, as determined by the Board, but in no event will be less than 85% of the fair market value of the Firm common stock on the purchase date, or if the common stock was not traded on the purchase date, the immediately following date on which the common stock was traded. The purchase date is the second day of each month unless otherwise determined by the administrator.

HOLDING PERIOD

The shares purchased under the NQ ESPP cannot be sold or transferred for a period of 12-months from the first day of the offering period in connection with which such shares were purchased. Sales and transfers must comply with securities laws and the Firm's trading policies.

DIVIDENDS ON SHARES

A participant may elect to have all cash dividends paid with respect to shares of Company common stock held in the participant's account invested automatically in shares of Company common stock purchased at 100% of fair market value on the date such dividend is paid.

ADJUSTMENTS

In the event of a subdivision or consolidation of the outstanding shares of Firm common stock, or the payment of a stock dividend on the shares, the number of shares reserved or authorized to be reserved under the NQ ESPP will be increased or decreased, as the case may be, equitably by the Board. In the event of any other change affecting the Firm common stock, such adjustments will be made equitably by the Board to give proper effect to such event and will be subject to applicable law.

TRANSFERABILITY

Rights to purchase shares under the NQ ESPP may not be transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by a participant and may be exercised during a participant's lifetime only by the participant.

COMPLIANCE WITH APPLICABLE LAWS

The Firm's obligation to offer, issue, sell or deliver shares under the NQ ESPP is at all times subject to all approvals of and compliance with any governmental authorities (whether domestic or foreign) required in connection with the authorization, offer, issuance, sale or delivery of shares as well as all federal, state, local and foreign laws or as otherwise required under applicable stock exchange rules and regulations.

AMENDMENT AND TERMINATION

The Board (or its delegate as allowed under the terms of the NQ ESPP and applicable law) may amend or terminate the NQ ESPP in any respect at any time; provided, however, that the NQ ESPP may not be amended in a manner that will retroactively impair or otherwise adversely affect the rights of any person to benefits under the NQ ESPP which have accrued prior to the date of such action. The NQ ESPP will also terminate on the purchase date that participants become entitled to purchase shares of Firm common stock greater than the number of shares remaining available for purchase.

FEDERAL INCOME TAXATION

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to participation in the NQ ESPP. This summary deals with the general tax principles that apply to participation in the NQ ESPP and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Because circumstances may vary, we advise participants to consult their own tax advisors under all circumstances.

As noted above, only employees of certain of the Company's non-U.S. subsidiaries will be eligible to participate in the NQ ESPP.

The NQ ESPP is not intended to qualify as an employee stock purchase plan within the meaning of Section 423. The NQ ESPP is also not intended to qualify under Section 401 of the Internal Revenue Code and is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended. All shares purchased under the NQ ESPP will be purchased by the participants with after-tax income.

Under the Internal Revenue Code as currently in effect, a participant in the NQ ESPP will not recognize income on the grant of an option, nor will the Company be entitled to a deduction at that time. Upon the participant's purchase of Company common stock under the NQ ESPP, the participant will recognize income, and the Company will generally be entitled to a corresponding deduction. The amount of income recognized, and the Company's corresponding tax deduction, will be equal to the difference between the purchase price paid for the stock and the fair market value of Company common stock on the purchase date. When the participant sells any shares purchased under the NQ ESPP, the participant will have capital gain or loss equal to the difference, if any, between the proceeds of the sale and the participant's basis in the common stock (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long the common stock was held by the participant. No deductions will be available to the Company in connection with the disposition of shares of Company common stock purchased under the NQ ESPP.

All purchases of stock under the NQ ESPP by employees are subject to applicable withholding requirements.

NEW PLAN BENEFITS

Because benefits under the NQ ESPP depend on employees' elections to participate in the NQ ESPP and the fair market value of the shares of Company common stock at various future dates, it is not possible to determine future benefits that will be received by executive officers and other employees under the NQ ESPP. Our current executive officers, each of whom is employed by a U.S. subsidiary, and our non-employee directors are not eligible to participate in the NQ ESPP. The fair market value of a share of Company common stock on March 25, 2024, was $91.14.

REGISTRATION WITH THE SEC

If our shareholders approve the amendment to the NQ ESPP, we intend to file a Registration Statement on Form S-8 with the SEC to register the shares available for issuance under the NQ ESPP in the second or third quarter of 2024.

Our Board unanimously recommends that you vote "FOR" this proposal. Proxies solicited by the Board will be voted "FOR" unless otherwise instructed.

Equity Compensation Plan Information

The following table provides information about outstanding awards and shares of common stock available for future awards under all of Morgan Stanley's equity compensation plans. Morgan Stanley has not made any grants of common stock outside of its equity compensation plans.

	At December 31, 2023		
	(a)	(b)	(c)
plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	65,627,968	$—	121,306,601[2]
Equity compensation plans not approved by security holders	—	—	—
Total	**65,627,968**	**$—**	**121,306,601**

[1] Includes outstanding restricted stock unit and performance stock unit awards. The number of outstanding performance stock unit awards is based on the target number of units granted to senior executives.

[2] Includes the following:

[a] 37,023,840 shares available under the Qualified ESPP. Pursuant to this plan, which is qualified under Section 423, eligible employees are permitted to purchase shares of common stock at a discount to market price through regular payroll deduction. If Item 4 is approved by shareholders, 5,000,000 of the shares available under the Qualified ESPP will be reallocated for issuance under the NQ ESPP.

[b] 68,307,163 shares available under the Equity Incentive Compensation Plan. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units to be settled by the delivery of shares of common stock (or the value thereof), performance-based units, other awards that are valued by reference to or otherwise based on the fair market value of common stock, and other equity-based or equity-related awards approved by the CMDS Committee.

[c] 14,869,924 shares available under the Employee Equity Accumulation Plan, which includes 733,757 shares available for awards of restricted stock and restricted stock units. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units to be settled by the delivery of shares of common stock (or the value thereof), other awards that are valued by reference to or otherwise based on the fair market value of common stock, and other equity-based or equity-related awards approved by the CMDS Committee.

[d] 355,243 shares available under the Tax Deferred Equity Participation Plan. Awards consist of restricted stock units, which are settled by the delivery of shares of common stock.

[e] 750,431 shares available under the Directors' Equity Capital Accumulation Plan. This plan provides for periodic awards of stock units to non-employee directors and also allows non-employee directors to defer the cash fees they earn for services as a director in the form of stock units.

Shareholder Proposals

The Company sets forth below three shareholder proposals and the proponents' supporting statements. The Board and the Company accept no responsibility for the text of these proposals and supporting statements. The Board recommends that you vote against each of the three shareholder proposals. A proposal may be voted on at the annual meeting only if properly presented by the shareholder proponent or the proponent's qualified representative.

Item 5

Shareholder Proposal Requesting a Report on Risks of Politicized De-Banking

☒ Our Board unanimously recommends that you vote **"AGAINST"** this proposal.

Ridgeline Research LLC, 9711 Washingtonian Blvd., Suite 550, Gaithersburg, MD 20878, on behalf of the American Conservative Values ETF, the beneficial owner of 4,643 shares of common stock, has notified the Company that it intends to present the following proposal and related supporting statement at the annual meeting.

Proponent's Statement

Report on Risks of Politicized De-banking

Supporting Statement:

Financial institutions are essential pillars of the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating against customers. And the UN Declaration of Human Rights recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] These are an important part of protecting every American's right to free speech and free exercise of religion.

As shareholders of Morgan Stanley, we believe it is essential for the company to provide financial services on an equal basis without regard to factors such as race, color, religion, sex, national origin, or social, political, or religious views.

We are concerned with recent evidence of religious and political discrimination against customers by companies in the financial services industry, as seen in recent examples[2] and the 2022 Statement on Debanking and Free Speech.[3]

The 2023 edition of the Viewpoint Diversity Business Index[4] shows that many of the largest financial institutions include vague and subjective grounds to deny service like "reputational risk," "social risk," "misinformation," "hate speech" or "intolerance." These kinds of terms allow financial institutions to deny or restrict service for arbitrary or discriminatory reasons. They also give fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

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[1] https://www.un.org/en/about-us/universal-declaration-of-human-rights.

[2] https://adflegal.org/press-release/bank-america-boots-charity-serving-impoverished-ugandans-under-vague-risk-tolerance; https://www.newsweek.com/stop-troubling-trend-politically-motivated-debanking-opinion-1787639; https://www.dailymail.co.uk/news/article-12314423/The-Coutts-Farage-dossier-bank-admitted-ex-Ukip-leader-DID-meet-commercial-criteria-used-tweet-Ricky-Gervais-trans-joke-Novak-Djokovic-ties-decide-odds-position-inclusive-organisation.html; https://familycouncil.org/?p=25159

[3] https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf

[4] https://viewpointdiversityscore.org/business-index

When companies engage in this kind of discrimination, they hinder the ability of Americans to access the marketplace and instead become *de facto* regulators and censors. This undermines the fundamental freedoms of our country and is an affront to the public trust. Politicized debanking can also damage the company's reputation and ability to operate in favorable regulatory environments.

In early 2023, shareholders called for Chase, Mastercard, PayPal, Capital One, and Charles Schwab to assess whether they have adequate safeguards to prevent politicized de-banking.[5] Nineteen state attorneys general and fourteen state financial officers specifically called out Chase for their de-banking of a non-profit committed to advancing religious freedom and demanded action from the company to show good faith in addressing these widespread concerns.[6]

Resolved: Shareholders request the Board of Directors of Morgan Stanley conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

Statement of the Board Recommending a Vote Against this Proposal

The Board believes that this proposal is not in the best interest of Morgan Stanley or its shareholders and opposes this proposal for the reasons discussed below.

- **Morgan Stanley agrees with the proponent that "it is essential … to provide financial services on an equal basis without regard to factors such as race, color, religion, sex, national origin, or social, political, or religious views." The proponent states that it has concerns "with recent evidence of religious and political discrimination against customers in the financial services industry," and cites recent examples; however, none of the examples cited involve Morgan Stanley.**

- **Morgan Stanley is committed to avoiding discrimination in the provision of financial services on the basis of race, religion, or any other protected status or political views.** We follow established processes when engaging with clients to avoid arbitrary or discriminatory practices, and respect clients who represent a broad spectrum of different viewpoints. It is not our policy to debank clients solely because of their viewpoints.
  - We do not make decisions about client engagements and financings based on a client's race, color, religion (including religious views), sex, or national origin. Further, we value clients from across the political spectrum and believe in serving all of our clients, irrespective of political beliefs. We value and promote non-discrimination in every aspect of our business. Decisions regarding the cessation of any client engagements are handled carefully by internal teams that have expertise in these matters with due consideration of legal, regulatory, operational and other factors, and without regard to a clients' race, color, religion (including religious views), sex, national origin, social or political views.
  - Morgan Stanley's anti-discrimination policies are subject to robust governance and oversight, including by our Board of Directors (Board) that provides oversight of the Company's culture and conduct. In addition, each of the Audit Committee and CMDS Committee of the Board receives regular reports from management regarding compliance with Morgan Stanley's Code of Conduct (Code).[7]
  - It is not our policy to debank people because of their political views or religious affiliation. Morgan Stanley and its subsidiaries are subject to comprehensive consolidated supervision, regulation and examination by the

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5   https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf pg. 100 – 101; https://s201.q4cdn.com/231198771/files/doc_financials/2023/ar/PayPal-Holdings-Inc-Combined-2023-Proxy-Statement-and-2022-Annual-Report.pdf pg. 105 – 106; https://ir-capitalone.gcs-web.com/static-files/8de8dcce-b518-491d-bd78-b01a8a66028c page 149 – 153; https://content.schwab.com/web/retail/public/about-schwab/Charles_Schwab_2023_Proxy.pdf pg. 83 – 85.

6   https://www.wsj.com/articles/jpmorgan-targeted-by-republican-states-over-accusations-of-religious-bias-903c8b26

7   https://www.morganstanley.com/about-us-governance/code-of-conduct

Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and various other federal, state and international regulations, including customer due diligence guidance and the Bank Secrecy Act/Anti-Money Laundering legal and regulatory requirements. We may require the closure of certain client accounts in order to mitigate risk and comply with these various legal and regulatory requirements.

- **Morgan Stanley is committed to educating and training our employees on non-discriminatory practices.** The success of our client engagement process is further highlighted by our commitment to educating and training our employees on non-discriminatory practices.

  - The Code provides employees with the principles to help guide their conduct with clients and others who do business with Morgan Stanley. The Code makes clear that discrimination is not tolerated at Morgan Stanley, nor is behavior that violates law or Morgan Stanley's culture of inclusion. Every new hire and employee are required to annually certify to their understanding of and adherence to the Code.

  - Employees are required to promptly report any potential or actual violations of the Code or Morgan Stanley policy to their supervisor, a member of the Legal and Compliance Division, their Human Resources representative, a designated contact under a specific policy or through Morgan Stanley's Integrity Hotline, which is operated by an independent third-party reporting service.

  - We have policies prohibiting discrimination in lending. Morgan Stanley's Non-Discrimination and Anti-Harassment Policy is also distributed to employees annually as a continuing reminder that discriminatory conduct will not be tolerated. We provide annual training to our employees on non-discrimination and our Core Values (which include putting clients first and committing to diversity and inclusion) that we believe mitigates the risk that our employees will deny or restrict service for unlawful, arbitrary or discriminatory reasons.

For the foregoing reasons, the Board believes that the proposal's request for the Company to conduct an evaluation and issue a report evaluating how we oversee the risks related to discrimination is unnecessary. Morgan Stanley already has a number of established processes to avoid arbitrary or discriminatory practices, and we constantly review and assess these practices. Proponent has not cited any specific concerns relating to Morgan Stanley. We believe that adopting the proponent's proposal is not a good use of the Company's resources and would not provide shareholders with meaningful additional information.

Our Board unanimously recommends that you vote "AGAINST" this proposal. Proxies solicited by the Board will be voted "AGAINST" this proposal unless otherwise instructed.

Item 6

Shareholder Proposal Regarding Transparency in Lobbying

☒ Our Board unanimously recommends that you vote **"AGAINST"** this proposal.

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 100 shares of common stock, has notified the Company that he intends to present the following proposal and related supporting statement at the annual meeting.

Proponent's Statement

Proposal 6—Transparency in Lobbying



Resolved, Shareholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Morgan Stanley used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Morgan Stanley's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

A "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Morgan Stanley is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Governance and Sustainability Committee and posted on Morgan Stanley's website.

Supporting Statement

Full disclosure of Morgan Stanley's lobbying activities and expenditures is needed to assess whether Morgan Stanley's lobbying is consistent with its expressed goals and shareholders' interests. Morgan Stanley spent $37 million from 2010 – 2022 on federal lobbying. This does not include state lobbying, where Morgan Stanley also lobbies. Morgan Stanley also lobbies abroad, spending between €600,000 – 699,999 on lobbying in Europe for 2022.

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[13] Morgan Stanley fails to disclose its payments to trade associations and social welfare groups, or the amounts used for lobbying, to shareholders. Morgan Stanley discloses membership in the American Bankers

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[13] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

Association (ABA), Bank Policy Institute (BPI), Financial Services Forum (FSF), Securities Industry and Financial Markets Association and US Chamber of Commerce, which together spent $101 million on federal lobbying for 2022. Morgan Stanley's disclosure omits major trade association memberships, like the Business Roundtable and Managed Funds Association.

Morgan Stanley's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Morgan Stanley supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action,[14] and BPI and FSF both lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[15] A recent analysis looking at inconsistencies between banks' public climate commitments and their direct and indirect climate lobbying practices noted Morgan Stanley failed to publicly support the Inflation Reduction Act.[16] And while Morgan Stanley does not belong to or support the controversial American Legislative Exchange Council,[17] one of its trade associations does, as ABA supported its 2022 annual meeting.[18]

Statement of the Board Recommending a Vote Against this Proposal

The Board believes that this proposal is not in the best interest of Morgan Stanley or its shareholders and opposes this proposal for the reasons discussed below.

- **We are committed to providing our shareholders with meaningful disclosure about our lobbying activities and trade association participation, as detailed below.** The Morgan Stanley Corporate Political Activities Policy Statement (Policy Statement), available on our website at https://www.morganstanley.com/about-us-governance/policy-polcontr, and existing public disclosure already address the material items requested in this proposal.

- **Our Policy Statement is designed to provide transparency with respect to the principles and procedures concerning Morgan Stanley's political contributions, political action committee, lobbying activities and trade association participation.**
  - Our Policy Statement is a key source of information for our shareholders and includes recent enhancements approved by the Governance and Sustainability Committee to further increase transparency with respect to our lobbying activities and consolidate our existing public disclosures, including our policies related to grassroots lobbying and organizations that write or endorse model legislation and disclosure regarding our average lobbying expenditures for the past three years and the aggregate dues attributable to lobbying by U.S. trade associations.
  - Morgan Stanley does not make corporate contributions in the U.S. at the federal, state or local level to candidates, political party committees, ballot committees or political action committees even when permitted to do so by applicable law. Further, Morgan Stanley does not use corporate resources for independent expenditures or electioneering communications, as defined by U.S. federal election law, and does not make contributions to Super Political Action Committees that accept corporate contributions to make independent expenditures in connection with U.S. elections. In 2023, Morgan Stanley reported compliance with this prohibition and included this report in our Policy Statement.
  - Morgan Stanley sponsors the Morgan Stanley Political Action Committee (MSPAC), which is funded solely by voluntary employee contributions. MSPAC is a federal political action committee registered with the Federal Election Commission. Morgan Stanley does not sponsor any state or local political action committees. Information about MSPAC is available at https://www.fec.gov/data/.

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[14] https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

[15] https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

[16] https://www.ceres.org/news-center/press-releases/new-benchmark-analysis-us-banks-reveals-inconsistencies-between-climate.

[17] https://www.wbur.org/hereandnow/2023/03/22/esg-investing-fossil-fuels.

[18] https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

- ○ We participate in the public policy arena on a wide range of issues that are important to our shareholders, clients and employees, including issues related to the global financial regulatory environment, the growth and stability of the global economy and the health of capital markets.

    - We do not generally engage in grassroots lobbying, but if we did engage in grassroots lobbying in a given year, we would publicly disclose any related expenditures in our Policy Statement and comply with all applicable reporting requirements. Morgan Stanley reported in its most recent Policy Statement that it did not engage in grassroots lobbying in 2023.

- ○ Morgan Stanley participates in a number of trade associations and industry groups representing the interests of both the financial services industry and our business segments as well as the broader business community. The principal U.S. trade associations that Morgan Stanley belongs to are disclosed in our Policy Statement. We may not always support every position taken by these organizations or their members through lobbying or otherwise; however, we believe our participation in these organizations is important to the advancement of our employees' professional development and networking and to promoting public policy objectives of importance to our shareholders and clients.

    - Morgan Stanley does not generally participate in any tax-exempt organizations in the U.S. that are primarily organized to write, endorse or promote model legislation.

    - Morgan Stanley reported in its most recent Policy Statement that we informed our principal U.S. trade associations of our corporate policy prohibiting making U.S. political contributions and instructed them not to use payments made by Morgan Stanley for election-related activity.

- **We remain committed to complying with all applicable laws relating to political contributions and lobbying activities, including lobbying registration and regular reporting, as provided in our Policy Statement.**

    - ○ We are subject to extensive federal, state and local lobbying registration and disclosure requirements, including the Lobbying Disclosure Act of 1995 as amended by the Honest Leadership and Open Government Act of 2007 (Lobbying Disclosure Act) and numerous state lobbying statutes.

    - ○ We disclose our U.S. federal lobbying costs and the issues to which they relate in quarterly reports filed pursuant to the Lobbying Disclosure Act. Our quarterly reports are available at https://lda.senate.gov/system/public/. In addition, we enhanced our disclosure to include Morgan Stanley's average lobbying expenditures for the years ended December 31, 2021, December 31, 2022, and December 31, 2023.

    - ○ We disclose dues attributable to lobbying by U.S. trade associations in our quarterly reports filed pursuant to the Lobbying Disclosure Act. We also disclose state and local lobbying costs where required by law. In addition, we enhanced our disclosure to include the annual aggregate dues attributable to lobbying by U.S. trade associations, as reported to us by those associations, in our Policy Statement.

    - ○ Political contributions made by MSPAC are reported to the Federal Election Commission as required by the Federal Election Campaign Act, Municipal Securities Rulemaking Board Rule G-37, Investment Advisers Act Rule 206(4)-5, Commodity Futures Trading Commission Rule 23.451 and Security-Based Swap Dealer Rule 15Fh-6.

- **Our lobbying activities and expenditures, political activities and contributions, and participation in trade associations are subject to oversight by management and the Board as described in our Policy Statement.**

    - ○ Our legislative and regulatory priorities, including lobbying activities and expenditures, are managed by our Government Relations Department, in coordination with senior management, and are overseen by the Company's Chief Legal Officer and Chief Administrative Officer, who is a member of the Company's Operating Committee and reports to the Chief Executive Officer.

    - ○ Our management-level policy on U.S. Political Contributions and Activities, which is reviewed and approved annually by a management-level risk committee, is designed to permit employees, Morgan Stanley and MSPAC to pursue permissible political activities in compliance with applicable laws and regulatory requirements and with the principles set forth in our Policy Statement.

    - ○ Our Code of Conduct, which is reviewed and approved annually by the Board of Directors, governs our and our employees' political contributions and activities and is designed to help ensure compliance with applicable laws and regulatory requirements and with the principles set forth in our Policy Statement.

- The Governance and Sustainability Committee of the Board, comprised of solely independent directors, annually reviews and approves our Policy Statement. It also oversees and receives reports, at least annually, from Morgan Stanley's Government Relations Department on (1) Morgan Stanley's compliance with its Policy Statement prohibiting U.S. corporate political contributions, (2) political contribution activities of MSPAC, (3) Morgan Stanley's significant lobbying priorities, and expenditures attributable to lobbying in the U.S., and (4) Morgan Stanley's membership in, and expenditures relating to, its principal U.S. trade associations.

In light of the robust public disclosure that we make available to shareholders that already addresses the material items requested by the proposal, the creation of a separate annual report restating existing, publicly available information and disclosed in accordance with comprehensive federal, state and local regulations, would be an inefficient use of the Company's resources.

Our Board unanimously recommends that you vote "AGAINST" this proposal. Proxies solicited by the Board will be voted "AGAINST" this proposal unless otherwise instructed.

Item 7

Shareholder Proposal Requesting a Clean Energy Supply Financing Ratio

☒ Our Board unanimously recommends that you vote **"AGAINST"** this proposal.

The Comptroller of the City of New York, One Centre Street, 8th Floor North, New York, NY 10007, on behalf of the New York City Teachers' Retirement System, the beneficial owner of 744,241 shares of common stock; the New York City Employees' Retirement System, the beneficial owner of 577,023 shares of common stock; the New York City Police Pension Fund, the beneficial owner of 351,632 shares of common stock; and the New York City Board of Education Retirement System, the beneficial owner of 71,381 shares of common stock, has notified the Company that it intends to present the following proposal and related supporting statement at the annual meeting.

Proponent's Statement

Clean Energy Supply Financing Ratio

Resolved

Shareholders request that Morgan Stanley ("Company") disclose annually its Clean Energy Supply Financing Ratio ("Ratio"), defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe Company's methodology, including what it classifies as "low carbon" or "fossil fuel."

Supporting Statement

The Intergovernmental Panel on Climate Change ("IPCC") has advised that greenhouse gas emissions must be halved by 2030 and reach net zero by 2050. According to the International Energy Agency ("IEA"), this requires rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.[19]

Banks aligning their activities with their own climate goals are better prepared to manage the risks, including legal, reputational and financial risks, associated with the global energy transition. Furthermore, they can capitalize on profitable opportunities in clean energy and position themselves as leaders in a rapidly changing market. Since 2022, banks have reportedly earned more in lending and underwriting fees from clean energy projects than from oil, gas, and coal companies.[20]

In 2020, Company has committed to achieve net zero emissions by 2050[21] and has subsequently committed to $750 billion to support low-carbon solutions and green solutions by 2030.[22] While this financing commitment appears significant, investors need more information to assess it relative to Company's financing of fossil fuels, which totaled approximately $153 billion since 2016, ranking it one of fossil fuels' largest financers.[23]

According to BloombergNEF's recent report, Financing the Transition: Energy Supply Investment and Bank Financing Activity ("BloombergNEF Report"),[24] the pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down. Synthesizing the seven most frequently referenced 1.5C —

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[19] https://www.iea.org/reports/net-zero-by-2050

[20] https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year

[21] https://www.morganstanley.com/press-releases/morgan-stanley-announces-commitment-to-reach-net-zero-financed-e

[22] https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/Morgan_Stanley_2022_ESG_Report.pdf

[23] https://www.bankingonclimatechaos.org/wp-content/uploads/2023/08/BOCC_2023_vF.pdf

[24] https://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary-2023.pdf

aligned pathways (IEA; Network for Greening the Financial System; IPCC), it concluded that, to achieve net zero emissions by 2050, the Ratio must reach a minimum of 4:1 by 2030, rise to 6:1 in the 2030s and 10:1 thereafter. Bloomberg estimated Company's 2021 Ratio at 0.9.[25]

Clean-energy-to-fossil-fuel financing ratios have emerged as a key metric for assessing progress in financing the clean energy transition. The IEA tracks one,[26] and they have been recognized by the leading bank climate alliances in which Company participates, including the Glasgow Financial Alliance for Net Zero and the Net Zero Banking Alliance, which advised that comparable indicators for "reporting requirements could include …a transition finance ratio."[27]

At management's discretion, we recommend Company:

- Set timebound Ratio targets aligned with its net zero commitment.
- Consult BloombergNEF Report when setting Ratio targets and defining "low carbon" and "fossil fuel" financing.
- Work to establish standardized industrywide methodologies.
- Include lending in its ratio if methodologically sound.

We urge shareholders to vote FOR the proposal.

Statement of the Board Recommending a Vote Against this Proposal

The Board believes that this proposal is not in the best interest of Morgan Stanley or its shareholders and opposes this proposal for the reasons discussed below.

Morgan Stanley has committed to achieving net-zero financed emissions by 2050 and has announced 2030 interim financed emissions targets. Our strategy is to leverage standardized approaches to climate reporting. The proposal requests that Morgan Stanley disclose a new metric, the Clean Energy Supply Financing Ratio (Ratio), that does not have a standardized industry-wide methodology. The supporting statement to the proposal recommends that Morgan Stanley "work to establish standardized industry-wide methodologies" and "set timebound Ratio targets aligned with our net zero commitment."

We believe that it would be imprudent to disclose this Ratio for a number of reasons, including (i) the lack of any standardized calculation methodology; (ii) the potential implication that such disclosure means that we support the use of the Ratio as a meaningful representation of our progress toward our climate goals; and (iii) possible interest in having us set targets in accordance with the Ratio like the supporting statement suggests. We believe that it is critical that the Company has the flexibility to engage with our clients in helping them achieve their transition plans consistent with meeting our net-zero commitment.

We believe that it would be imprudent to disclose the Ratio for a number of reasons, including:

- **Morgan Stanley takes seriously our responsibility to reduce greenhouse gas emissions, and we are committed to considering climate change throughout our business, operational and risk management activities.**
  - We were the first major U.S. global financial services firm to commit to achieve net-zero financed emissions by 2050, which we continue to support and work towards. In 2021, we announced our 2030 interim financed emissions targets for the auto manufacturing, energy and power sectors, the most emissions-intensive sectors that we identified in our corporate lending portfolio.

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[25] https://www.bloomberg.com/news/articles/2023-02-28/banks-need-even-bigger-low-carbon-pivot-to-avert-climate-crisis?leadSource=uverify%20wall

[26] https://www.iea.org/reports/world-energy-investment-2023/overview-and-key-findings

[27] https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf

- ○ Our interim financed emissions targets were informed by the International Energy Agency's Net-Zero Emissions by 2050 Scenario, which describes a possible pathway for the energy sector and related industries to achieve global net-zero emissions by 2050, in line with the Paris Agreement's goal to limit long-term temperature increase to 1.5°C.

- ○ In 2021, we also committed to mobilize $1Tn in capital towards sustainable solutions, including $750Bn in low-carbon and green solutions. We have mobilized over $700Bn towards this goal overall, and $550Bn towards the low-carbon and green subset.

- **Morgan Stanley has an established net-zero commitment and strategy to meet our 2030 targets. We believe that the proposal's request to disclose the Ratio could draw attention away from our focus on emissions-based targets, that draw on industry standards, to a clean energy financing Ratio instead.**

  - ○ Unlike approaches to carbon accounting and reporting, where there is clear, globally harmonized guidance (e.g., Partnership for Carbon Accounting Financials, and Task Force on Climate-Related Financial Disclosure (TCFD)), there is no standard or agreed upon way to determine the Ratio requested by the proposal. Disclosing the Ratio, even with discretion to calculate it in accordance with our own methodology, could potentially raise a number of questions, including whether our approach to the disclosure is similar to those of other companies that may also elect to disclose the Ratio. It is also possible that we are later asked by other stakeholders to have targets tied to the Ratio if we disclose it. As cited in the supporting statement to the proposal, an estimated Ratio calculated by Bloomberg is already publicly available. As such, if our Ratio is different, we may encounter criticism regarding our approach for the calculation.

  - ○ In our net-zero strategy, we have been intentional in helping to inform and leverage standardized frameworks and approaches, which helps enhance comparability. We believe this is in the best interest of our clients, shareholders and other stakeholders. We believe that the lack of a standardized method at this time makes it challenging to report a Ratio that would be meaningful as a way to compare companies. It is also unclear what the incremental value to shareholders would be of publishing an additional proprietary metric that may not be consistent with our net-zero strategy, nor comparable to other firms that may produce such a proprietary metric.

- **We believe our existing targets and metrics properly incentivize Morgan Stanley to proactively work with our clients on climate transition opportunities, which we think is the most appropriate strategy for Morgan Stanley, our clients, and our shareholders, as well as for addressing real-economy greenhouse emissions. Management needs flexibility to assist our clients with their transition plans as part of our overall net-zero strategy.**

  - ○ We recognize that the path to achieving our 2030 interim targets will not always be linear and we accept that, in some cases, lending to companies that are transitioning may result in our financed emissions increasing in the short term or over certain periods.

  - ○ Companies transitioning to more sustainable operations will require significant capital over a long period of time based on needs that are not foreseeable today. Morgan Stanley's financed emissions reduction approach allows us the flexibility to help finance this transition, which is important to optimize and meet energy demands in ways that are in the best interests of our clients and shareholders, and to take into account changing geopolitical realities that will likely impact future oil and gas demand and timing of related fossil fuel production.

  - ○ Morgan Stanley recently launched a Climate Strategy Assessment Framework (CSAF) designed to understand and assess clients' low-carbon transition plans, and how those plans align with our own climate-related commitments. The purpose of the CSAF is to help inform business decisions, and we therefore do not believe the information requested by the proposal is necessary or appropriate.

  - ○ We do not view the Ratio cited by the proposal as distinguishing between funding for fossil fuel companies actively managing to a transition plan and funding for fossil fuel companies that are not focused on similar efforts. It is possible that disclosure of the Ratio would lead to an interest in reducing emissions or related funding levels for fossil fuel companies by withdrawing capital from carbon-intensive sectors.

  - ○ It appears to us that the Ratio could also be influenced by a range of arbitrary factors that would fluctuate based on variables, including the capital needs of various clients at different points in the economic and energy price cycles, capital required for climate transition, the pace and development of new climate technologies, external policies, and the need to finance some level of fossil fuel usage for a period of years while cleaner alternatives scale. Importantly, we have been able to provide financing to the fossil fuel industry as well as for sustainability purposes. Because of the many potential drivers impacting this Ratio, the Ratio may show progress that is inapposite to progress we may be making on our existing 2030 financed emissions targets.

- The transition to a low-carbon economy may pose various challenges and opportunities to different companies. Such opportunities may present themselves over a long timeline, and as noted above, may require financing in both the near- and long-term.
- These opportunities include transition to low-carbon energy development, electrification of upstream operations and investment in assets that reduce emissions. Fossil-fuel clients that seek financial solutions to implement these changes present opportunities for partnership with us in multiple alternative ways that support the transition to a low-carbon economy, to the benefit of Morgan Stanley and our shareholders, as well as the climate.

- **Given that we already disclose financed emissions data related to our interim targets and will include enhanced disclosures in our 2023 ESG Report, we do not believe that developing and calculating the proposed Ratio would be in the best interests of our clients or our shareholders.**
  - Our 2023 ESG Report will continue to include a dedicated climate section that leverages guidance from the TCFD.
  - We will also include additional disclosure in our 2023 ESG Report to provide more information on our CSAF, including progress made since our 2022 ESG Report to further leverage the CSAF in our business activities.
  - In addition, we will continue to report on progress towards our $1Tn sustainable finance target and the $750Bn low-carbon and green subset.

For the foregoing reasons, the Board believes that the disclosure of the Ratio could ultimately end up affecting management's discretion in developing and managing our strategy to align our business with net-zero by 2050, to the detriment of our clients, shareholders and real-economy emissions reductions.

Our Board unanimously recommends that you vote "AGAINST" this proposal. Proxies solicited by the Board will be voted "AGAINST" this proposal unless otherwise instructed.

Information About the Annual Meeting

Questions and Answers

Where is the Annual Meeting?

In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually this year at www.virtualshareholdermeeting.com/MS2024. Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy in advance of the meeting.

How Do I Attend the Annual Meeting?

You are entitled to attend and participate in the annual meeting only if you were a shareholder of record as of the close of business on the record date, March 25, 2024, or hold a valid proxy for the meeting. To attend the annual meeting, log into www.virtualshareholdermeeting.com/MS2024, and enter the 16-digit control number found on your Notice or proxy card or the voting instructions you received within the body of the email you received containing the proxy statement. We encourage you to access the webcast prior to the scheduled start time of the annual meeting. If you encounter any difficulties accessing the virtual annual meeting, please call the technical support number that will be posted on the virtual annual meeting log-in page at www.virtualshareholdermeeting.com/MS2024. By your attendance, you acknowledge that you have received and agreed to abide by the rules of conduct for our annual meeting that will be made available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2024. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to participate.

How Can I Ask Questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual annual meeting as they would at an in-person meeting. Shareholders as of our record date who attend and participate in our virtual annual meeting will have an opportunity to submit questions live via the Internet through the virtual meeting platform at www.virtualshareholdermeeting.com/MS2024. We will respond to questions during a designated portion of the meeting. In accordance with the rules of conduct for our annual meeting available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2024, shareholders should include their name in the field provided and limit themselves to two questions in order to give as many shareholders as possible the opportunity to ask questions. If we receive substantially similar questions from multiple shareholders, we may group such questions together and provide a single response to avoid repetition. Only questions that comply with the rules of conduct for our annual meeting will be answered.

Who Can Vote at the Annual Meeting?

You may vote all shares of Morgan Stanley's common stock that you owned as of the close of business on March 25, 2024, the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Each share of common stock entitles you to one vote on each matter voted on at the annual meeting. On the record date, 1,626,632,188 shares of common stock were outstanding.

What Is the Quorum to Hold the Meeting?

The holders of a majority of the voting power of the outstanding shares of common stock, represented in person or by proxy, constitute a quorum for the annual meeting of shareholders. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Virtual attendance at our annual meeting constitutes presence in person for purposes of a quorum at the meeting.

What Vote Is Required and How Will My Votes Be Counted?

The following table sets forth the vote standard applicable to each proposal, as determined by the Firm's bylaws and applicable regulatory guidance, at a meeting at which a quorum is present.

Proposal	Board's Recommendation	Vote Required to Adopt Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
Election of Directors	FOR	Majority of votes cast (for and against) with respect to such director*	No Effect	No Effect
Ratification of Appointment of Auditor	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	Not Applicable
Non-Binding Advisory Vote to Approve Executive Compensation	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Approval of Non-U.S. Nonqualified Employee Stock Purchase Plan	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Shareholder Proposals	AGAINST	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect

*   Under Delaware law, if a director does not receive a majority of votes cast in an uncontested election, the director will continue to serve on the Board. Pursuant to the bylaws, each director has submitted an irrevocable letter of resignation that becomes effective, contingent on the Board's acceptance, if the director does not receive a majority of votes cast in an uncontested director election. In such case, if a director does not receive a majority of votes cast, the Board will make a determination to accept or reject the resignation and publicly disclose its decision within 90 days after the certification of the election results.

Is My Vote Confidential?

Our bylaws provide that your vote is confidential and will not be disclosed to any officer, director or employee, except in certain limited circumstances such as when you request or consent to disclosure. Voting of the shares held in the 401(k) Plan also is confidential.

How Do I Submit Voting Instructions for Shares Held Through a Broker?

If you hold shares through a broker, follow the voting instructions you receive from your broker. If you do not submit voting instructions to your broker, your broker may still be permitted to vote your shares in certain cases. NYSE member brokers may vote your shares as described below:

- **Non-discretionary Items. All items, other than the ratification of the appointment of Morgan Stanley's independent auditor, are "non-discretionary" items. It is critically important that you submit your voting instructions if you want your shares to count for non-discretionary items**. Your shares will remain unvoted for such items if your NYSE member broker does not receive voting instructions from you.

- **Discretionary Item**. The ratification of the appointment of Morgan Stanley's independent auditor is a "discretionary" item. NYSE member brokers that do not receive instructions from beneficial owners may vote on this proposal in their discretion.

If you do not submit voting instructions, the broker will submit a proxy for your shares voting discretionary items, but will not vote non-discretionary items. This results in a "broker non-vote" for non-discretionary items.

How Do I Submit Voting Instructions for Shares Held in My Name?

If you hold shares as a record shareholder, you may have your shares voted by submitting a proxy for your shares by mail, telephone or the Internet as described on the proxy card. If you submit your proxy via the Internet, you may incur Internet access charges. Submitting your proxy will not limit your right to vote at the annual meeting. A properly completed and submitted proxy will be voted in accordance with your instructions, unless you subsequently revoke your proxy in accordance with the procedures described below (see "How Can I Revoke My Proxy?").

If you submit a signed proxy card without indicating your voting instructions, the person voting the proxy will vote your shares according to the Board's recommendations.

How Do I Submit Voting Instructions for Shares Held in Employee Plans?

If you hold shares in, or have been awarded stock units under, certain employee plans, you will separately receive directions on how to submit your voting instructions. Shares held in the following employee plans also are subject to the following rules:

401(k) Plan. The Northern Trust Company (Northern Trust), the 401(k) Plan's trustee, must receive your voting instructions for the common stock held on your behalf in the 401(k) Plan on or before May 20, 2024. If Northern Trust does not receive your voting instructions by that date, it will vote such shares together with other unvoted, forfeited and unallocated shares in the 401(k) Plan in the same proportion as the voting instructions that it receives from other participants in the 401(k) Plan. On March 25, 2024, there were 28,280,294 shares in the 401(k) Plan.

Other Equity-Based Plans. State Street Global Advisors Trust Company acts as trustee for the Trust that holds shares of common stock underlying stock units awarded to employees under several of Morgan Stanley's equity-based plans. Employees allocated shares held in the Trust must submit their voting instructions for receipt by the trustee on or before May 20, 2024. If the trustee does not receive your instructions by that date, it will vote such shares, together with shares held in the Trust that are unallocated or held on behalf of former Morgan Stanley employees and employees in certain jurisdictions outside the U.S., in the same proportion as the voting instructions that it receives for shares held in the Trust in connection with such plans. On March 25, 2024, 58,298,248 shares were held in the Trust in connection with such plans.

How Can I Revoke My Proxy?

You can revoke your proxy at any time before your shares are voted by (1) delivering a written revocation notice prior to the annual meeting to Martin M. Cohen, Corporate Secretary, Morgan Stanley, 1585 Broadway, Suite C, New York, New York 10036; (2) submitting a later-dated proxy that we receive no later than when the polls close during the annual meeting; or (3) voting at the annual meeting. Attending the annual meeting does not revoke your proxy unless you vote at the meeting.

Why Did I Receive a One-Page Notice Regarding the Internet Availability of Proxy Materials?

Pursuant to SEC rules, we are mailing to certain of our shareholders a Notice about the availability of proxy materials on the Internet instead of paper copies of the proxy materials. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution and reduce the environmental impact of our annual meeting. All shareholders receiving the Notice will have the ability to access the proxy materials and submit a proxy over the Internet. **It is important that you submit your proxy to have your shares voted.**

Instructions on how to access the proxy materials over the Internet or to request a paper copy of the proxy materials may be found in the Notice. The Notice is not a proxy card and cannot be returned to submit your vote. You must follow the instructions on the Notice to submit your proxy to have your shares voted.

Other Business

We do not know of any other matters that may be presented for action at the meeting other than those described in this proxy statement. If any other matter is properly brought before the meeting, the proxy holders will vote on such matter in their discretion as permitted under SEC rules.

How Can I Submit a Shareholder Proposal or Nominate a Director for the 2024 Annual Meeting?

Shareholders intending to present a proposal at the 2025 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing to Martin M. Cohen, Corporate Secretary, 1585 Broadway, Suite C, New York, New York 10036 or by email to shareholderproposals@morganstanley.com. We must receive the proposal no later than December 6, 2024.

Shareholders intending to present a proposal at the 2025 annual meeting (but not to include the proposal in our proxy statement) or to nominate a person for election as a director (but not to include such nominee in our proxy materials) must comply with the requirements set forth in our bylaws. The bylaws require, among other things, that our Corporate Secretary receive written notice from the record shareholder of intent to present such proposal or nomination no earlier than the close of business on the 120th day and no later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. Therefore, the Firm must receive notice of such a proposal or nomination for the 2025 annual meeting no earlier than the close of business on January 23, 2025, and no later than the close of business on February 22, 2025. The notice must contain the information required by the bylaws.

As described under "Corporate Governance Matters — Corporate Governance Practices — Shareholder Rights and Accountability," we have adopted proxy access. Under our bylaws, shareholders who meet the requirements set forth in our bylaws may nominate a person for election as a director and include such nominee in our proxy materials. The bylaws require, among other things, that our Corporate Secretary receive written notice of the nomination no earlier than the close of business on the 150th day and no later than the close of business on the 120th day prior to the anniversary of the mailing date of the proxy statement for the preceding year's annual meeting. Therefore, the Firm must receive notice of such a nomination for the 2025 annual meeting no earlier than the close of business on November 6, 2024, and no later than the close of business on December 6, 2024.

Our bylaws are available at www.morganstanley.com/about-us-governance, or upon request to our Corporate Secretary.

What Are the Costs of Soliciting Proxies for the Annual Meeting?

We will pay the expenses for the preparation of the proxy materials and the solicitation by the Board of your proxy. Our directors, officers and employees, who will receive no additional compensation for soliciting, and D.F. King & Co., Inc. (D.F. King) may solicit your proxy, in person or by telephone, mail, or other means of communication. We will pay D.F. King fees not exceeding $25,000 plus expenses. We will also reimburse brokers, including our subsidiary broker-dealers and other nominees, for costs they incur mailing proxy materials.

What if I Share an Address with Another Shareholder?

"Householding" reduces our printing and postage costs by permitting us to send one Annual Report and proxy statement to shareholders sharing an address (unless we have received contrary instructions from one or more of the shareholders sharing that address). Shareholders may request to discontinue or begin householding by contacting Broadridge Financial Services at (866) 540-7095 or by sending a written request to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Any householded shareholder may request prompt delivery of a copy of the Annual Report or proxy statement by contacting us at (212) 762-8131 or may write to us at Investor Relations, 1585 Broadway, New York, NY 10036.

How Can I Consent to Electronic Delivery of Annual Meeting Materials?

This proxy statement and the Annual Report are available on our website at www.morganstanley.com/2024ams. You can save the Firm postage and printing expense by consenting to access these documents over the Internet. If you consent, you will receive notification next year when these documents are available with instructions on how to view them and submit voting instructions. You may sign up for this service through enroll.icsdelivery.com/ms. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as cable, telephone and Internet access charges, for which you will be responsible.

Annex A

MORGAN STANLEY
NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

SECTION 1 - PURPOSE

The purpose of the Plan is to secure for the Company and its stockholders the benefits of the incentive inherent in the ownership of Common Stock by current and future Eligible Employees.

The Plan is not intended to qualify as an "employee stock purchase plan" under Code Section 423.

SECTION 2 - DEFINITIONS

When used herein, the following terms shall have the following meanings:

2.1 "Administrator" means the Board of Directors or such officer or officers of the Company or such committee (which need not be a committee of the Board of Directors, but, if not a committee of the Board of Directors, then the committee shall be composed solely of officers of the Company) to whom the Board of Directors delegates authority under the Plan in accordance with Section 12.1.

2.2 "Applicable Laws" means the requirements relating to the administration of equity-based awards under applicable U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws or regulations of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

2.3 "Beneficiary" means such person, persons, or entity as are designated pursuant to Section 12.5 to receive, upon a Participant's death, all or a portion of such Participant's Common Stock Account and Payroll Deduction Account.

2.4 "Board of Directors" means the Board of Directors of the Company, or any committee of such Board of Directors as the Board of Directors may determine from time to time.

2.5 "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto.

2.6 "Common Stock" means common stock, par value $0.01 per share, of the Company.

2.7 "Common Stock Account" means the account established with, and maintained by, the Custodian for the purpose of holding Common Stock purchased pursuant to this Plan.

2.8 "Company" means Morgan Stanley, a Delaware corporation, and its successors and assigns.

2.9 "Custodian" means the agent selected by the Company to hold Common Stock purchased under the Plan.

2.10 "Eligible Compensation" means, unless otherwise determined by the Administrator, base salary received by an Eligible Employee as compensation for services provided to any Subsidiary. The definition of Eligible Compensation may vary by location.

2.11 "Eligible Employee" means all employees of Subsidiaries that have been designated as eligible to participate in the Plan pursuant to and in accordance with rules prescribed by the Administrator from time to time, which rules, however, shall neither permit nor deny participation in the Plan contrary to the requirements of Applicable Law.

2.12 "Employer" means the employer of the applicable Eligible Employee.

2.13 "Fair Market Value" means the closing price of the Common Stock on the date in question; or if the Common Stock shall not have been traded on such date, such closing price of the Common Stock on the immediately following day on which the Common Stock was traded; or, if the Common Stock was not so traded, such other amount as may be determined by the Board of Directors in its sole discretion.

2.14 "<u>International Supplement</u>" means the document that sets forth supplemental terms and conditions for participation in the Plan by Eligible Employees, as amended from time to time.

2.15 "<u>Offering</u>" means an offer of an option that may be exercised during an Offering Period. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering.

2.16 "<u>Offering Period</u>" means the period beginning on the day following a Purchase Date and continuing through the following Purchase Date.

2.17 "<u>Participant</u>" means an Eligible Employee who has met the requirements of Section 3 and has elected to participate in the Plan pursuant to Section 4.1.

2.18 "<u>Payroll Deduction Account</u>" means the bookkeeping entry established by the Company for each Participant pursuant to Section 4.3.

2.19 "<u>Plan</u>" means the Morgan Stanley Nonqualified Employee Stock Purchase Plan as set forth herein and as amended from time to time, together with the International Supplement.

2.20 "<u>Plan Year</u>" means a calendar year.

2.21 "<u>Purchase Date</u>" means, unless otherwise determined by the Administrator, the second (2nd) day of each month. The definition of Purchase Date may vary by location.

2.22 "<u>Subsidiary</u>" means any corporation designated by the Administrator which constitutes a "subsidiary" of the Company, within the meaning of Code Section 424(f). A Subsidiary may be designated for participation in either the Plan or the Company's qualified employee stock purchase plan, but not both.

SECTION 3 - ELIGIBILITY

3.1 <u>General Rule</u>. Subject to Section 3.3, each Eligible Employee shall be eligible to participate in the Plan beginning on the later of (i) the Eligible Employee's date of hire by the Company or any Subsidiary and (ii) the date such employee becomes an Eligible Employee. An Eligible Employee who has met the requirements of this Section 3.1 and who ceases to be an Eligible Employee shall again become eligible to participate in the Plan when he again becomes an Eligible Employee.

3.2 <u>Leave of Absence</u>. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. A Participant who, upon failing to return to work following a leave of absence, is deemed not to be an employee, shall not be entitled to participate in any Offering commencing after such termination of employment, and such Participant's Payroll Deduction Account shall be paid out in accordance with Section 3.3 and shares held in the Participant's Common Stock Account may be withdrawn or sold subject to Section 6.2.

3.3 <u>Termination of Employment</u>. A Participant whose employment with the Company and its Subsidiaries terminates for any reason shall cease to be an Eligible Employee as of, and no options shall be granted to such Participant pursuant to Section 5.2 following, the date of the Participant's termination of employment and any amount credited to such Participant's Payroll Deduction Account shall be refunded to the Participant or, in the event of a Participant's death, the Participant's spouse, or if the Participant is not survived by a spouse, the Participant's estate, as soon as administratively practicable.

3.4 <u>Common Stock Account</u>. As a condition to participation in this Plan, each Eligible Employee shall be required to hold shares purchased hereunder in a Common Stock Account and such employee's decision to participate in the Plan shall constitute the appointment of the Custodian as custodial agent for the purpose of holding such shares. Such Common Stock Account will be governed by, and subject to, the terms and conditions hereof and of a written agreement between the Company and the Custodian.

SECTION 4 - PARTICIPATION AND PAYROLL DEDUCTIONS

4.1 <u>Enrollment</u>. Each Eligible Employee may elect to participate in the Plan for an Offering Period by completing a Company-specified enrollment process. Upon completing the enrollment process, an Eligible Employee shall commence participation in the Plan on the next practicable Purchase Date. Each Eligible Employee shall be advised of the purchase price (expressed as a percentage of Fair Market Value) determined under Section 5.2(b) before enrolling in the Plan.

4.2 <u>Amount of Deduction</u>. When enrolling, the Eligible Employee shall specify a payroll deduction amount of a percentage (in whole numbers) of Eligible Compensation which shall be withheld from such Eligible Employee's regular paychecks for the Offering Period; *provided, however*, that the Administrator may determine and specify, from time to time, (i) the range of permissible percentages of Eligible Compensation an Eligible Employee may specify to be withheld and (ii) the maximum amount, if any, of Eligible Compensation that may be deducted for an Eligible Employee in any Plan Year; and provided further that no such determination shall be contrary to the requirements of Applicable Law. The Administrator, in its sole discretion, may authorize payment in respect of any option exercised hereunder by personal check, via cash contributions or in such other manner as determined by the Administrator instead of payroll deductions if in its determination payroll contributions are problematic under Applicable Law or from an administrative perspective. Any reference to "payroll deductions" in this section (or any other section of the Plan) shall similarly cover contributions by other means made pursuant to this Section 4.2.

4.3 <u>Payroll Deduction Accounts</u>. Each Participant's payroll deduction shall be credited, as soon as administratively practicable following the relevant pay date, to a Payroll Deduction Account, pending the purchase of Common Stock in accordance with the provisions of the Plan. All such amounts shall be assets of the Company and may be used by the Company for any corporate purpose. No interest shall accrue or be paid on amounts credited to a Payroll Deduction Account.

4.4 <u>Subsequent Offering Periods</u>. Unless otherwise specified prior to the beginning of any Offering Period by completing a Company-specified process, a Participant shall be deemed to have elected to participate in each subsequent Offering Period for which the Participant is eligible to the same extent and in the same manner as at the end of the prior Offering Period.

4.5 <u>Changes in Participation</u>.

(a) A Participant may cease participation in the Plan by completing a Company-specified process. Such cessation shall become effective on the first day of the first pay period following the completion of such process to which it may be practically applied, whereupon no further payroll deductions shall be made and any amount credited to the Participant's Payroll Deduction Account shall be applied to purchase shares in connection with the next Purchase Date. To the extent then still an Eligible Employee, any Participant who ceased to participate may elect to participate again by completing a Company-specified process. Such resumption of participation will become effective on the first day of the first pay period following the completion of such process to which it may be practically applied.

(b) A Participant may increase or decrease the percentage of Eligible Compensation subject to payroll deduction within the limits approved by the Administrator pursuant to Section 4.2 by completing a Company-specified process. Such increase or decrease shall become effective on the first day of the first pay period following the completion of such process to which it may be practically applied. Notwithstanding any increase in the percentage of Eligible Compensation subject to pay deduction pursuant to this Section 4.5(b), in no event may the amount of Eligible Compensation deducted for an Eligible Employee for any Plan Year exceed the maximum amount authorized to be deducted pursuant to Section 4.2.

(c) Notwithstanding anything herein to the contrary, in the event the Board of Directors determines under Section 5.2(b) to change the purchase price of a share of Common Stock, each Participant shall be advised in advance of the effective date of such change and afforded the opportunity to make a change in participation under Section 4.5(a) or 4.5(b) before such change in the purchase price takes effect.

SECTION 5 - OFFERINGS

5.1 <u>Maximum Number of Shares</u>. The Plan will be implemented by making offerings of Common Stock in connection with each Purchase Date until the maximum number of shares of Common Stock available under the Plan have been issued pursuant to the exercise of options.

5.2 <u>Grant and Exercise of Options</u>.

(a) Subject to Section 5.3, on the first day of each Offering Period, each Participant shall be deemed, subject to Section 5.4, to have been granted an option to purchase the number of shares of Common Stock to be determined for such Offering Period by dividing the amount credited to the Participant's Payroll Deduction Account on the Purchase Date for such Offering Period by the purchase price (as determined in paragraph (b) below); *provided*, *however*, that no such option shall give any Participant the right to purchase more than 1,000 shares as of the relevant date. Without any further action, the Participant shall be deemed to have exercised such option and purchased the number of shares of Common Stock so determined as of the relevant Purchase Date (or, if the Common Stock shall not have been traded on the Purchase Date, the immediately following date on which the Common Stock was traded). If the number of shares determined by dividing the amount credited to the Participant's Payroll Deduction Account on any Purchase Date by the purchase price exceeds 1,000, the amount credited to the Participant's Payroll Deduction Account corresponding to the excess over 1,000 shares shall be applied to the next Offering, subject to Section 5.4. All shares purchased under the Plan shall be credited to the Participant's Common Stock Account.

(b) The purchase price for each share of Common Stock shall be expressed as a percentage of Fair Market Value on the Purchase Date (or, if the Common Stock shall not have been traded on the Purchase Date, the immediately following date on which the Common Stock was traded) and shall be determined from time to time by the Board of Directors, but in no event shall such purchase price be less than 85 percent (85%) of the Fair Market Value of such share on the Purchase Date (or, if the Common Stock shall not have been traded on the Purchase Date, the immediately following date on which the Common Stock was traded).

5.3 <u>Oversubscription of Shares</u>. If the total number of shares for which options are exercised in connection with any Purchase Date exceeds the maximum number of shares available for the applicable Offering, the Company shall make an allocation of the shares available for delivery and distribution among the Participants in as nearly a uniform manner as shall be practicable, and the balance of all amounts credited to the Payroll Deduction Accounts shall be applied to the next Offering.

5.4 <u>Limitations on Grant and Exercise of Options</u>.

No option granted under this Plan shall permit a Participant to purchase Common Stock under all employee stock purchase plans, except the Morgan Stanley United Kingdom Share Ownership Plan or such other similar plan as determined by the Administrator, of the Company and any Subsidiary, including any employee stock purchase plan qualified under Code Section 423, in an amount which, in the aggregate, would exceed $25,000 based on the Fair Market Value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. Any option grant which causes such aggregate amount to exceed such limit shall be null and void to the extent of such excess.

SECTION 6 - DISTRIBUTIONS OF COMMON STOCK ACCOUNT

6.1 <u>Restrictions on Distributions</u>. Subject to the provisions of Section 10.3, shares of Common Stock purchased hereunder (other than shares of Common Stock acquired upon the investment of dividends pursuant to Section 7) cannot be withdrawn from the Plan by a Participant or a former Participant who has terminated employment with the Company and its Subsidiaries for a period of twelve (12) months immediately following the first day of the Offering Period in connection with which such shares were purchased. Unless otherwise determined by the Administrator, the foregoing restriction does not apply to a Participant's Beneficiary, spouse or estate (determined in accordance with Section 6.4) in the event of the Participant's death.

6.2 <u>Termination of Employment</u>. If a Participant's employment with the Company and its Subsidiaries terminates for any reason during an Offering Period, shares credited to the Participant's Common Stock Account may be withdrawn by the Participant from the Plan, subject to the provisions of Section 6.1, or may be sold by the Participant through the Plan.

6.3 <u>During Employment</u>. Prior to the Participant's termination of employment with the Company and its Subsidiaries, a Participant may withdraw some or all of the shares credited to the Participant's Common Stock Account, subject to the provisions of Section 6.1, or may sell through the Plan some or all of the shares credited to the Participant's Common Stock Account, subject to the provisions of Section 10.3.

6.4 <u>Death</u>. In the event of a Participant's death, all shares credited to the Participant's Common Stock Account may be withdrawn from the Plan, or sold through the Plan by:

(i) the Participant's Beneficiary; or

(ii) if the Company is maintaining procedures pursuant to Section 12.5 pursuant to which a Participant may designate a Beneficiary and no Beneficiary has been so designated or if the Company is not maintaining procedures pursuant to Section 12.5 pursuant to which a Participant may designate a Beneficiary, the Participant's spouse or, if the Participant is not survived by a spouse, the Participant's estate. Whether a person is a spouse will be determined by the Administrator based on U.S. Social Security benefits standards.

6.5 <u>Sales through the Plan</u>. Subject to the provisions of Section 10.3, a Participant, or, in the event of the Participant's death, a Participant's Beneficiary, spouse or estate (determined in accordance with Section 6.4) may sell shares of Common Stock acquired under the Plan pursuant to procedures established from time to time by the Administrator.

SECTION 7 - DIVIDENDS ON SHARES

A Participant may elect to have all cash dividends paid with respect to shares of Common Stock held in the Participant's Common Stock Account invested automatically in shares of Common Stock purchased at 100 percent (100%) of Fair Market Value on the date such dividend is paid. All cash distributions paid on Common Stock held in a Participant's Common Stock Account shall be paid to the Participant (or, in the event of the Participant's death, the Participant's Beneficiary, spouse or estate, determined in accordance with Section 6.4) as soon as administratively practicable.

SECTION 8 - RIGHTS AS A STOCKHOLDER

When a Participant purchases Common Stock pursuant to the Plan or when Common Stock is credited to a Participant's Common Stock Account, subject to the restrictions set forth in Sections 6 and 10.3, the Participant shall have all of the rights and privileges of a stockholder of the Company with respect to the shares so purchased or credited, whether or not certificates representing shares shall have been issued, including, without limitation, the right to vote the Common Stock and to receive cash dividends or other dividends (whether in Common Stock, other securities or other property) thereon.

SECTION 9 - OPTIONS NOT TRANSFERABLE

Neither a Participant's Payroll Deduction Account nor any options granted under the Plan to a Participant may be transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by a Participant and such options are exercisable during the Participant's lifetime only by the Participant. Any attempt at such assignment, transfer, pledge or other disposition shall be without effect.

SECTION 10 - COMMON STOCK

10.1 <u>Reserved Shares</u>. There shall be reserved for issuance and purchase under the Plan an aggregate of 5,000,000 shares of Common Stock, subject to adjustment as provided in Section 11. Shares subject to the Plan may be shares now or hereafter authorized but unissued, treasury shares, or both.

10.2 <u>Restrictions on Exercise</u>. In its sole discretion, the Board of Directors may require as conditions to the exercise of any option that shares of Common Stock reserved for issuance upon the exercise of an option shall have been duly listed on any recognized national securities exchange, and that either a registration statement under the Securities Act of 1933, as amended, with respect to said shares shall be effective, or the Participant shall have represented at the time of purchase, in form and substance satisfactory to the Company, that it is the Participant's intention to purchase the shares for investment only and not for resale or distribution.

10.3 <u>Restriction on Sale</u>. Except in the event of a Participant's death by the Participant's Beneficiary, spouse or estate (determined in accordance with Section 6.4), shares of Common Stock purchased hereunder (other than shares of Common Stock acquired upon the automatic investment of dividends pursuant to Section 7) shall not be sellable or transferable by a Participant for a period of twelve (12) months following the first day of the Offering Period in connection with which such shares were purchased.

SECTION 11 - ADJUSTMENT UPON CHANGES IN CAPITALIZATION

In the event of a subdivision or consolidation of the outstanding shares of Common Stock, or the payment of a stock dividend thereon, the number of shares reserved or authorized to be reserved under this Plan shall be increased or decreased, as the case may be, equitably by the Board of Directors. In the event of any other change affecting the Common Stock, such adjustments shall be made equitably by the Board of Directors to give proper effect to such event and shall be subject to Applicable Law.

SECTION 12 - ADMINISTRATION

12.1 The Plan shall be administered by the Board of Directors, which may to the extent permitted by law, but need not, delegate some or all of its authority under the Plan to an Administrator. Any delegation hereunder shall be subject to the restrictions and limits that the Board of Directors specifies at the time of such delegation or thereafter. Nothing in the Plan shall be construed as obligating the Board of Directors to delegate authority under this Plan, and the Board of Directors may at any time rescind the authority delegated to an Administrator appointed hereunder or appoint a new Administrator. At all times, an Administrator appointed under this Section 12.1 shall serve in such capacity at the pleasure of the Board of Directors.

12.2 The Board of Directors (and the Administrator, to the extent that the Board of Directors delegates its authority under the Plan pursuant to Section 12.1) shall have full power and authority to construe and interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in administering the Plan. The Board of Directors may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Board of Directors is specifically authorized to (and to delegate to the Administrator the authority to) adopt rules and procedures regarding handling of payroll deductions, cash contributions, payment of interest, conversion of local currency, tax, withholding procedures and handling of stock certificates, which may vary in accordance with local requirements. All determinations by the Board of Directors (or the Administrator, as the case may be) in carrying out and administering the Plan and in construing and interpreting the Plan shall be final, binding and conclusive for all purposes and upon all persons interested. In the event of any disagreement between the Board of Directors and the Administrator, the Board of Directors' determination on such matter shall be final and binding on all interested persons, including the Administrator.

12.3 No member of the Board of Directors or the Administrator shall be liable for anything whatsoever in connection with the administration of the Plan except such person's own willful misconduct. Under no circumstances shall any member of the Board of Directors or the Administrator be liable for any act or omission of any other member of the Board of Directors or the Administrator. In the performance of its functions with respect to the Plan, the Board of Directors and the Administrator shall be entitled to rely upon information and advice furnished by the Company's officers, the Company's accountants, the Company's counsel and any other party the Board of Directors or the Administrator deems necessary, and no member of the Board of Directors or the Administrator shall be liable for any action taken or not taken in reliance upon any such advice.

12.4 The Company shall pay all the costs of administration of the Plan. Participants shall be responsible for transaction and other fees as may be determined by the Administrator from time to time or required by Applicable Law.

12.5 The Company may maintain procedures pursuant to which a Participant may designate a Beneficiary.

12.6 Notwithstanding the provisions of Section 12.2, the Board of Directors (or any duly appointed Administrator) may establish procedures from time to time relating to the review and determination of claims for benefits under the Plan. Such claims procedures may include appointment of one or more committees, which may be composed of such officers of the Company or other individuals as the Board of Directors (or Administrator, as the case may be) shall determine, to act with respect to any claim for benefits under the Plan. Any such committee shall have such authority as is determined by the Board of Directors (or Administrator, as the case may be), which may include the exclusive discretionary right to interpret the Plan, including those provisions arising under or in connection with the administration of the Plan, including, without limitation, the authority to make factual determinations.

SECTION 13 - AMENDMENT AND TERMINATION

13.1 <u>Amendment</u>. The Board of Directors (and the Administrator, to the extent the Board of Directors delegates its authority under this Section 13.1) may amend the Plan in any respect; provided, however, that the Plan may not be amended in any manner that will retroactively impair or otherwise adversely affect the rights of any person to benefits under the Plan which have accrued prior to the date of such action. The Board of Directors may delegate to the Administrator its authority under this Section 13.1 to amend any of the following Sections of the Plan and any other provision of the Plan for which approval by the Board of Directors (or a committee thereof) is not required under Applicable Law or the rules of any national securities exchange on which the Common Stock is traded: Sections 3.3, 4.4, 4.5(a), 4.5(b), 6.4, 15, 16, 17 and 18.

13.2 <u>Termination</u>. The Plan will terminate on the Purchase Date that Participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase. In addition, the Plan may be terminated at any prior time, at the sole discretion of the Board of Directors.

SECTION 14 - GOVERNMENTAL AND OTHER REGULATIONS

The Plan and the grant and exercise of options to purchase shares hereunder, and the Company's obligation to sell and deliver shares upon the exercise of options to purchase shares, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as, in the opinion of counsel to the Company, may be required.

SECTION 15 - NO ENTITLEMENTS

15.1 The Plan does not create, directly or indirectly, any right for the benefit of any employee or class of employees to purchase any shares from the Company (other than as expressly provided in, and subject to the terms and conditions of, the Plan).

15.2 This Plan shall not be deemed to interfere in any way with the Company's or any Subsidiary's right to terminate, or otherwise modify, an employee's employment at any time. The Plan is not an employment agreement, and nothing in the Plan shall alter any employee's status as an "at-will" employee of the Company or any Subsidiary. The Plan shall not be construed as guaranteeing any employee's employment by the Company or any Subsidiary, or as giving any employee any right to continue in the employ of the Company or any Subsidiary, during any period, nor shall the Plan be construed as giving any employee any right to be reemployed by the Company or any Subsidiary following any termination of employment.

15.3 The Company has offered this Plan to Eligible Employees in its sole discretion. This Plan does not confer on any employee any right or entitlement to receive compensation in any specific amount for any future year, and does not diminish in any way the Company's or any Subsidiary's discretion to determine the amount, if any, of any employee's compensation. This Plan is not part of any employee's base salary or wages and will not be taken into account in determining any other employment-related rights any employee may have, such as rights to pension or severance pay.

SECTION 16 - WITHHOLDING

As a condition to receiving shares or cash amounts hereunder, the Company may require the Participant to make a cash payment to the Company of, or the Company may withhold from any shares and cash amounts distributable under the Plan, an amount necessary to satisfy all federal, state, city or other taxes required to be withheld in respect of such payments pursuant to any law or governmental regulation or ruling.

SECTION 17 - OFFSETS

To the extent permitted by law, the Company shall have the absolute right to withhold any amounts payable to any Participant under the terms of the Plan to the extent of any amount owed for any reason by such Participant to the Company or any Subsidiary and to set off and apply the amounts so withheld to payment of any such amount owed to the Company or any Subsidiary, whether or not such amount shall then be immediately due and payable and in such order or priority as among such amounts owed as the Company, in its sole discretion, shall determine.

SECTION 18 - NOTICES, ETC.

All elections, designations, requests, notices, instructions and other communications from a Participant to the Administrator or the Company required or permitted under the Plan shall be in Company-specified form, and if required to be in writing shall be mailed by first-class mail or delivered to such Company-specified location and shall be deemed to have been given and delivered only upon actual receipt thereof at such location.

SECTION 19 - CAPTIONS, ETC.

The captions of the sections and paragraphs of this Plan have been inserted solely as a matter of convenience and in no way define or limit the scope or intent of any provision of the Plan. References to sections herein are to the specified sections of this Plan unless another reference is specifically stated. Wherever used herein, a singular number shall be deemed to include the plural unless a different meaning is required by the context.

SECTION 20 - EFFECT OF PLAN

The provisions of the Plan shall be binding upon, and inure to the benefit of, all successors of the Company and each Participant, including, without limitation, such Participant's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

SECTION 21 - GOVERNING LAW AND EXCLUSIVE JURISDICTION

21.1 The internal laws of the State of New York shall govern all matters relating to this Plan, without regard to any conflicts or choice of law, rule or principle that might otherwise refer the interpretation of the award to the substantive or procedural law of another jurisdiction, except to the extent superseded by the laws of the United States.

21.2 Unless the Participant is bound by an arbitration agreement with the Company (or its parents, subsidiaries, affiliates, predecessors, successors or assigns) covering any dispute arising out of or in any way connected with the Plan, participation in the Plan or rights under the Plan, the United States District Court for the Southern District of New York shall have exclusive jurisdiction over any such dispute or, if the United States District Court for the Southern District of New York does not have subject matter jurisdiction, the Supreme Court for the State of New York, New York County shall have exclusive jurisdiction.

SECTION 22 - SEVERABILITY

The provisions set forth herein shall be severable and, if any provision of this Plan shall be determined to be legally unenforceable or void, such unenforceable or void provision shall not affect the legality, validity or enforceability of the remaining provisions hereof and may be severed from the remaining provisions as appropriate, to the extent permitted by law. If a tribunal of competent jurisdiction determines that a particular provision set forth herein is invalid, unenforceable, or void under the applicable law in a particular jurisdiction, such provision will not be enforced in that jurisdiction, but shall remain effective and enforceable in all other jurisdictions.

Annex B

DEFINITIONS AND RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

The Firm prepares its Consolidated Financial Statements using accounting principles generally accepted in the United States (U.S. GAAP). From time to time, the Firm may disclose certain "non-GAAP financial measures" in the course of its earnings releases, earnings conference calls, financial presentations and otherwise. The Securities and Exchange Commission defines a "non-GAAP financial measure" as a numerical measure of historical or future financial performance, financial positions, or cash flows that is subject to adjustments that effectively exclude, or include amounts from the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Non-GAAP financial measures disclosed by the Firm are provided as additional information to analysts, investors and other stakeholders in order to provide them with greater transparency about, or an alternative method for assessing, our financial condition, operating results, or prospective regulatory capital requirements. These measures are not in accordance with, or a substitute for U.S. GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Whenever we refer to a non-GAAP financial measure, we will also generally define it or present the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, along with a reconciliation of the differences between the non-GAAP financial measure we reference and such comparable U.S. GAAP financial measure. In addition to the following notes, please also refer to the 2023 Form 10-K and prior year annual reports on Form 10-K.

Financial statement data and metrics presented in the Morgan Stanley 15 Years of Transformation chart are based on an average of previously reported numbers across the stated years. The information provided may include certain non-GAAP financial measures. The definition of such measures or reconciliation of such measures to the comparable U.S. GAAP figures are included below.

- Net Revenues and income from continuing operations before income taxes (Pre-Tax Profit) have been adjusted to exclude significant items.

  To provide a comparative view of operating performance from 2009 to 2015, our full year reported results are adjusted below to exclude several significant items, which were highlighted in the Firm's prior period annual reports on Form 10-K.

- Litigation costs of approximately $3.1 billion in 2014 related to residential mortgage-backed securities and other credit crisis-related matters (Credit Crisis Litigation)
- Compensation expense of approximately $1.1 billion in 2014 related to changes in the approach for awards of discretionary incentive compensation (i.e., reducing the average deferral of such awards to an approximate baseline of 50%) and the acceleration of vesting for certain outstanding deferred cash-based incentive compensation awards (Discretionary Incentive Compensation Actions); and
- The impact of Debt Valuation Adjustment (DVA) from 2009 to 2015

	Twelve Months Ended						
	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014	Dec 31, 2015
($MM)							
Net Revenues - GAAP	23,434	31,342	32,177	26,265	32,559	34,276	35,242
Adjustment for DVA (a)	5,510	873	(3,681)	4,402	681	(651)	(618)
Adjusted Net Revenues – non-GAAP	28,944	32,215	28,496	30,667	33,240	33,625	34,624
Pre-Tax Profit - GAAP	1,143	6,287	6,187	596	4,558	3,591	8,495
Adjustments for DVA / Other (b)	5,510	873	(3,681)	4,402	681	3,569	(618)
Adjusted Pre-Tax Profit – non-GAAP	6,653	7,160	2,506	4,998	5,239	7,160	7,877

a) DVA represents the change in fair value resulting from fluctuations in our debt credit spreads and other credit factors related to borrowings and other liabilities carried under the fair value option. In 2009 and 2010, Wealth Management (WM) net revenues included DVA of $(41) million and $14 million, respectively, and Investment Management (IM) net revenues included DVA of $(48) million and $(11) million, respectively. All other amounts of DVA from 2009 to 2015 were recorded in Institutional Securities (ISG).

b) Pre-Tax Profit adjustment is the aggregation of the DVA adjustment and in 2014 also includes the expense adjustments of $4,220 million related to the negative Credit Crisis Litigation and Discretionary Incentive Compensation Actions. The full amount of the Credit Crisis Litigation adjustment was recorded in the ISG segment. The Discretionary Incentive Compensation Actions were recorded in the business segments as follows: ISG $(904) million; WM $(88) million; and IM $(145) million.

- Return on average tangible common equity (ROTCE) metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction.

Our Core Values

Long-term and enduring success lies in having a strong culture and talented employees who live our values. At Morgan Stanley, our culture guides our employees, and our values inform everything we do.

James P. Gorman, Chairman

DO THE RIGHT THING

- Act with integrity
- Think like an owner to create long-term shareholder value
- Value and reward honesty and character

PUT CLIENTS FIRST

- Keep the client's interests first
- Work with colleagues to deliver the best of the Firm to every client
- Listen to what the client is saying and needs

LEAD WITH EXCEPTIONAL IDEAS

- Win by breaking new ground
- Leverage different perspectives to gain new insight
- Drive innovation
- Be vigilant about what we can do better

COMMIT TO DIVERSITY & INCLUSION

- Value individual and cultural differences as a defining strength
- Champion an environment where all employees feel a sense of belonging—are heard, seen and respected
- Expect everyone to challenge behavior counter to our culture of inclusion
- Attract, develop and retain talent reflecting the full diversity of society

GIVE BACK

- Serve our communities generously with our expertise, time and money
- Build a better Firm for the future by contributing to our culture
- Develop our talent through mentoring and sponsorship